# CENTRAL JERSEY BANCORP

2007 ANNUAL REPORT

*Our Pledge to you . . .*

**Central Jersey Bancorp will constantly strive to be the community bank of choice in all of the markets it serves.**

*Our goal is to provide excellence in service to our customers, shareholders, employees and the community-at-large*

**by delivering professionalism, respect and value to each of these constituencies.**

CENTRAL JERSEY BANCORP

*Serving You Better™*

Dear Valued Shareholders:

Challenges are nothing more than opportunities in disguise. Rarely has that statement been more relevant in the financial services industry. As we look back to the year 2007, it can easily be said that such year presented one of the most challenging operating environments in recent memory. General economic weakness, an inflated housing sector, an inverted interest rate yield curve and the subprime residential mortgage meltdown are all market dynamics that defined the general economic state of affairs in the year 2007.

While Central Jersey Bancorp could not avoid being somewhat influenced by those dynamics, we did not allow them to drive our strategic direction nor decision making. In 2007, we clearly set out on a strategic plan of execution that would better position the organization competitively, structurally and financially. Each of the initiatives described below was devised with the sole motivation of: (i) creating a balance sheet structure that would allow our organization to successfully operate in a variety of economic scenarios; (ii) maintaining a conservative yet proactive posture in the granting of credit; (iii) enhancing service levels at the point of delivery; and (iv) expanding product service offerings so that both existing and prospective customers could view our community banking institution as the local leader and the financial service provider of choice.

- During the first quarter of 2007, Central Jersey Bancorp,
  - Initiated a balance sheet restructuring strategy involving the sale of a significant portion of its investment portfolio. While the transaction resulted in a significant one-time earnings charge in the first quarter, the reinvestment of proceeds enhanced prospective monthly pre-tax earnings by approximately $85,000.
  - Once again declared a 5% stock dividend. The declaration represented the tenth consecutive year that either a stock dividend or stock split was provided to shareholders.
- In the second quarter, your institution,
  - Announced the closure of two branch offices that represented geographic overlap resulting from the 2005 combination of Allaire Community Bank and Monmouth Community Bank, N.A. As a community banking organization that decision, while difficult, reinforced the Board of Directors' resolve to stay true to our mission of pursuing operating efficiencies. The branch closures, which became effective in September 2007, are expected to result in annual pre-tax savings of approximately $648,000.

CENTRAL JERSEY BANCORP

Serving You Better™

- Implemented an organizational realignment that established three primary operating divisions within Central Jersey Bank, N.A.: (i) the Retail Division, which includes the branch network, business development, marketing and training; (ii) the Lending Division, which includes commercial, consumer, small business and residential loan originations, loan operations, loan administration and credit; and (iii) the Finance/Operations Division, which includes accounting and finance, deposit operations, compliance, facilities and information technology. The objective of the realignment was to better manage the organization in a marketplace that requires operating efficiencies, responsiveness and innovative business program development.

- Third quarter 2007 initiatives included,

  - The establishment of a Small Business Administration (SBA) Department, which enables Central Jersey Bank, N.A. to continue to meet the financial needs of the local business community while further realizing its corporate strategy of prudent organizational growth. Central Jersey Bank, N.A. was able to recruit an entire, well seasoned, team of SBA professionals that allow the organization to extend its reach into the credit markets through an effective partnership with the Small Business Administration.

The fourth quarter of 2007 was dominated by never ending headlines of economic weakness, residential housing and mortgage turmoil and the anticipation of "casualties" in the financial services sector. We recognized that current and anticipated general economic environments created unique challenges and opportunities for the financial services industry. Each initiative, including our balance sheet restructuring, branch office consolidation and corporate realignment, was undertaken with an understanding that prospective quality balance sheet growth would be difficult to attain and, therefore, other measures were necessary to ensure that we remained positioned to maintain and leverage our high quality credit and banking relationships. To date, each initiative has achieved expected results.

Finally, it is important to recognize that the business of banking, like all businesses, is a business of people. The end of 2007 marked the completion of the tenure of Mr. George S. Callas as Chairman of your Board of Directors. One cannot overstate the outstanding leadership and contributions Mr. Callas provided this organization. Since the inception of Central Jersey Bancorp, Mr. Callas has been a pillar of strength, an eloquent spokesperson, unwavering supporter, and a dynamic leader. We are fortunate and privileged to have Mr. Callas remain as a member of the Board of Directors.

As always, we would like to thank you, our valued shareholders, for your trust and confidence. A special thank you to our dedicated Board of Directors, management and staff for their continued effort and commitment in making Central Jersey Bancorp the brand of choice in community banking.

Sincerely,

James S. Vaccaro
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

# FORM 10-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 000-49925

**CENTRAL JERSEY BANCORP**
(Exact name of Registrant as specified in its charter)

| New Jersey | 22-3757709 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| 627 Second Avenue, Long Branch, New Jersey | 07740 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (732) 571-1300

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act:

Common Stock, par value $0.01
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No X

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | [ ] | Accelerated filer | [X] |
| Non-accelerated filer | [ ] | Smaller reporting company | [X] |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

As of June 30, 2007, the aggregate market value of the Registrant's common stock held by non-affiliates was approximately $57,220,356.

As of March 7, 2008, 8,716,490 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates certain information by reference from the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008. It is anticipated that the Proxy Statement will be filed with the Securities and Exchange Commission by April 29, 2008.

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report on Form 10-K and other filings of the Registrant under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as information communicated orally or in writing between the dates of such filings, contains or may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from expected results. Among these risks, trends and uncertainties are the effect of governmental regulation on Central Jersey Bank, National Association, a nationally chartered commercial bank and wholly-owned subsidiary of the Registrant, interest rate fluctuations, regional economic and other conditions, the availability of working capital, the cost of personnel and technology and the competitive markets in which Central Jersey Bank, N.A. operates.

In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Although the Registrant believes that the expectations reflected in the forward-looking statements contained herein are reasonable, the Registrant cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Registrant, nor any other person, assumes responsibility for the accuracy and completeness of such statements. The Registrant is under no duty to update any of the forward-looking statements contained herein after the date of this Annual Report on Form 10-K.

# CENTRAL JERSEY BANCORP

## INDEX TO FORM 10-K

* The information required under this Item is to be contained in the Registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, and is incorporated herein by reference. It is anticipated that the Proxy Statement will be filed with the Securities and Exchange Commission by April 29, 2008.

# PART I

## Item 1. Business

### About Our Company

Central Jersey Bancorp is a bank holding company headquartered in Long Branch, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Monmouth Community Bank, National Association. On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp.

Central Jersey Bancorp maintains an Internet website at *www.cjbna.com*. Through our website, shareholders may access free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These documents are available as soon as reasonably practicable after Central Jersey Bancorp electronically files these documents with the Securities and Exchange Commission. We also post on our website our Corporate Governance Guidelines, Code of Conduct/Ethics Policy, Chief Executive and Chief Financial Officer Code of Ethics and Nominating and Corporate Governance Committee Charter. These reports are also available in print by contacting Mr. James S. Vaccaro, Chairman, President and Chief Executive Officer, Central Jersey Bancorp, 627 Second Avenue, Long Branch, New Jersey 07740.

### About Our Business

In August of 2005, Central Jersey Bancorp combined its two bank subsidiaries, Monmouth Community Bank, N.A. and Allaire Community Bank, into a single banking entity, named Central Jersey Bank, National Association. Central Jersey Bank, N.A. offers a full range of retail and commercial banking services primarily to customers located in Monmouth County and Ocean County, New Jersey. These services include checking accounts, savings accounts, money market accounts, certificates of deposit, installment loans, real estate mortgage loans, commercial loans, wire transfers, money orders, traveler's checks, safe deposit boxes, night depositories, federal payroll tax deposits, bond coupon redemption, bank by mail, direct deposit, automated teller services and telephone and internet banking. Central Jersey Bank, N.A. has debit card, merchant card and international services available to its customers through correspondent institutions. Central Jersey Bank, N.A. currently has twelve full-service branch facilities located in Belmar, Bradley Beach, Long Branch (2), Manasquan, Point Pleasant, Spring Lake Heights, Little Silver, Neptune City, Ocean Grove, and Wall Township (2), New Jersey. A thirteenth branch, to be located in Ocean Township, New Jersey, is expected to open in the Spring of 2008.

Central Jersey Bank, N.A. is a national association chartered by the Office of the Comptroller of the Currency ("OCC"). The deposits of the bank subsidiary are insured by the Federal Deposit Insurance Corporation ("FDIC"). Central Jersey Bank, N.A. provides a broad range of financial products and services to individual consumers, small businesses and professionals in its market area. When a customer's loan requirements exceed Central Jersey Bank, N.A.'s lending limit, the bank subsidiary may seek to arrange such loan on a participation basis with other financial institutions. In addition, Central Jersey Bank, N.A. participates in loans originated by other financial institutions.

**Business Strategy**

Central Jersey Bancorp's strategy is to provide a competitive range of community banking services to its market area, in a professional environment, at fair and reasonable interest rates and fees, at convenient operating hours, with a commitment to prompt, quality and highly personalized service, which is both efficient and responsive to local banking needs. Service to customers and a commitment to the community are the basic and distinguishing features offered by Central Jersey Bank, N.A., Central Jersey Bancorp's bank subsidiary.

**Market Area**

Central Jersey Bank, N.A. currently operates twelve full-service branch facilities located in Belmar, Bradley Beach, Long Branch (2), Manasquan, Point Pleasant, Spring Lake Heights, Little Silver, Ocean Grove, Neptune City and Wall Township (2), New Jersey. A thirteenth branch, to be located in Ocean Township, New Jersey, is expected to open in the Spring of 2008. Except for the Point Pleasant branch, located in Ocean County, New Jersey, each branch is within Monmouth County, New Jersey, the sixth largest county in the State of New Jersey. The individual branch locations provide a great deal of exposure and are well-situated to conveniently serve businesses, professionals and individuals throughout Central Jersey Bancorp's market area.

Commercial activity within Central Jersey Bancorp's market area includes small and medium sized businesses, corporate offices, professional offices, major retail centers, resort and recreational businesses along the nearby oceanfront, as well as numerous industrial establishments specializing in light manufacturing, baking products, rubber and plastic products, surgical and medical devices, electronics and telecommunications. In addition, the market area contains a variety of major employers, including Monmouth Medical Center, Jersey Shore University Medical Center and Monmouth University.

**Services Offered**

Central Jersey Bancorp's bank subsidiary, Central Jersey Bank, N.A., is community oriented and offers services and products designed to meet the banking needs of local individuals, businesses and professionals. Business people and professionals are offered a broad spectrum of deposit and loan products designed to satisfy their occupational and personal financial needs. In addition, Central Jersey Bank, N.A. provides a broad array of consumer banking services to the general public residing or working in its market area.

**Deposits.** In order to attract and retain stable deposit relationships with the commercial establishments and other businesses within its market area, Central Jersey Bank, N.A. offers competitive small business cash management services. Central Jersey Bank, N.A. believes that the expertise and experience of its management coupled with the introduction of new technologies enables the bank subsidiary to maximize the growth of business related deposits. The primary deposit services of Central Jersey Bank, N.A. offered to non-business customers are comprised of demand deposits, savings deposits (including money markets), time deposits and individual retirement accounts.

**Loans.** Central Jersey Bank N.A.'s loan portfolio consists primarily of variable-rate and short-term fixed rate loans, with a significant concentration in commercial purpose transactions. Central Jersey Bank, N.A. believes that the familiarity of its management and the members of its Board of Directors appointed to its Loan Committee with prospective local borrowers enables Central Jersey Bank, N.A. to better evaluate the character, integrity and creditworthiness of prospective borrowers.

**Residential Mortgage Loans.** In order to effectively penetrate the mortgage market, Central Jersey Bank, N.A., through an unaffiliated third party vendor, offers a range of residential mortgage products at competitive rates. Central Jersey Bank, N.A. closes its originated residential mortgages in its name and then sells its residential mortgage production to government agencies and private investors in order to manage interest rate risk and liquidity. Central Jersey Bank, N.A. believes that its policy of closing loans in a time frame that meets the needs of its borrowers is important to its business.

**Commercial Mortgage/Construction Loans.** Central Jersey Bank, N.A. originates various types of loans secured with real estate, including construction loans. Central Jersey Bank, N.A.'s loan officers work closely with real estate developers, individual builders and attorneys to offer construction loans and services to the residential real estate market as well as to owner-occupied commercial properties and investment properties. Construction lending constitutes a minor portion of the loan portfolio. In some cases, Central Jersey Bank, N.A. may originate loans larger than its lending or policy limits and will participate these loans with other financial institutions.

**Consumer Lending.** Central Jersey Bank, N.A. offers a full menu of consumer loan products that include home equity loans and lines of credit, secured and unsecured personal loans and auto loans. During 2007, the Bank began offering a service to consumers that would allow a consumer to apply for consumer loans via the Internet and receive an answer on their loan request in approximately sixty seconds. The ability to complete an application on-line allows Central Jersey Bank, N.A. to compete with the national lenders on a local level.

**Small Business Loans.** Central Jersey Bank, N.A. generally targets businesses with annual revenues of less than $25,000,000. Often, these businesses are ignored by the larger lending institutions and have experienced the negative effects of the bank consolidations. Central Jersey Bank, N.A. offers responsiveness, flexibility and local decision-making for loan applications of small business owners, thereby eliminating the delays generally associated with non-local management. Central Jersey Bank, N.A. participates in the Small Business Administration (SBA) programs through its SBA loan department established in the fall of 2007, and in programs offered through the New Jersey Economic Development Authority. As an independent community bank, Central Jersey Bank, N.A. serves the special needs of professionals in the legal, medical, accounting, insurance, and real estate industries. Lines of credit, term loans and time loans are tailored to meet the borrowing needs of Central Jersey Bank, N.A.'s customers in the professional community.

**Other Services.** To further attract and retain customer relationships, Central Jersey Bank, N.A. provides an expanded array of financial services, including the following: the issuance of money orders, cashier checks, certified checks and gift checks, wire transfers, U.S. Savings Bonds sales and redemptions, debit ATM cards, federal payroll tax deposits, safe deposit boxes, traveler's checks, night depositories, bond coupon redemptions, bank-by-mail, direct deposit, business sweep accounts, automated teller machines, online deposit account and loan account applications and telephone and internet banking. Central Jersey Bank, N.A. offers a variety of personal and business credit cards. These credit cards are underwritten and managed by one or more third party unaffiliated banking organizations. Central Jersey Bank, N.A. also maintains coin counting machines, for the convenience of its customers, in each of its branch offices.

**Competition**

The banking business in New Jersey is very competitive. Central Jersey Bank, N.A. actively competes for deposits and loans with existing New Jersey and out-of-state financial institutions.

Central Jersey Bank, N.A.'s competition includes large financial service companies and other entities, in addition to traditional banking institutions such as savings banks, commercial banks, internet banks and credit unions. Such competition includes community banks, with banking philosophies similar to those of Central Jersey Bank, N.A., which are located within or near the market area served by Central Jersey Bank, N.A.

Many of Central Jersey Bank, N.A.'s larger competitors have a greater ability to finance wide ranging advertising campaigns through their greater capital resources. Marketing efforts to attract prospective customers depend heavily upon referrals from Central Jersey Bank, N.A.'s Board of Directors, advisory boards, management and shareholders, selective advertising in local media and direct mail solicitations. Central Jersey Bank, N.A. competes for business principally on the basis of high quality, personal service to customers, customer access to bank decision makers and competitive interest rates and fees.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded once clearly defined financial service industry classifications. Existing banks have been forced to diversify their services, increase rates paid on deposits, provide competitive pricing on loans and become more cost effective, as a result of competition with one another and with new types of financial service companies, including non-banking competitors. Corresponding changes in the regulatory framework have resulted in increasing homogeneity in the financial services offered by financial institutions. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors. These factors may be expected to affect the business prospects of Central Jersey Bank, N.A.

**Employees**

James S. Vaccaro (Chairman, President and Chief Executive Officer), Robert S. Vuono (Senior Executive Vice President, Chief Operating Officer and Secretary), and Anthony Giordano, III (Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary) currently are the executive officers of the holding company, Central Jersey Bancorp, and its banking subsidiary, Central Jersey Bank, N.A. Mr. Vaccaro, Mr. Vuono and Mr. Giordano III, as well as officers Robert K. Wallace (Executive Vice President of Lending), Thomas J. Garrity (Executive Vice President of Lending) and Lisa A. Borghese (Senior Vice President of Lending), each have a change of control agreement. Including the aforementioned officers, Central Jersey Bancorp had a total of 128 full time equivalent employees as of December 31, 2007.

**Holding Company Operations**

Central Jersey Bancorp serves as the holding company for Central Jersey Bank, N.A. The holding company has no assets or liabilities other than its investment in Central Jersey Bank, N.A and its participation in MCBK Capital Trust I, a special purpose business trust established in March 2004 for the purpose of issuing $5.0 million of preferred capital securities. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation – Guaranteed Preferred Beneficial Interest in the Central Jersey Bancorp Subordinated Debt." The holding company does not conduct, nor does management believe that it will conduct, any business. All banking products and services are, and will be, provided by Central Jersey Bancorp's bank subsidiary, Central Jersey Bank, N.A. Moreover, on March 9, 2004, Monmouth Community Bank, N.A., the original banking subsidiary of Central Jersey Bancorp, formed MCB Investment Company, a New Jersey corporation. For state tax purposes, MCB Investment Company was formed to hold and invest in investment securities in support of Monmouth

Community Bank, N.A. Further, on January 10, 2001, Allaire Community Bank, a former bank subsidiary of Central Jersey Bancorp that was combined with Monmouth Community Bank, N.A. to form Central Jersey Bank, N.A. in August 2005, formed Allaire Investment Co., Inc., a New Jersey corporation, for the same purposes that Monmouth Community Bank, N.A. formed MCB Investment Company. Central Jersey Bancorp combined the two New Jersey investment subsidiaries effective January 1, 2006. The name of the combined investment subsidiary is CJB Investment Company.

**Government Regulation**

Central Jersey Bancorp and its subsidiaries, including Central Jersey Bank, N.A., operate within a system of banking laws and regulations intended to protect bank customers and depositors. These laws and regulations govern the permissible operations and management, activities, reserves, loans and investments of Central Jersey Bancorp and its subsidiaries. In addition, Central Jersey Bancorp is subject to federal and state securities laws and general federal laws and regulations. Central Jersey Bancorp and its non-bank subsidiary also are subject to the corporate laws and regulations of their respective states of incorporation. The following descriptions summarize the key banking and other laws and regulations to which Central Jersey Bancorp and Central Jersey Bank, N.A. are subject. These descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations discussed. Future changes in these laws and regulations, or in the interpretation and application thereof by their administering agencies, cannot be predicted, but could have a material effect on the business and results of Central Jersey Bancorp and its subsidiaries.

Central Jersey Bancorp is a bank holding company under the Federal Bank Holding Company Act of 1956, as amended by the 1999 financial modernization legislation known as the Gramm-Leach-Bliley Act, and is subject to the supervision of the Board of Governors of the Federal Reserve System. In general, the Bank Holding Company Act limits the business of bank holding companies to banking, managing or controlling banks, and performing certain servicing activities for subsidiaries and, as a result of the Gramm-Leach-Bliley Act amendments to the Bank Holding Company Act, permits bank holding companies that are also designated as "financial holding companies" to engage in any activity, or acquire and retain the shares of any company engaged in any activity, that is either (1) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the OCC, or (2) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as determined by the Federal Reserve Board). In order for a bank holding company to engage in the broader range of activities that are permitted by the Bank Holding Company Act for bank holding companies that are also financial holding companies, upon satisfaction of certain regulatory criteria, the bank holding company must file a declaration with the Federal Reserve Board that it elects to be a financial holding company. Central Jersey Bancorp does not intend to seek a financial holding company designation at this time, and does not believe that the current decision not to seek a financial holding company designation will adversely affect its ability to compete in its chosen markets. Central Jersey Bancorp does not believe that seeking such a designation at this time would position it to compete more effectively in the offering of its current products and services.

Central Jersey Bank, N.A., the banking subsidiary of Central Jersey Bancorp, is a national association, and is subject to the regulation, supervision and examination of the OCC. In addition, as a national bank, Central Jersey Bank, N.A. was required to become a member bank of the Federal Reserve Bank of New York, and is subject to examination and regulation by the Board of Governors of the Federal Reserve System. The Federal Reserve Board regulates aspects of activities conducted by Central Jersey Bancorp and its subsidiaries, as discussed above.

*Dividend Restrictions*

Central Jersey Bancorp and its subsidiaries are separate legal entities whose finances are in some ways interconnected. Central Jersey Bancorp's principal source of funds to fulfill its guarantee of trust preferred securities issued by MCBK Capital Trust I or to pay cash dividends on its common stock, if such dividends were to be declared, is from cash dividends paid to it by Central Jersey Bank, N.A. Certain federal statutes and regulations limit the payment of dividends to Central Jersey Bancorp by its bank subsidiary without regulatory approval.

As a national bank, Central Jersey Bank, N.A. must obtain prior approval from the OCC to pay a cash dividend if the total of all cash dividends declared by Central Jersey Bank, N.A. in any calendar year would exceed Central Jersey Bank, N.A.'s net income for that year, combined with its retained net income for the preceding two calendar years, less any transfers required by the OCC or to a fund for retirement of preferred stock. Additionally, Central Jersey Bank, N.A. may not declare dividends in excess of net profits on hand, after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses.

The payment of dividends is limited further by applicable minimum capital requirements. The Federal Reserve Board and the OCC have issued additional guidelines and policy statements, applicable to Central Jersey Bancorp and Central Jersey Bank, N.A., requiring bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition, and limiting dividends to payments out of current operating earnings.

As an insured depository institution, Central Jersey Bank, N.A. is subject to the Federal Deposit Insurance Act which provides that no dividends may be paid by an insured depository institution if it is in arrears in the payment of any insurance assessment due to the FDIC. In addition, under the Federal Deposit Insurance Act, an insured depository institution may not pay any dividend if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized, as further discussed below. A payment of dividends that would have the effect of depleting a depository institution's capital base to an inadequate level could constitute an unsafe and unsound practice subject to a cease and desist order.

Prior to 2008, Central Jersey Bank, N.A. had never declared any cash dividends. However, on January 15, 2008, Central Jersey Bancorp, the parent company of Central Jersey Bank, N.A., announced that its Board of Directors authorized a common stock repurchase program, which is expected to continue through the end of 2009, or for such shorter or longer period of time as Central Jersey Bancorp may determine. It is contemplated that during 2008, Central Jersey Bank, N.A. will declare and pay cash dividends to Central Jersey Bancorp in order to effectuate the common stock repurchase program.

*Transactions with Affiliates*

Banking laws and regulations impose certain restrictions on the ability of bank holding companies and their non-bank subsidiaries to borrow from and engage in other transactions with their subsidiary or affiliated banks. Generally, these restrictions require that any extensions of credit must be secured by designated amounts of specified collateral and are limited to (1) 10% of the bank's capital stock and surplus per non-bank affiliated borrower, and (2) 20% of the bank's capital stock and surplus aggregated as to all non-bank affiliated borrowers. In addition, certain transactions with affiliates must be on terms and conditions, including credit standards, at least as favorable to the institution as those prevailing for arms-length transactions. Central Jersey Bank, N.A. also must comply with regulations which restrict loans made to directors, executive officers and principal shareholders of Central Jersey Bancorp and its subsidiaries.

*Liability of Commonly Controlled Institutions and "Source of Strength" Doctrine*

The Federal Deposit Insurance Act contains a "cross-guarantee" provision that could result in any insured depository institution owned by Central Jersey Bancorp being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by Central Jersey Bancorp. Also, under the Bank Holding Company Act and Federal Reserve Board policy, bank holding companies are expected to represent a source of financial and managerial strength to their bank subsidiaries, and to commit resources to support bank subsidiaries in circumstances where banks may not be in a self sufficient financial position. Capital loans by a bank holding company to a bank subsidiary are subordinate in right of repayment to deposits and other bank indebtedness. If a bank holding company declares bankruptcy, any commitment made to a federal bank regulatory agency by the bank holding company to sustain the capital of its subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

In addition, under the National Bank Act, as amended, if the capital stock of a subsidiary national bank is impaired, by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's parent company, and to sell the stock of the bank if such assessment is not satisfied within three months to the extent necessary to eliminate the deficiency.

*Federal Deposit Insurance Reform Act of 2005*

As a result of the Federal Deposit Insurance Reform Act of 2005, the Bank Insurance Fund and Savings Association Insurance Fund have been merged into a new combined fund, called the Deposit Insurance Fund. The Federal Deposit Insurance Reform Act also (1) increases deposit insurance coverage for retirement accounts to $250,000, (2) indexes the current $100,000 insurance coverage limit for standard accounts and the new $250,000 limit for retirement accounts to reflect inflation (with adjustments for inflation every five years, commencing January 1, 2011), (3) requires the FDIC to assess annual deposit insurance premiums on all banks and savings institutions, (4) gives a one-time insurance assessment credit totaling $4.7 billion to banks and savings institutions in existence on December 31, 1996 that can be used to offset premiums otherwise due, (5) imposes a cap on the level of the Deposit Insurance Fund and provide for dividends or rebates when the fund grows beyond a specified threshold, (6) adopts a historical basis concept for distributing the aforementioned one-time credit and dividends (with each institution's historical basis to be determined by a formula that looks back to the institution's assessment base in 1996 and adds premiums paid since that time) and (7) authorizes revisions to the current risk-based system for assessing premiums, including replacing the current fixed reserve ratio requirement of 1.25% with a range of between 1.15% and 1.50% of insured deposits.

*Capital Adequacy*

The Federal Reserve Board and the OCC have substantially similar risk-based capital and leverage ratio guidelines for banking organizations. These guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments. Under the risk-based capital and leverage ratio guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights.

The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These risk-based capital requirements identify concentration of credit risk, and facilitate management of those risks.

To derive total risk-weighted assets, bank assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are converted to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans are assigned to the 100% risk category, except for performing first mortgage loans fully secured by residential property, which carry a 50% risk-weighting. Most investment securities (including, primarily, general obligation claims of states or other political subdivisions of the United States) are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the United States government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% risk-weighting. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% risk-weighting. Short-term commercial letters of credit have a 20% risk-weighting, and certain short-term unconditionally cancelable commitments have a 0% risk-weighting.

Under the capital guidelines, a banking organization's total capital is divided into tiers. "Tier I Capital" consists of common shareholders' equity, qualifying preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items and other intangible assets. No more than 25% of qualifying Tier I Capital may consist of trust preferred securities. "Tier II Capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, and preferred stock that does not qualify as Tier I Capital, plus a limited amount of loan and lease loss allowances and a limited amount of unrealized holding gains on equity securities. "Tier III Capital" consists of qualifying unsecured subordinated debt. "Total Capital" is the sum of Tier I, Tier II and Tier III Capital. The sum of Tier II and Tier III Capital may not exceed the amount of Tier I Capital.

Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the required minimum ratio of Total Capital (the sum of Tier I, Tier II and Tier III Capital) to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. The required minimum ratio of Tier I Capital to risk-weighted assets is 4%. At December 31, 2007, Central Jersey Bancorp's ratios of Total Capital and Tier 1 Capital to risk-weighted assets were 13.73% and 12.74%, respectively.

The Federal Reserve Board also requires bank holding companies to comply with minimum leverage ratio guidelines. The leverage ratio is the ratio of a bank holding company's Tier I Capital (excluding intangibles) to its total assets (excluding loan loss reserve, goodwill, and certain other intangibles). Bank holding companies normally must maintain a minimum leverage ratio of 4%, unless the bank holding company has the highest supervisory rating or has implemented the Federal Reserve Board's risk-adjusted measure for market risk, in which case its minimum leverage ratio must be 3%. Banking organizations undergoing significant growth or undertaking acquisitions must maintain even higher capital positions. At December 31, 2007, Central Jersey Bancorp's leverage ratio was 9.08%. Central Jersey Bank, N.A. is subject to similar risk-based and leverage capital guidelines, as adopted by the OCC.

Banking regulators currently are developing proposed revisions to their existing capital adequacy regulations and standards, based on policy guidelines issued by the Basel Committee on Banking Supervision, an international committee of central banks and bank regulators from major industrialized countries. Central Jersey Bank, N.A. is analyzing the potential impact of these proposed revisions on its risk-based capital.

*Prompt Corrective Action*

The Federal Deposit Insurance Act requires federal banking regulators to take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on Central Jersey Bancorp's financial condition. Under the Prompt Corrective Action Regulations, Central Jersey Bank, N.A. must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Prompt Corrective Action Regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The Federal Deposit Insurance Act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category by which the institution is classified. Institutions categorized as "undercapitalized" or worse may be subject to requirements to file a capital plan with their primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it generally must be placed in receivership or conservatorship within ninety days.

The Prompt Corrective Action Regulations provide that an institution is "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater. The institution also may not be subject to an order, written agreement, and capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution. An institution is deemed "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0% (or a leverage ratio of less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution. An institution is "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio of less than 3.0%, or a leverage ratio less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution, and is "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not to treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than an institution's capital levels.

At December 31, 2007, Central Jersey Bank, N.A. was "well capitalized" based on the ratios and guidelines noted above. However, the capital categories of the bank are determined solely for the purpose of applying the Prompt Corrective Action Regulations and may not constitute an accurate representation of its overall financial condition or prospects. Additional information on capital amounts and ratios of Central Jersey Bancorp and Central Jersey Bank, N.A. is found in Note (15) to our consolidated financial statements included herein.

*Unsafe and Unsound Practices*

Notwithstanding its Prompt Corrective Action category dictated by risk-based capital ratios, the Federal Deposit Insurance Act permits the appropriate bank regulatory agency to reclassify an institution if it determines, after notice and a hearing, that the condition of the institution is unsafe or unsound, or if it deems the institution to be engaging in an unsafe or unsound practice. Under the Financial Institutions Supervisory Act, the OCC has the authority to prohibit national banks from engaging in any activity in the conduct of their business which the OCC believes constitutes an unsafe or unsound practice. The Federal Reserve Board has similar authority with regard to bank holding companies and their non-bank subsidiaries.

*The USA PATRIOT Act*

On October 26, 2001, the President signed into law certain comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001. Title III of the USA PATRIOT Act substantially broadened the scope of the U.S. anti-money-laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as Central Jersey Bank, N.A. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure of a financial institution to comply with the USA PATRIOT Act's requirements could have serious legal consequences for an institution and adversely affect its reputation. Central Jersey Bancorp has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA PATRIOT Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA PATRIOT Act and by the Treasury Department regulations.

*Community Reinvestment Act*

The Federal Community Reinvestment Act requires banks to respond to the full range of credit and banking needs within their communities, including the needs of low and moderate-income individuals and areas. A bank's failure to address the credit and banking needs of all socio-economic levels within its markets may result in restrictions on growth and expansion opportunities for the bank, including restrictions on new branch openings, relocation, formation of subsidiaries, mergers and acquisitions. In the latest CRA examination report with respect to Central Jersey Bank, N.A., dated November 10, 2003, Central Jersey Bank, N.A. received a rating of satisfactory.

*Consumer Privacy*

The privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including Central Jersey Bancorp and Central Jersey Bank, N.A., from disclosing or sharing nonpublic personal financial information to third parties for marketing or other purposes not related to transactions, unless customers have an opportunity to "opt out" of authorizing such disclosure, and have not elected to do so. It has never been the policy of Central Jersey Bancorp to release such information except as may be required by law. The Fair Credit Reporting Act also restricts information sharing among affiliates for marketing and other purposes.

*Loans to One Borrower*

Federal banking laws limit the amount a bank may lend to a single borrower to 15% of the bank's capital and surplus, plus an additional 10% of capital and surplus if the amount over the 15% general limit is fully secured by adequate amounts of readily marketable capital. However, no loan to one borrower may exceed 25% of a bank's statutory capital, notwithstanding collateral pledged to secure it. Well-qualified national banks also may be eligible for certain preferred lending limits within specified loan categories.

*Depositor Preference Statute*

Under federal law, depositors, certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a priority over other general unsecured claims against the institution, in the event of a "liquidation or other resolution" of the institution by a receiver.

*Sarbanes-Oxley Act of 2002*

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002. The stated goals of Sarbanes-Oxley Act of 2002 are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act of 2002 generally applies to all companies, both domestic and foreign, that file or are required to file periodic reports with the Securities and Exchange Commission under the Exchange Act.

The Sarbanes-Oxley Act of 2002 includes very specific disclosure requirements and corporate governance rules, requires the Securities and Exchange Commission and self regulatory organizations to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the Securities and Exchange Commission and the Comptroller General. The Sarbanes-Oxley Act of 2002 represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act of 2002 addresses, among other matters:

- audit committees for all reporting companies;
- certification of financial statements by the chief executive officer and the chief financial officer;

- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers under certain circumstances;
- a prohibition on insider trading during pension plan black out periods;
- disclosure of off-balance sheet transactions;
- expedited filing requirements for certain periodic and current reports;
- disclosure of a code of ethics;
- "real time" filing of periodic reports;
- the formation of a public accounting oversight board;
- auditor independence; and
- various increased criminal penalties for violations of securities laws.

*Overall Impact of New Legislation and Regulations*

Various legislative initiatives are from time to time introduced in Congress. It cannot be predicted whether or to what extent the business and condition of Central Jersey Bancorp and its subsidiaries will be affected by new legislation or regulations, and legislation or regulations as yet to be proposed or enacted.

**Impact of Monetary Policies**

The earnings of Central Jersey Bank, N.A. will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve Board have had, and will likely continue to have, an important impact on the operating results of banks through the Federal Reserve Board's power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve Board has a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

## Item 1A. Risk Factors

The following is a discussion of certain significant risk factors that could potentially adversely affect our financial condition and results of operations.

***We compete for deposits and loan customers with larger financial institutions whose customer bases are broader and whose lending limits exceed Central Jersey Bank, N.A.'s lending limits. We also compete with similar banks focused on the same markets and customers. Competition costs money, and competition could reduce the number of customers using the banking services provided by us.***

New Jersey is a competitive banking environment. Central Jersey Bank, N.A. competes for deposits and for borrowers with larger and more established in-state and out-of-state financial institutions, including large financial service companies and other entities, in addition to traditional banking institutions such as savings and loan associations, savings banks, commercial banks and credit unions. Because of their greater capitalization and other resources, larger institutions may have competitive advantages resulting from their ability to offer more convenient facilities and higher lending limits. Lending limits are primarily a function of a bank's capital base. Accordingly, larger banks that have much larger capital bases than Central Jersey Bank, N.A., have lending limits which exceed those of Central Jersey Bank, N.A. Several larger banks with branches in our market area have lending limits which exceed $1 billion. At December 31, 2007, Central Jersey Bank, N.A.'s legal lending limit was approximately $7.2 million.

Central Jersey Bank, N.A. also has community bank competitors with similar goals and business territories. Three currently existing community banks commenced operations within Central Jersey Bank, N.A.'s existing market area since 1996, and two other community banks are expected to commence operations in such market area in 2008.

We compete by offering personal, local service and extended hours of operation, but we may also compete by offering lower interest rates and paying more to attract deposits. Because we operate in a highly-competitive market, it is likely that the cost of competing for market share is greater for us than it would be for a small bank in a less competitive market. The cost of our competitive efforts may impact profitability, and we can offer no assurance that any of our competitive efforts will be successful. See "Item 1. Business – Competition."

***Use by other banks of advanced banking technologies creates more competition and could result in increased costs to us in our effort to remain current.***

Larger and more established banks may have access to more funding for technological research, development and introduction of new technologies, including internet banking, telephone banking and automated teller machine (ATM) technologies. While Central Jersey Bank, N.A. offers access to each of these technologies to its customers, additional capital investment will be required to keep our technology current. Emerging technologies and innovations in existing technologies make the continuing need to improve a constant challenge. Capital expenditures for enhanced technologies may not represent long-term investments, as these technologies quickly become obsolete. Such expenditures also may reduce our profitability.

***Competition for deposits may impact our profitability.***

Deposits represent a source of funds for loans made by banks, and competition for deposits could result in fewer funds available to make loans and to generate other interest-earning opportunities. Other banks may compete more effectively for deposits by offering more convenient depositary locations and by keeping branches open for longer hours. We can pay higher rates of interest to attract deposits, but this reduces Central Jersey Bank, N.A.'s net interest margin. We also can pay more for advertising and other incentives to attract deposits. However, any of these efforts could lower our profit margins, and we can offer no assurance that they will succeed.

***Interest rate fluctuations beyond our control influence our profitability. As a result, our financial performance could suffer, despite our best efforts.***

Our profitability depends in large part on the difference between the interest Central Jersey Bank, N.A. pays on funds available to it, and the interest Central Jersey Bank, N.A. earns on funds it makes available to others. The price of funds may depend on many factors beyond our control, including federal economic, fiscal and monetary policies, and general economic conditions. These factors may be influenced by national and international economic and political trends and events, including inflation, recession, unemployment and international conflicts. Any of these events could trigger an increase in interest rates, which will increase our cost of funds.

Fluctuations in interest rates paid by Central Jersey Bank, N.A. for funds it needs could affect our operating performance and condition, by affecting the margin or "spread" between what Central Jersey Bank, N.A. pays for funds and what it earns by charging interest to lend funds. Interest rates were recently at historically low levels. The Federal Reserve has decreased the federal funds rate several times. Consequently, Central Jersey Bank, N.A. has experienced compression of its interest rate spread and net interest margin, which has had, and likely will continue to have, a negative effect on profitability.

***Our small market area increases the potential impact of regional economic and other conditions, so that localized problems could have unmitigated consequences for us.***

Our current primary market is coastal Monmouth County, New Jersey. Our branches serve only a portion of this market. Potential problems directly affecting our region, including regional disasters such as floods, or economic problems such as office or plant closings and layoffs, could hinder our growth and hurt our performance, because we may not have branches in unaffected areas to offset localized problems. This could result in losses or make us less profitable.

***Our newer relationships with smaller customers, and our smaller overall customer base size, could result in larger loan loss experience.***

To compete with larger lending institutions, we attempt to attract customers seeking new banking relationships. Customers that are not larger businesses or high net-worth individuals may have less capacity to repay loans during economic down-turns or other adverse events. This fact exposes Central Jersey Bank, N.A. to the risk of non-payment or late payment of loans and could result in collection expenses and loan losses. Our experienced lenders and underwriters take into account these considerations, and our strict credit policies, loan approval process and loan monitoring offers additional safeguards. While many of the loans that we approve may be new to our institution, the relationships are known to our staff and have been actively managed by our lenders during their tenure at other financial institutions. However, until our loan portfolio matures, its quality will be difficult to measure, and even after it matures, we can offer no assurance that Central Jersey Bank, N.A. will not incur collection expenses and loan losses.

Central Jersey Bank, N.A. participates in loans originated by other financial institutions. Central Jersey Bank, N.A. reviews the credit risk associated with its participation in such loans under the same credit policies that it applies to loans it initiates. The application of these policies may reduce, but does not eliminate, the risk of loan losses.

***Regulations and regulatory developments may impact our performance by increasing our costs of compliance or increasing competition.***

Central Jersey Bank, N.A. is subject to extensive governmental supervision, regulation and control. Future legislation and government policy could adversely affect lending trends and practices, deposit volume, the operations of Central Jersey Bank, N.A. and the banking industry as a whole. The statutes and regulations governing financial institutions have been substantially modified during recent years, and likely will continue to be the subject of future modification. Changes in the regulations that govern our operations may increase our costs of compliance, and may give rise to industry-wide changes which could result in other cost increases for Central Jersey Bank, N.A.

For example, many of the recent regulatory changes have increased competition between banks and nonbanks, which now may offer similar products and services. They have also increased merger activity between banks and nonbanks, and elevated customer awareness of differences among competitors in products, services and fees. These changes may result in increased competitive efforts by Central Jersey Bank, N.A., resulting in increased costs to Central Jersey Bank, N.A.

***We compete with larger financial institutions for personnel, and we may have difficulties attracting and retaining qualified employees if larger and more profitable banks and other financial institutions offer more compensation and other benefits than we do. Also, we are dependent on certain key employees, whose loss could hinder our development.***

Experienced and service-oriented personnel are important to success in the financial services industry. Our business is managed by a team of executives and officers with substantial experience and community contacts in our market area. We are particularly dependent to a significant degree upon the skill and experience of certain executive officers and skilled employees. In addition, our current staff consists of well-trained, qualified employees. We intend to continue to motivate our existing staff and to hire similarly qualified candidates; however, there can be no assurance that we will be successful in doing so, especially since larger and more profitable banks and other financial institutions generally have greater resources to offer more compensation and other benefits than we do.

***Increased emphasis on commercial lending may expose us to increased lending risks.***

At December 31, 2007, $269.8 million, or 85.6%, of Central Jersey Bank, N.A.'s total loans consisted of commercial, industrial and commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than the one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers as compared to one-to-four- family residential mortgage loans. Also, many of our borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose Central Jersey Bank, N.A. to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential loan.

***We may not be able to continue to grow our business, which may adversely impact our results of operations.***

During the last five years, our total assets have grown substantially from $118.0 million at December 31, 2002 to $503.5 million at December 31, 2007, through internal growth and the combination with Allaire Community Bank. Our business strategy calls for continued expansion, but we do not anticipate growth to continue at this rate. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits to existing and new branches, and identify favorable loan and investment opportunities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

***Unmanaged growth may adversely impact our financial results.***

As part of our expansion strategy, we plan to open new branches in our existing and target markets. However, we may be unable to identify attractive locations on terms favorable to us or to hire qualified management to operate the new branches. In addition, the organizational and overhead costs may be greater than we anticipated or we may not be able to obtain the regulatory approvals necessary to open new branches. New branches may take longer than expected to reach profitability, and we cannot assure that they will become profitable. The additional costs of starting new branches may adversely impact our financial results.

Our ability to manage growth successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

***For our continued growth and possible expansion, we may need to raise additional capital in the future, which may be unavailable or available at terms unacceptable to us.***

Central Jersey Bancorp is required by federal regulatory authorities to maintain adequate levels of capital to support its operations. We may at some point need to raise additional capital to support continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside Central Jersey Bancorp's control, and on its financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If Central Jersey Bancorp cannot raise additional capital when needed, the ability to further expand its operations could be materially impaired.

***If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.***

In an attempt to mitigate any loan losses we may incur, we maintain an allowance for loan losses based on, among other things, national and regional economic conditions, and historical loss experience and delinquency trends among loan types. However, we cannot predict loan losses with certainty and we cannot assure you that charge offs in future periods will not exceed the allowance for loan losses. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan losses could reduce our earnings.

***Our hardware and software systems are vulnerable to damage that could harm our business.***

We rely upon our existing information systems for operating and monitoring all major aspects of our business, including deposit and loan information, as well as various internal management functions. These systems and our operations are vulnerable to damage or interruption from natural disasters, power loss, network failure, improper operation by our employees, security breaches, computer viruses or intentional attacks by third parties. Any disruption in the operation of our information systems could adversely impact our operations, which may affect our results of operations and financial condition.

***Our continuing concentration of loans in our primary market area may increase our risk.***

Our success depends primarily on the general economic conditions in central New Jersey. Unlike some larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in central New Jersey. The local economic conditions in central New Jersey have a significant impact on our construction loans, commercial mortgage loans and commercial loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, unemployment or other factors beyond our control, would impact local economic conditions and could negatively affect the financial results of our banking operations.

We target our business development and marketing strategy for loans to serve primarily the banking and financial services needs of small- to medium-sized businesses in central New Jersey. These small- to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact these businesses, our results of operations and financial condition may be adversely affected.

***Recent developments in the housing sector and related markets and the economy may adversely affect our business and financial results.***

Throughout the course of 2007, the housing market experienced a variety of worsening economic conditions, due in large part to the collapse of the sub-prime mortgage market. While we did not invest in sub-prime mortgages and related investments, our lending business is tied, in large part, to the housing market. The housing slump may result in reduced demand for the construction of new housing, declining or flat home prices, and increased delinquencies on construction and residential and commercial mortgage loans. These conditions may also cause a reduction in loan demand, and an increase in our non-performing assets, net charge-offs and provision for loan losses. These negative economic conditions could adversely impact our prospects for growth, asset and goodwill valuations and our results of operations.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

**Bank Buildings**

The main office and the original branch of Central Jersey Bank, N.A. is located in the City of Long Branch, New Jersey at 627 Second Avenue. On August 1, 2003, Central Jersey Bank, N.A. purchased the land and building of this branch.

Central Jersey Bank, N.A. also leases office space or owns the buildings at the following branch locations:

- 700 Allaire Road, Spring Lake Heights, New Jersey.
- 700 Branch Avenue, Little Silver, New Jersey.
- 61 Main Avenue, Ocean Grove, New Jersey.
- 444 Ocean Boulevard, Long Branch, New Jersey.
- 2200 Highway 35, Sea Girt, New Jersey.
- 155 Main Street, Manasquan, New Jersey.
- Shark River Plaza, 300 West Sylvania Avenue, Route 33, Neptune City, New Jersey.
- 2201 Bridge Avenue, Point Pleasant, New Jersey.
- 501 Main Street, Bradley Beach, New Jersey.
- 611 Main Street, Belmar, New Jersey
- Shop Rite Plaza, 2445 Highway 34, Manasquan, New Jersey.

Effective September 14, 2007, Central Jersey Bank, N.A. closed two of its branch offices – Route 35, Neptune City and Highway 33, Neptune Township. The customer relationships from both of these branch offices were moved to the branch office at 300 West Sylvania Avenue, Neptune City.

In addition, Central Jersey Bank, N.A. leases approximately 5,000 square feet of office, storage and conference space at 6 West End Court, Long Branch, New Jersey. Central Jersey Bank N.A. is in the process of completing construction on a 12,000 square foot office building for its new corporate headquarters and full service branch located on Route 35 and Dow Avenue, Ocean Township, New Jersey. Central Jersey Bank N.A anticipates opening this location in the Spring of 2008. Central Jersey Bank N.A. also leases property on Hurley Pond Road, Wall Township, New Jersey.

## Item 3. Legal Proceedings

There are no material legal, governmental, administrative or other proceedings pending against Central Jersey Bancorp or Central Jersey Bank, N.A.

## Item 4. Submission of Matters to a Vote of Security Holders

None.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Effective February 1, 2007, the common stock of Central Jersey Bancorp commenced trading on the NASDAQ Global Market under the ticker symbol "CJBK." Prior thereto, the common stock of Central Jersey Bancorp traded on the NASDAQ Capital Market.

The following table sets forth, for the periods indicated, the high and low last sale information for Central Jersey Bancorp's common stock, as reported on the NASDAQ Capital Market for the period commencing January 1, 2006 through January 31, 2007, and as reported on the NASDAQ Global Market for the period commencing February 1, 2007 through December 31, 2007. Please note that the information set forth below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions, and has been adjusted to reflect 5% stock dividends paid on July 2, 2007 and July 1, 2006.

| Year Ended December 31, 2007 | High | Low |
|---|---|---|
| First Quarter | $10.51 | $8.28 |
| Second Quarter | 10.76 | 8.08 |
| Third Quarter | 8.65 | 7.06 |
| Fourth Quarter | 8.10 | 6.64 |

| Year Ended December 31, 2006 | High | Low |
|---|---|---|
| First Quarter | $13.79 | $11.17 |
| Second Quarter | 12.18 | 8.71 |
| Third Quarter | 10.86 | 8.66 |
| Fourth Quarter | 9.95 | 8.55 |

As of March 2, 2008, the following were market makers for Central Jersey Bancorp's common stock: UBS Securities LLC; Citadel Derivatives Group LLC; Citigroup Global Markets Inc.; Susquehanna Capital Group; Sandler, O' Neill & Partners, L.P.; Knight Equity Markets, L.P.; Keefe, Bruyette & Woods, Inc.; Sterne, Agee & Leach, Inc.; NASDAQ Execution Services LLC; Automated Trading Desk; Archipelago Stock Exchange; and Stifel Nicolaus & Co.

As of March 2, 2008, the approximate number of registered holders of Central Jersey Bancorp's common stock was 649.

Central Jersey Bancorp has not paid any cash dividends on its common stock and does not presently intend to declare or pay cash dividends. Our dividend policy is subject to certain regulatory considerations and the discretion of our Board of Directors and depends upon a number of factors, including operating results, financial condition and general business conditions. Holders of common stock are entitled to receive dividends as, if and when declared by our Board of Directors out of funds legally available therefore, subject to the restrictions set forth under the Federal Bank Holding Company Act. We may pay cash dividends without regulatory approval if net income available to shareholders fully funds the proposed dividends, and the expected rate of earnings retention is consistent with capital needs, asset quality and overall financial condition.

Central Jersey Bancorp did not repurchase any shares of its common stock during the period covered by this report. However, on January 15, 2008, Central Jersey Bancorp announced that its Board of Directors authorized a common stock repurchase program, which is expected to continue through the end of 2009, or for such shorter or longer period of time as Central Jersey Bancorp may determine. It is contemplated that during 2008, Central Jersey Bank, N.A. will declare and pay cash dividends to Central Jersey Bancorp in order to effectuate the common stock repurchase program.

## Item 6. Selected Financial Data

The following selected consolidated financial data of Central Jersey Bancorp as of and for the years ended December 31, 2003 through 2007 are derived from the audited consolidated financial statements of Central Jersey Bancorp. The selected consolidated financial data as of and for the years ended December 31, 2007, 2006 and 2005 should be read in conjunction with the consolidated financial statements of Central Jersey Bancorp and the related notes thereto and management's discussion and analysis thereof appearing elsewhere in this document.

### CENTRAL JERSEY BANCORP – Summarized Statements of Operations

(in thousands, except per share amounts)

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004(1) | 2003(1) |
| Interest and dividend income | $ 30,488 | $ 29,419 | $ 24,947 | $ 11,551 | $ 9,111 |
| Interest expense | 13,782 | 12,456 | 7,502 | 3,046 | 2,612 |
| Net interest income | 16,706 | 16,963 | 17,445 | 8,505 | 6,499 |
| Provision for loan losses | 165 | 500 | 426 | 260 | 150 |
| Net interest income after provision for loan losses | 16,541 | 16,463 | 17,019 | 8,245 | 6,349 |
| Other (loss) income | (217) | 1,740 | 1,624 | 849 | 780 |
| Operating expenses, including salaries and employee benefits, professional and application fees, occupancy expenses, etc. | 14,370 | 14,309 | 14,550 | 7,098 | 6,325 |
| Income before provision for income taxes | 1,954 | 3,894 | 4,093 | 1,996 | 804 |
| Income taxes | 1,110 | 1,428 | 1,461 | 778 | 322 |
| Net income | $ 844 | $ 2,466 | $ 2,632 | $ 1,218 | $ 482 |
| Net income per share (2) | | | | | |
| Basic | $ 0.10 | $ 0.28 | $ 0.30 | $ 0.29 | $ 0.[illegible]1 |
| Diluted | $ 0.09 | $ 0.27 | $ 0.27 | $ 0.27 | $ 0.[illegible]0 |

(1) Does not include the results of operations of Allaire Community Bank which combined with Central Jersey Bancorp on January 1, 2005.

(2) All per share amounts have been restated to reflect the 5% stock distributions paid on December 31, 2003, 2002, 2001 and 2000, the six-for-five stock split, in the form of a stock dividend, for shareholders of record on July 15, 2004, the two-for-one stock split, in the form of a stock dividend, for shareholders of record on June 15, 2005, the 5% stock dividend paid on July 1, 2006 and the 5% stock dividend paid on July 2, 2007.

## CENTRAL JERSEY BANCORP – Summarized Balance Sheets

(in thousands)

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004(1) | 2003(1) |
| **Assets:** | | | | | |
| Cash and due from banks | $ 11,198 | $ 16,162 | $ 21,228 | $ 9,169 | $ 9,689 |
| Federal funds sold | 3,679 | 21,634 | -- | 9,425 | 4,675 |
| Investment securities held-to-maturity | 17,430 | 20,820 | 22,567 | 16,484 | 15,079 |
| Investment securities available-for-sale, at market value | 114,824 | 95,735 | 111,175 | 73,668 | 68,196 |
| Loans held-for-sale | 658 | 242 | 3,127 | -- | -- |
| Loans, net | 311,765 | 312,093 | 307,168 | 139,697 | 115,805 |
| Premises and equipment | 4,626 | 5,357 | 6,006 | 2,496 | 2,171 |
| Bank owned life insurance | 3,565 | 3,447 | 3,338 | -- | -- |
| Goodwill | 26,957 | 26,957 | 27,229 | -- | -- |
| Core deposit intangibles | 1,926 | 2,478 | 3,097 | -- | -- |
| Other assets | 6,878 | 7,847 | 9,628 | 3,176 | 2,037 |
| Due from broker | -- | 3,527 | -- | -- | 4,961 |
| Total assets | $ 503,506 | $ 516,299 | $ 514,563 | $ 254,115 | $ 222,613 |
| **Liabilities and Shareholders' Equity:** | | | | | |
| Deposits | $ 403,290 | $ 427,277 | $ 407,554 | $ 232,853 | $ 207,234 |
| Accrued expenses and other liabilities | 1,611 | 1,273 | 1,885 | 252 | 480 |
| Other borrowings | 24,564 | 17,099 | 38,191 | -- | -- |
| Subordinated debentures | 5,155 | 5,155 | 5,155 | 5,155 | -- |
| Total liabilities | 434,620 | 450,804 | 452,785 | 238,260 | 207,714 |
| Shareholders' equity: | | | | | |
| Common stock | 87 | 87 | 86 | 40 | 20 |
| Additional paid-in capital | 60,791 | 60,505 | 59,995 | 15,216 | 15,237 |
| Accumulated other comprehensive income (loss) | 848 | (1,409) | (2,153) | (619) | (358) |
| Retained earnings | 7,160 | 6,316 | 3,850 | 1,218 | -- |
| Total shareholders' equity | 68,886 | 65,495 | 61,778 | 15,855 | 14,899 |
| Total liabilities and shareholders' equity | $ 503,506 | $ 516,299 | $ 514,563 | $ 254,115 | $ 222,613 |

(1) Does not include the assets, liabilities and shareholders' equity of Allaire Community Bank which combined with Central Jersey Bancorp on January 1, 2005.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to provide information about Central Jersey Bancorp's financial condition for the years ended December 31, 2007 and 2006 and results of operations for the years ended December 31, 2007, 2006 and 2005 The following information should be read in conjunction with Central Jersey Bancorp's audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 including the related notes thereto, which begin on page F-1 of this report.

### General

Central Jersey Bancorp (formerly Monmouth Community Bancorp) is a bank holding company headquartered in Long Branch, New Jersey. The holding company was incorporated in New Jersey on March 7, 2000, and became an active bank holding company on August 31, 2000 through the acquisition of Central Jersey Bank, N.A. (formerly Monmouth Community Bank, N.A.). On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp. In addition, as a part of the combination, each outstanding share of common stock of Allaire Community Bank was exchanged for one share of Central Jersey Bancorp common stock.

### Critical Accounting Policies

Note 1 to our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, contained elsewhere in this report, includes a summary of our significant accounting policies. We believe our policy, with respect to the methodology for our determination of the allowance for loan losses, involves a high degree of complexity and requires management to make difficult and subjective judgments which often requires assumptions or estimates about uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. This critical policy and its application are periodically reviewed by Central Jersey Bancorp's Audit Committee and Board of Directors.

Additional critical accounting policies relate to judgments about other asset impairments, including goodwill, investment securities and deferred tax assets. Central Jersey Bancorp performs an annual analysis to test the aggregate balance of goodwill for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. For purposes of goodwill impairment evaluation, Central Jersey Bancorp is identified as the reporting unit. The fair value of goodwill is determined in the same manner as goodwill recognized in a business combination and uses standard valuation methodologies including a review of comparable transactions. If the carrying amount of goodwill pursuant to this analysis were to exceed the implied fair value of goodwill, an impairment loss would be recognized. No impairment loss was required to be recognized for the years ended December 31, 2007, 2006 and 2005. At each of December 31, 2007 and 2006, Central Jersey Bancorp had $27.0 million of goodwill related to the combination with Allaire Community Bank.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and overnight federal funds sold. Federal funds sold are generally sold for one-day periods.

Investment securities held-to-maturity are comprised of debt securities that Central Jersey Bank, N.A. has the positive intent and ability to hold to maturity. Such securities are stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated remaining lives of the securities as an adjustment to the yield using the level-yield method. Securities to be held for indefinite periods of time and not intended to be held-to-maturity, including all equity securities, are classified as available-for-sale. Securities available-for-sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available-for-sale are carried at estimated fair value. Unrealized holding gains and losses on such securities available-for-sale are excluded from earnings and reported as a separate component of shareholders' equity. Gains and losses on sales of securities are based on the specific identification method and are accounted for on a trade date basis.

On a quarterly basis, Central Jersey Bank, N.A. evaluates investment securities for other-than-temporary impairment. For individual investment securities classified as either available-for-sale or held-to-maturity, a determination is made as to whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual investment security shall be written down to fair value as a new cost basis and the amount of the write-down shall be recognized in earnings. Subsequent increases in the fair value of available-for-sale securities shall be included as a separate component of equity; subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included as a separate component of equity.

Loans are stated at unpaid principal balances, less unearned income and deferred loan fees and costs.

Interest on loans is credited to operations based upon the principal amount outstanding.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized over the estimated life of the loan as an adjustment to the loan's yield using the level-yield method.

A loan is considered impaired when, based on current information and events, it is probable that Central Jersey Bank, N.A. will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. Conforming residential mortgage loans, home equity and second mortgages, and loans to individuals are excluded from the definition of impaired loans as they are characterized as smaller balance, homogeneous loans and are collectively evaluated.

The accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than 90 days delinquent as to principal or interest or when other circumstances indicate that collection is questionable, unless the loan is well secured and in the process of collection. Income on non-accrual loans, including impaired loans, is recognized only in the period in which it is collected, and only if management determines that the loan principal is fully collectible. Loans are returned to an accrual status when a loan is brought current as to principal and interest and reasons indicating doubtful collection no longer exists.

A loan is considered past due when a payment has not been received in accordance with the contractual terms. Generally, commercial loans are placed on non-accrual status when they are 90 days past due unless they are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Commercial loans are generally charged off after an analysis is completed which indicates that collectibility of the full principal balance is in doubt. Consumer loans are generally charged off after they become 120 days past due. Mortgage loans are not generally placed on a non-accrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Mortgage loans are generally charged off when the value of the underlying collateral does not cover the outstanding principal balance. Loan origination and commitment fees less certain costs are deferred and the net amount amortized as an adjustment to the related loan's yield. Loans held-for-sale are recorded at the lower of aggregate cost or market value.

The allowance for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of: (a) known and inherent risks in the loan portfolio, (b) the size and composition of the loan portfolio, (c) actual loan loss experience, (d) the level of delinquencies, (e) the individual loans for which full collectibility may not be assured, (f) the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and (g) the current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review 'Central Jersey Bank, N.A.'s allowance for loan losses. Such agencies may require Central Jersey Bank, N.A. to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of 'Central Jersey Bank, N.A.'s loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of 'Central Jersey Bank, N.A.'s loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic climate. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond 'Central Jersey Bank, N.A.'s control. Management believes that the allowance for loan losses is adequate.

Income taxes are accounted for under the asset and liability method. Current income taxes are provided for based upon amounts estimated to be currently payable, for both federal and state income taxes. Deferred federal and state tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial statement and tax basis of existing assets and liabilities. Deferred tax assets are recognized for future deductible temporary differences and tax loss carry forwards if their realization is "more-likely-than-not." The effect of a change in the tax rate on deferred taxes is recognized in the period of the enactment date.

Comprehensive income is segregated into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale. Comprehensive income is presented in the Statements of Changes in Shareholders' Equity.

Central Jersey Bank, N.A.'s operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. Central Jersey Bank, N.A. operates primarily in the geographical region of Central New Jersey. Management makes operating decisions and assesses performance based on an ongoing review of Central Jersey Bank, N.A.'s consolidated financial results. Therefore, Central Jersey Bancorp has a single operating segment for financial reporting purposes.

Intangible assets of Central Jersey Bank, N.A., consist of goodwill and core deposit premiums. Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. In accordance with SFAS No. 142, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis.

Core deposit premiums represent the intangible value of depositor relationships assumed in purchase acquisitions and are amortized on an accelerated basis over a period of ten years. The amortization of the core deposit premium is recorded in other operating expenses.

Long-lived assets including goodwill and certain identifiable intangibles are periodically evaluated for impairment in value. Long-lived assets and deferred costs are typically measured whenever events or circumstances indicate that the carrying amount may not be recoverable. No such events have occurred during the periods reported. Certain identifiable intangibles and goodwill are evaluated for impairment at least annually utilizing the "market approach" as prescribed by SFAS No. 142, Goodwill and Other Intangible Assets. Asset impairment is recorded when required.

The determination of whether deferred tax assets will be realizable is predicted on estimates of future taxable income. Such estimates are subject to management's judgment. A valuation reserve is established when management is unable to conclude that it is more likely than not that it will realize deferred tax assets based on the nature and timing of these items.

**Overview**

Net income for the year ended December 31, 2007 was $844,000, or $0.10 per basic share and $0.09 per diluted share, as compared to net income of $2.5 million, or $0.28 per basic share and $0.27 per diluted share, for the year ended December 31, 2006. The modest net income reported for year ended December 31, 2007 is due to the balance sheet restructuring initiative, which resulted in a one-time pre-tax charge of approximately $1.96 million, as described below.

During 2007, Central Jersey Bancorp executed a balance sheet restructuring strategy involving approximately $88.6 million of investment securities held in the available-for-sale investment portfolio. The restructuring resulted in a one-time pre-tax impairment charge of approximately $1.96 million, which was reflected in Central Jersey Bancorp's consolidated financial statements for the three months ended March 31, 2007. Available-for-sale investment securities, consisting primarily of lower yielding fixed rate callable agency investment securities were sold during the second quarter of 2007 and replaced with higher yielding investment securities with a comparable to modestly shorter aggregate weighted average life. The market value loss that these investment securities carried at March 31, 2007, was recorded as an other-than-temporary impairment since Central Jersey Bancorp did not have the intent to hold these securities to recovery. The investment securities Central Jersey Bancorp identified as impaired were primarily fixed rate government sponsored agency bonds that either had a below market interest rate coupon or a longer than desired maturity term. Central Jersey Bancorp realized a gain on the sale of available-for-sale securities of $87,000, pre-tax, in conjunction with the balance sheet restructuring during the year ended December 31, 2007.

For the year ended December 31, 2007, income tax expense was $1.1 million on income before taxes of $2.0 million, resulting in an effective tax rate of 56.8%, as compared to income tax expense of $1.4 million on income before taxes of $3.9 million for the year ended December 31, 2006, resulting in an effective tax rate of 36.7%.

The Company's effective tax rate of 56.8% for the year ended December 31, 2007, resulted from the fact that the majority of the investment securities for which the previously-mentioned $1.96 million other-than-temporary impairment was recorded were held by CJB Investment Company, a wholly-owned subsidiary of Central Jersey Bank, N.A. A full valuation allowance was recorded for the deferred tax assets associated with the impairment of the investment securities sold by CJB Investment Company. The impairment of the investment securities at the investment company level was considered a capital loss for tax purposes while the impairment of the investment securities held by Central Jersey Bank, N.A. was considered an ordinary loss for tax purposes. CJB Investment Company does not, at this time, have the ability to generate capital gains and utilize the capital losses and thus a full valuation allowance was required for the deferred tax assets associated with the investment company's available-for-sale securities which were identified as other-than-temporarily impaired.

The net interest margin was 3.58% for the year ended December 31, 2007, as compared to 3.67% for the year ended December 31, 2006. The net interest margin compression experienced during the year ended December 31, 2007, is due to the competitive loan and deposit pricing environment and recent reductions in the Prime Rate of interest. The yield on interest-earning assets increased to 6.54% for the year ended December 31, 2007, as compared to 6.36% for the year ended December 31, 2006. The increase was due primarily to the previously disclosed balance sheet restructuring initiative. The average cost of deposits and interest-bearing liabilities was 3.77% for the year ended December 31, 2007, as compared to 3.42% for the year ended December 31, 2006. The increase was due to the aforementioned competitive environment for deposits, which exacerbated the net interest margin compression.

Effective September 14, 2007, Central Jersey Bancorp closed two of its branch offices – Highway 35, Neptune City and Highway 33, Neptune Township. The customer relationships from both of these branch offices were transferred to the West Sylvania Avenue, Neptune City branch office. As a result of the closing of these two branch offices, Central Jersey Bancorp recorded during the year ended December 31, 2007 one-time charges for abandonment of leasehold improvements totaling $137,000, pre-tax, and lease payment accruals totaling $53,000, pre-tax (included in net occupancy expense), in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. In addition, for the year ended December 31, 2007, Central Jersey Bancorp recorded $35,000, pre-tax (included in salaries and employee benefits expense), in one-time employee termination expenses related to the branch office consolidations in accordance with SFAS No. 146.

Per share earnings have been adjusted in all periods to reflect the two-for-one stock split, in the form of a stock dividend, paid to shareholders of record on June 15, 2005, and for the five percent stock dividends paid on July 1, 2006 and July 2, 2007.

Total assets of $503.5 million at December 31, 2007 were comprised primarily of $132.3 million in investment securities, $311.8 million in net loans and $14.9 million in cash and cash equivalents, as compared to total assets of $516.3 million at December 31, 2006, which were comprised primarily of $116.6 million in investment securities, $312.1 million in net loans and $37.8 million in cash and cash equivalents. Total assets at December 31, 2007 were funded primarily through deposits totaling $403.3 million, a $24.0 million, or 5.6%, decrease from deposits totaling $427.3 million at December 31, 2006.

At December 31, 2007, non-accrual loans totaled $214,000, as compared to $91,000 at December 31, 2006. There were no loans ninety days or greater past due and still accruing interest at December 31, 2007 or 2006. There were $88,000 in loan charge-offs during the year ended December 31, 2007, as compared to $455,000 in 2006. The decrease in loan charge-offs for the year ended December 31, 2007 is due primarily to the charge-off of $409,000 in unsecured loans during the year ended December 31, 2006. Subsequent to the $409,000 charge-off, Central Jersey Bancorp recorded a recovery related to those unsecured loans totaling $90,000 on March 7, 2007.

| | At or For the Year Ended December 31, | | |
|---|---|---|---|
| Performance Ratios: | 2007 | 2006 | 2005 |
| Return on average assets | 0.16% | 0.48% | 0.54% |
| Return on average tangible assets | 0.17% | 0.51% | 0.58% |
| Return on average equity | 1.27% | 3.88% | 4.31% |
| Return on average tangible equity | 2.27% | 7.32% | 8.51% |
| Shareholders' equity to total assets | 13.68% | 12.69% | 12.01% |

**Results of Operations**

*General*

Central Jersey Bancorp's principal source of revenue is derived from Central Jersey Bank, N.A.'s net interest income, which is the difference between interest income on earning assets and interest expense on deposits and other borrowings. Interest-earning assets consist principally of loans, securities and federal funds sold, while the sources used to fund such assets consist primarily of deposits. Central Jersey Bancorp's net income is also affected by Central Jersey Bank, N.A.'s provision for loan losses, other income (loss) and operating expenses. Other income (loss) consists primarily of service charges and fees and the impairment of available-for-sale securities. Operating expenses consist primarily of salaries and employee benefits, occupancy costs and other operating related expenses.

**For the years ended December 31, 2007 and 2006**

*Net Interest Income*

Net interest income for Central Jersey Bank, N.A. totaled $16.7 million for the year ended December 31, 2007, as compared to $17.0 million for the year ended December 31, 2006. Net interest income for the year ended December 31, 2007 was comprised primarily of $1.5 million in interest on federal funds sold and due from banks, $23.0 million in interest and fees on loans and $6.0 million in interest on securities, less interest expense on deposits of $12.6 million, interest expense on other borrowings of $746,000 and interest expense on subordinated debentures of $439,000, whereas net interest income for the year ended December 31, 2006 was comprised primarily of $804,000 in interest on federal funds sold and due from banks, $23.2 million in interest on loans and $5.5 million in interest on securities, less interest expense on deposits of $10.8 million, interest expense on other borrowings of $1.3 million and interest expense on subordinated debentures of $429,000.

Average interest-earning assets totaled $466.4 million for the year ended December 31, 2007, a $4.1 million, or 0.9%, increase over average interest-earning assets of $462.3 million for the year ended December 31, 2006. Interest-earning assets for such periods were funded primarily by deposit inflows and the proceeds from borrowed funds. Deposits for the year ended December 31, 2007 averaged $417.4 million, of which $337.5 million, or 80.9%, were interest-bearing. This number represents a 0.5% increase over average total deposits of $415.3 million for the year ended December 31, 2006, of which $330.9 million, or 79.7%, were interest-bearing.

Subordinated debentures and other borrowings for the year ended December 31, 2007, averaged $5.2 million and $22.4 million, respectively, as compared to $5.2 million and $28.7 million, respectively, for the year ended December 31, 2006.

The net interest margin was 3.58% for the year ended December 31, 2007, as compared to 3.67% for the year ended December 31, 2006. The net interest margin compression experienced during the year ended December 31, 2007, is due to the competitive loan and deposit pricing environment and recent reductions in the Prime Rate of interest. The yield on interest-earning assets increased to 6.54% for the year ended December 31, 2007, as compared to 6.36% for the year ended December 31, 2006. The increase was due primarily to the previously disclosed balance sheet restructuring initiative. The average cost of deposits and interest-bearing liabilities was 3.77% for the year ended December 31, 2007, as compared to 3.42% for the year ended December 31, 2006. The increase was due to the aforementioned competitive environment for deposits, which exacerbated the net interest margin compression.

The following table presents a summary of the principal components of average interest-earning assets and average interest-bearing liabilities with the related interest income and interest expense for the years ended December 31, 2007, 2006 and 2005. No tax equivalent adjustments were made:

| (dollars in thousands) | Year ended December 31, 2007 | | | Year ended December 31, 2006 | | | Year ended December 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| Interest earning assets: | | | | | | | | | |
| Federal funds sold | $ 27,039 | $ 1,369 | 5.06% | $ 11,441 | $ 590 | 5.16% | $ 2,129 | $ 48 | 2.25% |
| Loans receivable, gross | 314,195 | 22,975 | 7.31% | 316,609 | 23,159 | 7.31% | 278,243 | 18,726 | 6.73% |
| Deposits with banks | 3,739 | 161 | 4.31% | 4,611 | 214 | 4.64% | 2,766 | 191 | 6.91% |
| Securities | 121,442 | 5,983 | 4.93% | 129,655 | 5,456 | 4.21% | 144,831 | 5,982 | 4.13% |
| Total interest earning assets | 466,415 | 30,488 | 6.54% | 462,316 | 29,419 | 6.36% | 427,969 | 24,947 | 5.83% |
| Cash and due from banks | 8,956 | | | 14,787 | | | 18,082 | | |
| Allowance for loan losses | (3,424) | | | (3,328) | | | (2,982) | | |
| Other assets | 41,244 | | | 40,802 | | | 44,444 | | |
| Total assets | $513,191 | | | $514,577 | | | $487,512 | | |
| Interest bearing liabilities: | | | | | | | | | |
| Interest bearing demand | $ 91,159 | $ 2,864 | 3.14% | $ 85,295 | $ 2,414 | 2.83% | $ 88,301 | $ 1,596 | 1.81% |
| Money market | 27,641 | 1,185 | 4.29% | 32,983 | 1,117 | 3.39% | 24,905 | 447 | 1.79% |
| Savings | 71,810 | 1,464 | 2.04% | 71,167 | 1,231 | 1.73% | 71,282 | 676 | 0.95% |
| Time | 146,934 | 7,084 | 4.82% | 141,449 | 5,998 | 4.24% | 127,744 | 3,896 | 3.05% |
| Total interest bearing deposits | 337,544 | 12,597 | 3.73% | 330,894 | 10,760 | 3.25% | 312,232 | 6,615 | 2.12% |
| Other borrowings | 22,402 | 746 | 3.33% | 28,650 | 1,267 | 4.42% | 18,216 | 547 | 3.00% |
| Subordinated debentures | 5,155 | 439 | 8.52% | 5,155 | 429 | 8.32% | 5,155 | 340 | 6.60% |
| Total interest-bearing liabilities | 365,101 | 13,782 | 3.77% | 364,699 | 12,456 | 3.42% | 335,603 | 7,502 | 2.24% |
| Non-interest bearing demand | 79,828 | | | 84,444 | | | 88,435 | | |
| Other liabilities | 1,915 | | | 1,894 | | | 2,467 | | |
| Shareholders' equity | 66,347 | | | 63,540 | | | 61,007 | | |
| Total liabilities and shareholders' equity | $513,191 | | | $514,577 | | | $487,512 | | |
| Net interest income | | $ 16,706 | | | $ 16,963 | | | $ 17,445 | |
| Net interest rate spread[1] | | | 2.77% | | | 2.94% | | | 3.59% |
| Net interest margin[2] | | | 3.58% | | | 3.67% | | | 4.08% |

[1] Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
[2] Net interest margin represents net interest income divided by average interest-earning assets.

*Rate/Volume Analysis*

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Central Jersey Bank, N.A.'s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate (in thousands).

| | Year ended December 31, 2007 Compared to Year ended December 31, 2006 | | | Year ended December 31, 2006 Compared to Year ended December 31, 2005 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to Change in: | | Total Increase (Decrease) | Increase (Decrease) Due to Change in: | | Total Increase (Decrease) |
| *(in thousands)* | Volume | Rate | | Volume | Rate | |
| Interest Income: | | | | | | |
| Loans receivable, gross | $ (177) | $ (7) | $ (184) | $ 2,719 | $ 1,714 | $ 4,433 |
| Securities | (362) | 890 | 528 | (637) | 111 | (526) |
| Deposits with banks | (39) | (14) | (53) | 100 | (77) | 23 |
| Federal funds sold | 789 | (11) | 778 | 323 | 219 | 542 |
| Total interest-earning assets | 211 | 858 | 1,069 | 2,505 | 1,967 | 4,472 |
| Interest Expense: | | | | | | |
| Interest-bearing demand | 173 | 277 | 450 | (56) | 874 | 818 |
| Savings deposits | 11 | 222 | 233 | (1) | 556 | 555 |
| Money market deposits | (199) | 267 | 68 | 180 | 490 | 670 |
| Time deposits | 240 | 846 | 1,086 | 453 | 1,649 | 2,102 |
| Total interest-bearing deposits | 225 | 1,612 | 1,837 | 576 | 3,569 | 4,145 |
| Other borrowings | (244) | (277) | (521) | 394 | 326 | 720 |
| Subordinated debentures | -- | 10 | 10 | -- | 89 | 89 |
| Total interest-bearing liabilities | (19) | 1,345 | 1,326 | 970 | 3,984 | 4,954 |
| Net interest income | $ 230 | $ (487) | $ (257) | $ 1,535 | $ (2,017) | $ (482) |

*Provision for Loan Losses*

The provision for loan losses was $165,000 for the year ended December 31, 2007, as compared to $500,000 for 2006. The decrease in the provision for loan losses for the year ended December 31, 2007 is due primarily to the charge-off of $409,000 in unsecured loans during the year ended December 31, 2006. Subsequent to the $409,000 charge-off, Central Jersey Bancorp recorded a recovery on those unsecured loans totaling $90,000 on March 7, 2007.

*Other Income (Loss)*

Other income (loss) was ($217,000) for the year ended December 31, 2007, as compared to $1.7 million for the year ended December 31, 2006. The other (loss) recorded for the year ended December 31, 2007, is directly related to the previously disclosed one-time balance sheet restructuring charge of $1.96 million, pre-tax, recorded in the first quarter of 2007.

*Operating Expenses*

Operating expenses include, among other costs and expenses, salaries, costs of employee benefits, professional fees and occupancy expenses. Operating expenses for the year ended December 31, 2007 were $14.4 million, as compared to $14.3 million for the prior year. Central

Jersey Bank, N.A. incurred $552,000 in core deposit intangible amortization expense related to the combination with Allaire Community Bank for the year ended December 31, 2007, as compared to $619,000 in 2006.

Effective September 14, 2007, Central Jersey Bancorp closed two of its branch offices – Highway 35, Neptune City and Highway 33, Neptune Township. The customer relationships from both of these branch offices were transferred to the West Sylvania Avenue, Neptune City branch office. As a result of the closing of these two branch offices, Central Jersey Bancorp recorded during the year ended December 31, 2007 one-time charges for abandonment of leasehold improvements totaling $137,000, pre-tax, and lease payment accruals totaling $53,000, pre-tax (included in net occupancy expense), in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. In addition, for the year ended December 31, 2007, Central Jersey Bancorp recorded $35,000, pre-tax (included in salaries and employee benefits expense), in one-time employee termination expenses related to the branch office consolidations in accordance with SFAS No. 146.

Full-time equivalent employees totaled 128 at December 31, 2007, as compared to 147 at December 31, 2006. The table below presents operating expenses, by major category, for the years ended December 31, 2007, 2006 and 2005, respectively (in thousands):

| Operating Expenses: | 2007 | 2006 | 2005 |
|---|---|---|---|
| Salaries and employee benefits | $ 7,146 | $ 7,345 | $ 7,287 |
| Net occupancy expenses | 1,821 | 1,687 | 1,718 |
| Professional fees | 938 | 759 | 687 |
| Data processing fees | 884 | 809 | 937 |
| Outside service fees | 856 | 866 | 1,017 |
| Furniture, fixtures and equipment | 626 | 690 | 599 |
| Core deposit intangible amortization | 552 | 619 | 688 |
| Stationery, supplies and printing | 251 | 269 | 288 |
| Insurance expense | 194 | 200 | 192 |
| Telephone | 161 | 153 | 134 |
| Abandonment of leasehold improvements | 137 | -- | -- |
| Advertising | 134 | 150 | 220 |
| Other operating expenses | 670 | 762 | 783 |
| Total | $14,370 | $14,309 | $14,550 |

*Income Tax Expense*

For the year ended December 31, 2007, income tax expense was $1.1 million on income before taxes of $2.0 million, resulting in an effective tax rate of 56.8%, as compared to income tax expense of $1.4 million on income before taxes of $3.9 million for the year ended December 31, 2006, resulting in an effective tax rate of 36.7%.

The Company's effective tax rate of 56.8% for the year ended December 31, 2007, resulted from the fact that the majority of the investment securities for which the previously-mentioned $1.96 million other-than-temporary impairment was recorded were held by CJB Investment Company, a wholly-owned subsidiary of Central Jersey Bank, N.A. A full valuation allowance was recorded for the deferred tax assets associated with the impairment of the investment securities sold by CJB Investment Company. The impairment of the investment securities at the investment company level was considered a capital loss for tax purposes while the impairment of the investment securities held by Central Jersey Bank, N.A. was considered an ordinary loss for tax purposes. CJB Investment Company does not, at this time, have the ability to generate capital gains and utilize the capital losses and thus a full valuation allowance was required for the deferred tax assets associated with the investment company's available-for-sale securities which were identified as other-than-temporarily impaired.

**For the years ended December 31, 2006 and 2005**

*Net Interest Income*

Net interest income for Central Jersey Bank, N.A. was $17.0 million for the year ended December 31, 2006, as compared to $17.4 million for the year ended December 31, 2005. Net interest income for the year ended December 31, 2006 was comprised primarily of $804,000 in interest on federal funds sold and due from banks, $23.2 million in interest and fees on loans and $5.5 million in interest on securities, less interest expense on deposits of $10.8 million, interest expense on borrowed funds of $1.3 million and interest expense on subordinated debentures of $429,000, whereas net interest income for the year ended December 31, 2005 was comprised primarily of $239,000 in interest on federal funds sold and due from banks, $18.7 million in interest on loans and $6.0 million in interest on securities, less interest expense on deposits of $6.6 million, interest expense on borrowed funds of $547,000 and interest expense on subordinated debentures of $340,000.

Average interest-earning assets were $462.3 million for the year ended December 31, 2006, an 8.0% increase over average interest-earning assets of $428.0 million for the year ended December 31, 2005. The increase in average interest-earning assets was primarily due to an increase in the average balance of gross loans, which increased to $316.6 million for the year ended December 31, 2006 from $278.2 million for the prior year. Interest-earning assets for such periods were funded primarily by deposit inflows and the proceeds from borrowed funds. Deposits for the year ended December 31, 2006 averaged $415.3 million, of which $330.9 million, or 79.7%, were interest-bearing. This number represents a 3.7% increase over average total deposits of $400.7 million for the year ended December 31, 2005, of which $312.2 million, or 77.9%, were interest-bearing. Subordinated debt and other borrowings as of December 31, 2006, averaged $5.2 million and $28.7 million, respectively, as compared to $5.2 million and $18.2 million, respectively, for the year ended December 31, 2005.

Net interest margin, which represents net-interest income as a percentage of average interest-earning assets, was 3.67% for the year ended December 31, 2006, as compared to 4.08% for the year ended December 31, 2005. The net interest margin compression was due primarily to an increase in interest rates paid on deposits and borrowed funds, as evidenced by the cost of interest-bearing liabilities, which increased to 3.42% for the year ended December 31, 2006, as compared to 2.24% for the year ended December 31, 2005. The yield on interest-earning assets only increased to 6.36% for the year ended December 31, 2006, as compared to 5.83% for the year ended December 31, 2005. During the year ended December 31, 2006, Central Jersey Bancorp's liabilities re-priced more quickly than its interest-earning assets, thus the inverted yield curve, where short-term rates are higher than long-term rates, combined with the competitive environment for deposits, has exacerbated the net interest margin compression.

*Provision for Loan Losses*

The provision for loan losses was $500,000 for the year ended December 31, 2006, as compared to $426,000 for 2005. The increase was due primarily to the decision to record a provision for $409,000 in unsecured loans that were charged-off as of December 31, 2006. The repayment of these loans, which were made to several individuals referred by Mr. Solomon Dwek, has been adversely impacted by the May 2006 action commenced by PNC Bank against Mr. Dwek. Mr. Dwek allegedly defrauded PNC Bank by depositing a $25.0 million check drawn on a closed account with PNC Bank. In response to Mr. Dwek's alleged fraud, PNC Bank commenced an action against Mr. Dwek, which resulted in a court order freezing Mr. Dwek's assets. Recently, a U.S. Bankruptcy judge granted Mr. Dwek's request to place his estate and properties into a voluntary bankruptcy reorganization. Subsequent to the $409,000 charge-off at December 31, 2006, Central Jersey Bancorp agreed to settle this matter with the unsecured borrowers for a lump sum payment of $90,000, which was received on March 7, 2007. In exchange for the $90,000 payment, Central Jersey Bancorp agreed to release the unsecured borrowers from all present and future claims specifically related to these loans. Central Jersey Bancorp retained its rights to pursue collection on these loans from Mr. Dwek or any Mr. Dwek related entity.

*Other Income*

Other income was $1.7 million for the year ended December 31, 2006, as compared to $1.6 million for the year ended December 31, 2005, an increase of $116,000, or 7.1%. The increase was due primarily to the gain on sale of loans held-for-sale which was $213,000 for the year ended December 31, 2006, as compared to $105,000 for the year ended December 31, 2005.

*Operating Expenses*

Operating expenses include, among other costs and expenses, salaries, costs of employee benefits, professional fees and occupancy expenses. Operating expenses for the year ended December 31, 2006 were $14.3 million, as compared to operating expenses of $14.6 million for the prior year. Central Jersey Bank, N.A. incurred $619,000 in core deposit intangible amortization expense related to the combination with Allaire Community Bank for the year ended December 31, 2006 as compared to $688,000 in 2005. Full-time equivalent employees totaled 147 at December 31, 2006 as compared to 152 at December 31, 2005. For the year ended December 31, 2005, Central Jersey Bank, N.A.'s provision for loan losses was $426 thousand, as compared to $260 thousand for the prior year.

*Income Tax Expense*

For the year ended December 31, 2006, income tax expense was $1.4 million on income before taxes of $3.9 million, resulting in an effective tax rate of 36.7%, as compared to income tax expense of $1.5 million on income before taxes of $4.1 million for the year ended December 31, 2005, resulting in an effective tax rate of 35.7%.

## Financial Condition

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand, due from banks, and federal funds sold. At December 31, 2007, cash and cash equivalents were $14.9 million, as compared to $37.8 million at December 31, 2006, a decrease of $22.9 million, or 60.6%. The decrease was due primarily to timing of cash flows related to Central Jersey Bank, N.A.'s business activities.

*Intangible Assets*

Intangible assets of Central Jersey Bancorp consist of goodwill and core deposit premiums. Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. In accordance with SFAS No. 142, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis.

For each of the years ended December 31, 2007 and 2006, Central Jersey Bancorp had $27.0 million of goodwill related to the combination with Allaire Community Bank.

Core deposit premiums represent the intangible value of depositor relationships assumed in purchase acquisitions and are amortized on an accelerated basis over a period of ten years. The amortization of the core deposit premium is recorded as a component of operating expenses. For the years ended December 31, 2007 and 2006, Central Jersey Bancorp had $1.9 million and $2.5 million, respectively, of core deposit intangible related to the combination with Allaire Community Bank.

*Investment Securities Portfolio*

At December 31, 2007, Central Jersey Bank, N.A.'s investment securities portfolio consisted of obligations of United States Government sponsored agencies and mortgaged-backed securities of United States Government sponsored agencies. Investment securities held-to-maturity totaling $17.4 million at December 31, 2007, represented a decrease of $3.4 million from the year ended December 31, 2006 total of $20.8 million. Investment securities available-for-sale had a market value of $114.8 million at December 31, 2007, representing an increase of $19.1 million over the December 31, 2006 total of $95.7 million. The increase in investment securities available-for-sale is due to the purchase of mortgage-backed securities during the year ended December 31, 2007.

The following table summarizes the maturity and weighted average yields in each of Central Jersey Bank, N.A.'s investment securities portfolios at December 31, 2007:

| Maturities and weighted average yields: *(dollars in thousands)* | Within 1 Year | Over 1 to 5 Years | Over 5 to 10 Years | Over 10 Years | Total |
|---|---|---|---|---|---|
| Securities held-to-maturity: | | | | | |
| Mortgage-backed securities | | | | | |
| Amortized cost | $ -- | $ 1,653 | $ 1,543 | $ 3,544 | $ 6,740 |
| Weighted average yield | -- | 4.17% | 4.53% | 4.96% | 4.66% |
| Obligations of U.S. Government agencies | | | | | |
| Amortized cost | 1,998 | 4,373 | 2,419 | 1,900 | 10,690 |
| Weighted average yield | 4.00% | 5.05% | 4.42% | 4.70% | 4.65% |
| Total securities held-to-maturity | | | | | |
| Amortized cost | $ 1,998 | $ 6,026 | $ 3,962 | $ 5,444 | $ 17,430 |
| Weighted average yield | 4.00% | 4.81% | 4.46% | 4.87% | 4.65% |
| Securities available-for-sale: | | | | | |
| Mortgage-backed securities | | | | | |
| Market value | $ 1,991 | $ 2,625 | $ 21,982 | $ 84,216 | $110,814 |
| Weighted average yield | 4.32% | 5.00% | 5.09% | 5.52% | 5.40% |
| Other debt securities | | | | | |
| Market value | 4,010 | -- | -- | -- | 4,010 |
| Weighted average yield | 3.55% | -- | -- | -- | 3.55% |
| Total securities available-for-sale | | | | | |
| Market value | $ 6,001 | $ 2,625 | $ 21,982 | $ 84,216 | $114,824 |
| Weighted average yield | 3.81% | 5.00% | 5.09% | 5.52% | 5.34% |

*Other-Than-Temporary Impairment*

During 2007, Central Jersey Bancorp executed a balance sheet restructuring strategy involving approximately $88.6 million of investment securities held in the available-for-sale investment portfolio. The restructuring resulted in a one-time pre-tax impairment charge of approximately $1.96 million, which was reflected in Central Jersey Bancorp's consolidated financial statements for the three months ended March 31, 2007. Available-for-sale investment securities, consisting primarily of lower yielding fixed rate callable agency investment securities were sold during the second quarter of 2007 and replaced with higher yielding investment securities with a comparable to modestly shorter aggregate weighted average life. The market value loss that these investment securities carried at March 31, 2007, was recorded as an other-than-temporary impairment since Central Jersey Bancorp did not have the intent to hold these securities to recovery. The investment securities Central Jersey Bancorp identified as impaired were primarily fixed rate government sponsored agency bonds that either had a below market interest rate coupon or a longer than desired maturity term. Central Jersey Bancorp realized a gain on the sale of available-for-sale securities of $87,000, pre-tax, in conjunction with the balance sheet restructuring during the year ended December 31, 2007.

*Investment Policy*

The Board of Directors has adopted an investment policy to govern the investment function of Central Jersey Bank, N.A., which includes the purchase of investment securities for the held-to-maturity and available-for-sale portfolios and the sale of investment securities from the available-for-sale portfolio.

The basic objectives of the investment function are:

- to keep Central Jersey Bank, N.A.'s funds fully employed at the maximum after-tax return;
- to minimize exposure to credit risk; and
- to provide liquidity required by current circumstances.

As used in our investment policy and in other policies of Central Jersey Bank, N.A., the term "liquidity" refers to the expected cash flow from performing assets and secondary to borrowings secured by performing assets. These two sources of liquidity are expected to fund the operations of Central Jersey Bank, N.A. For this reason, unless otherwise indicated, the term "liquidity" in Central Jersey Bank, N.A.'s policies does not refer to proceeds from the sale of assets, except for the sale of assets available-for-sale.

Investment management therefore emphasizes:

- preservation of principal;
- strong cash-flow characteristics;
- ready availability of credit information;
- appropriateness of size both as to Central Jersey Bank, N.A. and as to an obligor's outstanding debt;
- eligibility as collateral for public-agency deposits and customer repurchase-agreement accounts; and
- broad marketability, as an indicator of quality.

The purpose of bonds in the held-to-maturity portfolio is to provide earnings consistent with the safety factors of quality, maturity and risk diversification. This purpose is reflected in the accounting principle that carrying a debt security at amortized cost is appropriate only if the ALCO/Investment Committee of Central Jersey Bank, N.A. has the intent and ability to hold that security to maturity. Management should be indifferent to price fluctuations unrelated to the continuing ability of an investment security to contribute to recurring income. For purposes of our investment policy, an investment security shall be deemed to have matured if it is sold (1) within three months of maturity or a call date if exercise of the call is probable; or (2) after collection of at least 85% of the principal outstanding at acquisition.

Debt securities that are not positively expected to be held-to-maturity, but rather for indefinite periods of time, and equity securities, shall be booked to the available-for-sale portfolio, which shall be monitored daily and reported at fair value with unrealized holding gains and losses excluded from earnings and reported as a tax-effected net amount in a separate component of shareholders' equity. However, in calculating and reporting regulatory capital, only net unrealized losses on marketable equity securities is deducted from Tier 1 or core capital.

*Loan Portfolio*

Central Jersey Bank, N.A.'s primary policy goal is to establish a sound credit portfolio that contributes, in combination with other earning assets, to a satisfactory return on assets, return on shareholders' equity and capital to asset ratio.

Central Jersey Bank, N.A. conducts both commercial and retail lending activities. The loan approval process at Central Jersey Bank, N.A. is driven by the aggregate indebtedness of the borrower and related entities. Executive officers with lending authority and loan officers have various individual and collective loan approval authorities up to $500,000. All credit accommodations exceeding $500,000 are referred to Central Jersey Bank, N.A.'s Loan Committee for review and approval. The Loan Committee is comprised of internal and outside directors and the senior commercial loan officer. A loan officer with a loan application for more than $500,000 (or from a borrowing relationship with aggregate debt in excess of $500,000) presents a complete analysis of the proposed credit accommodation to the members of the Loan Committee for their consideration.

The analysis includes, among other things, the following:

- a description of the borrower;
- the loan purpose and use of proceeds;
- the requested loan amount;
- the recommended term;
- the recommended interest rate;
- primary, secondary and tertiary sources of repayment;
- proposed risk rating;
- full collateral description;
- fees (if any);
- full borrower financial analysis, including comparative balance sheets, income statements and statements of cash flows; and
- inherent strengths and weaknesses of the requested credit accommodation.

A similar analysis is prepared for those loan requests aggregating in excess of $100,000 but less than the $500,000 threshold.

Central Jersey Bank, N.A. utilizes a comprehensive approach to loan underwriting. The primary quantitative determinants in the underwriting process include overall creditworthiness of the borrower, cash flow from operations in relation to debt service requirements and the ability to secure the credit accommodation with collateral of adequate value.

For commercial loans, the collateral is somewhat dependent on the loan type. Commercial lines of credit, term loans and time notes are typically secured by a general lien on business assets and qualified (typically less than 90 days) accounts receivable (based upon an acceptable advance rate). Commercial mortgage loans are secured by the underlying property with an acceptable equity margin. Personal guarantees from the principals of a business are generally required. In general, Central Jersey Bank, N.A. requires that income available to service debt repayment requirements be equal to at least 125% of those requirements.

Commercial loans are often subject to cyclical economic risks of the underlying business(es) of the borrower. Such risks are generally reduced during the loan approval process. For example, Central Jersey Bank, N.A. requires that a loan amount be less than the value of the collateral securing the loan and that the standard cash flow analysis of the commercial borrower shows an ample margin for debt service even with significant business contraction. Commercial mortgage underwriting also requires that available funds for debt service exceed debt service requirements.

Retail or consumer loan credit accommodations include home equity loans, home equity lines of credit, direct automobile loans and secured and unsecured personal loans. Underwriting criteria for home equity products include a loan to value not to exceed 80% and a debt service to income ratio not to exceed 45%. Such criteria provide Central Jersey Bank, N.A. with underwriting comfort without placing the institution in a position of competitive disadvantage.

There are a number of risks associated with the granting of consumer loans. While income and equity or collateral values are primary determinants of the loan approval process for consumer loans, Central Jersey Bank, N.A. also gives much consideration to employment and debt payment history of the borrower(s). As with the commercial underwriting process, consumer loans require both an income cushion and a collateral cushion. Such criteria provide for a margin should a borrower's income diminish or the collateral securing the loan depreciate in value.

The granting of a loan, by definition, contains inherent risks. Central Jersey Bank, N.A. attempts to mitigate risks through sound credit underwriting. Each loan that Central Jersey Bank, N.A. approves undergoes credit scrutiny that results in a quantification of risk and then the assignment of a risk rating. Individual risk ratings carry with them a required reserve that is used to fund Central Jersey Bank, N.A.'s allowance for loan losses. The inherent risk associated with each loan is a function of loan type, collateral, cash flow, credit rating, general economic conditions and interest rates.

Central Jersey Bank, N.A. is limited by regulation as to the total amount which may be committed and loaned to a borrower and its related entities. Central Jersey Bank, N.A.'s legal lending limit is equal to 15% of its capital funds, including capital stock, surplus, retained earnings and the allowance for loan losses. Central Jersey Bank, N.A. may lend an additional 10% of its capital funds to a borrower and its related entities if the additional loan or extension of credit is fully secured by readily marketable collateral having a market value at least equal to the amount borrowed. The additional limitation is separate from, and in addition to, the general limitation of 15%.

The following table summarizes net loans outstanding by loan category and amount at December 31, 2007, 2006, 2005, 2004 and 2003.

| *(in thousands)* | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Commercial and industrial loans | $ 29,384 | $ 35,476 | $ 32,708 | $ 22,392 | $ 20,380 |
| Real estate loans – commercial | 240,370 | 237,234 | 232,570 | 96,291 | 77,799 |
| 1-4 family real estate loans | 3,822 | 4,182 | 4,858 | -- | -- |
| Home equity and second mortgages | 37,832 | 35,573 | 38,153 | 22,014 | 17,734 |
| Consumer loans | 3,765 | 2,857 | 2,054 | 638 | 1,270 |
| Total loans | $ 315,173 | $ 315,322 | $ 310,343 | $ 141,335 | $ 117,183 |
| Less allowance for loan losses | 3,408 | 3,229 | 3,175 | 1,638 | 1,378 |
| Net loans | $ 311,765 | $ 312,093 | $ 307,168 | $ 139,697 | $ 115,805 |
| Loans held-for-sale | $ 658 | $ 242 | $ 3,127 | $ 0 | $ 0 |

Loans, net of the allowance for loan losses, totaled $311.8 million at December 31, 2007, a decrease of $300,000, or 0.1%, from the $312.1 million balance at December 31, 2006. The decrease in loan balances is reflective of general economic conditions resulting in a slowdown in loan origination volume throughout the banking industry.

For the year ended December 31, 2007, commercial and industrial loans and commercial real estate loans decreased by $2.9 million to $269.8 million, which represents a 1.1% decrease from the balance of $272.7 million at December 31, 2006.

During 2007, home equity and second mortgages increased by $2.2 million to $37.8 million at December 31, 2007, which represents a 6.2% increase over the balance of $35.6 million at December 31, 2006.

The following table summarizes the maturities of loans by category and whether such loans are at a fixed or floating rate at December 31, 2007.

| | December 31, 2007 | | | | | |
|---|---|---|---|---|---|---|
| Maturity and repricing data for loans: (*in thousands*) | Within 1 Year | Over 1 to 3 Years | Over 3 to 5 Years | Over 5 to 15 Years | Over 15 Years | Total |
| Loans secured by 1-4 family residential properties | | | | | | |
| Fixed rate | $ 1,723 | $ 1,669 | $ 4,623 | $ 8,889 | $ 4,315 | $ 21,219 |
| Adjustable rate | 14,932 | 421 | 2,146 | -- | -- | 17,499 |
| All other loans secured by real estate | | | | | | |
| Fixed rate | 16,348 | 47,344 | 41,342 | 31,347 | 31,146 | 167,527 |
| Adjustable rate | 79,235 | 6,314 | 23,379 | -- | -- | 108,928 |
| Total | $ 112,238 | $ 55,748 | $ 71,490 | $ 40,236 | $ 35,461 | $ 315,173 |

*Non-Performing Loans*

A loan is considered to be non-performing if it (1) is on a non-accrual basis, (2) is past due ninety days or more and still accruing interest, or (3) has been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial position of the borrower. A loan, which is past due ninety days or more and still accruing interest, remains on accrual status only where it is both adequately secured as to principal and is in the process of collection. Central Jersey Bank, N.A. had non-performing loans totaling $214,000 and $91,000 at December 31, 2007 and 2006, respectively. If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $4,359, $477 and $6,365, for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, there are no commitments to lend additional funds to borrowers whose loans are on non-accrual.

*Potential Problem Loans*

In addition to non-performing loans, Central Jersey Bank, N.A. maintains a "watch list" of loans which are subject to heightened scrutiny and more frequent review by management. Loans may be placed on the "watch list" because of documentation deficiencies, or because management has identified "structural weaknesses" which potentially could cause such loans to become non-performing in future periods.

As of December 31, 2007 and 2006, there were no loans identified as having structural weaknesses on the "watch list." The total balance of loans on the "watch list" at December 31, 2007 and 2006 totaled $6.0 million and $5.0 million, respectively.

*Allowance for Loan Losses and Related Provision*

The allowance for loan losses is a valuation account that reflects an evaluation of the probable losses in the loan portfolio. The determination of the adequacy of the allowance for loan losses is a critical accounting policy of Central Jersey Bank, N.A., due to the inherently subjective nature of the evaluation. Credit losses primarily arise from Central Jersey Bank, N.A.'s loan portfolio, but also may be derived from other credit-related sources, including commitments to extend credit. Additions are made to the allowance through periodic provisions which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

As part of our evaluation of the adequacy of our allowance for loan losses, each quarter we prepare an analysis. This analysis categorizes the entire loan portfolio by certain risk characteristics such as loan type (commercial, commercial real estate, one- to four-family, consumer, etc.) and loan risk rating.

Loan risk ratings for every loan are determined by credit officers who consider various factors, including the borrower's current financial condition and payment status, historical loan performance, underlying collateral, as well as internal loan review and regulatory ratings. Any loans with known potential losses are categorized and reserved for separately.

The loss factors applied to each loan risk rating are inherently subjective in nature, and, in Central Jersey Bank, N.A.'s circumstances, even more so due to the lack of any meaningful charge-off experience. Loss factors are assigned to loan risk rating categories on the basis of our assessment of the potential risk inherent in each loan type. Key factors we consider in determining loss factors for each loan type include the current real estate market conditions, changes in the trend of delinquencies and non-performing loans, the current state of the local and national economy, loan portfolio growth and changes in composition and concentrations within the portfolio. The loss factors are evaluated by management on a quarterly basis and any adjustments are approved by the Board of Directors of Central Jersey Bancorp. There have been no significant changes in loss factors in 2007 as compared to 2006.

We establish the provision for loan losses after considering the allowance for loan loss worksheet, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio growth, loan delinquency trends and peer group analysis. Central Jersey Bank, N.A.'s allowance for loan losses is allocated on an individual loan basis. We have applied this process consistently and have made minimal changes in the estimation methods and assumptions that we have used.

Our primary lending emphasis is the origination of commercial real estate loans, commercial and industrial loans, and to a lesser extent, home equity and second mortgages. As a result of our strategic plans and lending emphasis, we have a loan concentration in commercial loans at December 31, 2007 and 2006, the majority of which are secured by real property located in New Jersey.

Based on the composition of our loan portfolio and the growth in our loan portfolio over the past five years, we believe the primary risks inherent in our portfolio are possible increases in interest rates, a possible decline in the economy, generally, and a possible decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies and loan losses.

The provision for loan losses was $165,000 for the year ended December 31, 2007, as compared to $500,000 for 2006. The decrease in loan charge-offs for the year ended December 31, 2007 is due primarily to the charge-off of $409,000 in unsecured loans during the year ended December 31, 2006. Subsequent to the $409,000 charge-off, Central Jersey Bancorp recorded a recovery on those unsecured loans totaling $90,000 on March 7, 2007.

Loan portfolio composition remained consistent in 2007, as compared to 2006, with commercial loans comprising 85.6% of total loans outstanding at December 31, 2007, as compared to 86.5% at December 31, 2006. In addition, Central Jersey Bank, N.A. had non-accrual or impaired loans totaling $214,000 at December 31, 2007, as compared to $91,000 at December 31, 2006. Gross loans outstanding totaled $315.2 million at December 31, 2007, as compared to $315.3 million at December 31, 2006, a decrease of $100,000, or 0.3%. The allowance for loan losses was $3.41 million at December 31, 2007, as compared to $3.23 million at December 31, 2006.

The following table summarizes Central Jersey Bank, N.A.'s allowance for loan losses for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

| *(in thousands)* | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Balance, beginning of year | $ 3,229 | $ 3,175 | $ 1,638 | $ 1,378 | $ 1,228 |
| Provision charged to expense | 165 | 500 | 426 | 260 | 150 |
| Charge-offs | (88) | (455) | (92) | -- | -- |
| Allaire Community Bank combination | -- | -- | 1,203 | -- | -- |
| Recoveries | 102 | 9 | -- | -- | -- |
| Balance, end of year | $ 3,408 | $ 3,229 | $ 3,175 | $ 1,638 | $ 1,378 |
| Ratio of allowance for loan losses to total loans | 1.08% | 1.02% | 1.02% | 1.16% | 1.10% |
| Ratio of net recoveries (charge-offs) to average loans outstanding | 0.03% | (0.14%) | (0.03%) | 0.00% | 0.00% |

The following table sets forth Central Jersey Bank, N.A.'s percent of allowance for loan losses to total allowance and the percent of loans to total loans in each of the categories listed at the dates indicated (dollars in thousands):

| | December 31, 2007 | | | December 31, 2006 | | | December 31, 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| Loan Type | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans |
| Commercial | $ 2,999 | 88.0% | 85.6% | $ 2,811 | 87.1% | 86.5% | $ 2,749 | 86.6% | 85.5% |
| Consumer | 409 | 12.0% | 14.4% | 418 | 12.9% | 13.5% | 426 | 13.4% | 14.5% |
| Total | $ 3,408 | 100.0% | 100.0% | $ 3,229 | 100.0% | 100.0% | $ 3,175 | 100.0% | 100.0% |

| | December 31, 2004 | | | December 31, 2003 | | |
|---|---|---|---|---|---|---|
| Loan Type | Amount | Percent of allowance to total allowance | Percent of loans to total loans | Amount | Percent of allowance to total allowance | Percent of loans to total loans |
| Commercial | $ 1,403 | 85.7% | 84.0% | $ 1,151 | 83.5% | 83.8% |
| Consumer | 235 | 14.3% | 16.0% | 227 | 16.5% | 16.2% |
| Total | $ 1,638 | 100.0% | 100.0% | $ 1,378 | 100.0% | 100.0% |

*Deposits*

One of Central Jersey Bank, N.A.'s primary strategies is the accumulation and retention of core deposits. Core deposits are defined as all deposits except certificates of deposits with balances in excess of $100,000.

Total deposits were $403.3 million at December 31, 2007, a decrease of $24.0 million, or 5.6%, from the year ended December 31, 2006 total of $427.3 million. Core deposits as a percentage of total deposits were 84.8% at December 31, 2007, as compared to 84.7% at December 31, 2006.

The following table represents categories of Central Jersey Bank, N.A.'s deposits at December 31, 2007, 2006 and 2005.

| *(in thousands)* | December 31, 2007 | December 31, 2006 | December 31, 2005 |
|---|---|---|---|
| Demand deposits, non-interest bearing | $ 73,955 | $ 83,482 | $ 91,297 |
| Savings, N.O.W. and money market accounts | 187,354 | 202,650 | 173,993 |
| Certificates of deposit of less than $100,000 | 80,587 | 75,842 | 67,813 |
| Certificates of deposit of $100,000 or more | 61,394 | 65,303 | 74,451 |
| Total deposits | $ 403,290 | $ 427,277 | $ 407,554 |

The following table represents categories of Central Jersey Bank, N.A.'s average deposit balances and weighted average interest rates for the years ended December 31, 2007, 2006 and 2005 (in thousands):

| | December 31, 2007 | | December 31, 2006 | | December 31, 2005 | |
|---|---|---|---|---|---|---|
| | Average Balance | Weighted Average Rate | Average Balance | Weighted Average Rate | Average Balance | Weighted Average Rate |
| Demand deposits, non-interest bearing | $ 79,828 | --% | $ 84,444 | --% | $ 88,435 | --% |
| Savings, N.O.W. and money market accounts | 190,610 | 2.89% | 189,445 | 2.51% | 184,488 | 1.47% |
| Certificates of deposit of less than $100,000 | 81,497 | 4.78% | 72,960 | 4.11% | 60,040 | 3.04% |
| Certificates of deposit of $100,000 or more | 65,437 | 4.88% | 68,489 | 4.42% | 67,704 | 3.05% |
| Total deposits | $ 417,372 | 3.02% | $ 415,338 | 2.59% | $ 400,667 | 1.65% |

At December 31, 2007, Central Jersey Bank, N.A. had $142.0 million in time deposits maturing as follows (in thousands):

| | 3 months or less | Over 3 to 12 months | Over 1 year to 3 years | Over 3 years | Total |
|---|---|---|---|---|---|
| Less than $100,000 | $ 33,876 | $ 44,464 | $ 2,057 | $ 190 | $ 80,587 |
| Equal to or more than $100,000 | 21,651 | 32,510 | 7,233 | -- | 61,394 |
| Total | $ 55,527 | $ 76,974 | $ 9,290 | $ 190 | $ 141,981 |

## Liquidity and Capital Resources

Liquidity defines the ability of Central Jersey Bank, N.A. to generate funds to support asset growth, meet deposit withdrawals, maintain reserve requirements and otherwise operate on an ongoing basis. An important component of a bank's asset and liability management structure is the level of liquidity, which are net liquid assets available to meet the needs of its customers and regulatory requirements. The liquidity needs of Central Jersey Bank, N.A. have been primarily met by cash on hand, loan and investment amortizations and borrowings. Central Jersey Bank, N.A. invests funds not needed for operations (excess liquidity) primarily in daily federal funds sold. During 2007, Central Jersey Bank, N.A. continued to maintain a large secondary source of liquidity known as Investment Securities available-for-sale. The market value of that portfolio was $114.8 million and $95.7 million at December 31, 2007 and 2006, respectively.

It has been Central Jersey Bank, N.A.'s experience that its core deposit base (which is defined as transaction accounts and term deposits of less than $100,000) is primarily relationship-driven. Non-core deposits (which are defined as term deposits of $100,000 or greater) are much more interest rate sensitive. In any event, adequate sources of reasonably priced on-balance sheet funds, such as overnight federal funds sold, due from banks and short-term investments maturing in less than one year, must be continually accessible for contingency purposes. This is accomplished primarily by the daily monitoring of certain accounts for sufficient balances to meet future loan commitments, as well as measuring Central Jersey Bank, N.A.'s liquidity position on a monthly basis.

Supplemental sources of liquidity include large certificates of deposit, wholesale and retail repurchase agreements, and federal funds purchased from correspondent banks. Correspondent banks, which are typically referred to as "banker's banks," offer essential services such as cash letter processing, investment services, loan participation support, wire transfer operations and other traditional banking services. Brokered deposits, which are deposits obtained, directly or indirectly, from or through the mediation or assistance of a deposit broker, may be utilized as supplemental sources of liquidity in accordance with Central Jersey Bank, N.A.'s balance sheet management policy. Contingent liquidity sources may include off-balance sheet funds, such as advances from both the Federal Home Loan Bank and the Federal Reserve Bank, and federal funds purchase lines with "upstream" correspondents. An additional source of liquidity is made available by curtailing loan activity and instead using the available cash to fund short-term investments such as overnight federal funds sold or other approved investments maturing in less than one year. In addition, future expansion of Central Jersey Bank, N.A.'s retail banking network is expected to create additional sources of liquidity from new deposit customer relationships.

Central Jersey Bank, N.A. is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Central Jersey Bank, N.A.'s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Central Jersey Bank, N.A. must meet specific capital guidelines that involve quantitative measures of Central Jersey Bank, N.A.'s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Central Jersey Bank, N.A.'s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. See "Item 1. Business-Government Regulation."

Quantitative measures established by regulation to ensure capital adequacy require Central Jersey Bank, N.A. to maintain minimum amounts and ratios (set forth in the following table) of Total Capital and Tier 1 Capital to risk weighted assets and of Tier 1 Capital to average assets (leverage ratio). As of December 31, 2007, Central Jersey Bank, N.A. met all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the OCC categorized Central Jersey Bank, N.A. as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that we believe have changed Central Jersey Bank, N.A.'s category.

The following is a summary of Central Jersey Bank, N.A.'s and Central Jersey Bancorp's actual capital ratios as of December 31, 2007 and 2006, compared to the minimum capital adequacy requirements and the requirements for classification as a "well-capitalized" institution:

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Central Jersey Bancorp | 9.08% | 8.38% | 12.74% | 11.71% | 13.73% | 12.62% |
| Central Jersey Bank, N.A. | 9.34% | 8.47% | 12.94% | 11.81% | 13.93% | 12.72% |
| (a)"Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| (b)"Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

## Guaranteed Preferred Beneficial Interest in Central Jersey Bancorp Subordinated Debt

In March 2004, MCBK Capital Trust I, a special purpose business trust of Central Jersey Bancorp, issued an aggregate of $5.0 million of trust preferred securities to ALESCO Preferred Funding III, a pooled investment vehicle. Sandler O'Neill & Partners, L.P. acted as placement agent in connection with the offering of the trust preferred securities. The securities issued by MCBK Capital Trust I are fully guaranteed by Central Jersey Bancorp with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to the three-month LIBOR plus 285 basis points, which resets quarterly. The securities mature on April 7, 2034 and may be called at par by Central Jersey Bancorp any time after April 7, 2009. These securities were placed in a private transaction exempt from registration under the Securities Act.

The entire proceeds to MCBK Capital Trust I from the sale of the trust preferred securities were used by MCBK Capital Trust I in order to purchase $5.1 million of subordinated debentures from Central Jersey Bancorp. The subordinated debentures bear a variable interest rate equal to LIBOR plus 285 basis points. Although the subordinated debentures are treated as debt of Central Jersey Bancorp, they currently qualify as Tier I Capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the trust preferred securities that exceeds this limitation qualifies as Tier II Capital of Central Jersey Bancorp. At December 31, 2007, $5.0 million of the trust preferred securities qualified for treatment as Tier I Capital. Central Jersey Bancorp is using the proceeds it received from the subordinated debentures to support the general balance sheet growth of Central Jersey Bancorp and to maintain Central Jersey Bank, N.A.'s required regulatory capital ratios.

On March 1, 2005, the Federal Reserve adopted a final rule that allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier I Capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. The new quantitative limits become effective after a five-year transition period ending March 31, 2009. Under the final rules, trust preferred securities and other restricted core capital elements are limited to 25% of all core capital elements. Amounts of restricted core capital elements in excess of these limits may be included in Tier II Capital. At December 31, 2007, the only restricted core capital element owned by Central Jersey Bancorp is trust preferred securities. Central Jersey Bancorp believes that its trust preferred issues qualify as Tier I Capital. However, in the event that the trust preferred issues do not qualify as Tier I Capital, Central Jersey Bank, N.A. would remain well capitalized.

**Recent Accounting Pronouncements**

In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156, *Accounting for Servicing of Financial Assets*. Prior thereto, SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, established, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS No. 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS No. 156 was effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. Central Jersey Bancorp's adoption of SFAS No. 156 on January 1, 2007 did not have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized, or continue to be recognized, upon adoption of this Interpretation The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 was effective for fiscal years beginning after December 15, 2006. Central Jersey Bancorp's adoption of FIN 48 on January 1, 2007 did not have a material impact on its consolidated financial statements. As of January 1, 2007, there were no amounts recorded for unrecognized tax benefits or for the payment of interest or penalties. Furthermore, no amounts were accrued for the year ended December 31, 2007. The tax years that remain subject to examination are 2006, 2005 and 2004 for federal and state tax purposes and 2003 for state tax purposes only. Accruals of interest and penalties related to unrecognized tax benefits, when applicable, are recognized in income tax expense.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles ("GAAP"), and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Central

Jersey Bancorp's adoption of SFAS No. 157 did not have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force ("EITF") of the FASB discussed public comments received on two issues: (1) EITF Issue No. 06-4, *Accounting for Deferred Compensation and Post-Retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*, and (2) EITF Issue 06-5, *Accounting for Purchases of Life Insurance – Determining the Amount that could be Realized in Accordance with FASB Technical Bulletin 85-4 (Accounting for Purchases of Life Insurance).* On September 7, the EITF agreed to clarify certain points based on public comments. The EITF reached a consensus that an employer should recognize a liability for future benefits under SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, or APB Opinion No. 12, Omnibus Opinion – 1967, for an endorsement split-dollar life insurance arrangement subject to the EITF Issue No. 06-4. This liability is to be based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. Early adoption is permitted as of the beginning of an entity's fiscal year. Entities should recognize the effects of applying the consensus on this issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption. Retrospective application to all prior periods is permitted. Central Jersey Bancorp's adoption of EITF 06-4 did not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Under this Statement, Central Jersey Bancorp may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, are not met.

SFAS No. 159 is effective for years beginning after November 15, 2007. Central Jersey Bancorp adopted SFAS No. 159 effective January 1, 2008, however, decided not to elect the fair value option permitted by SFAS No. 159.

**Impact of Inflation**

The consolidated financial statements and related financial data presented in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operation of Central Jersey Bancorp and Central Jersey Bank, N.A. is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, the effects of general levels of inflation are primarily reflected in the interest rate paid in liabilities and earned on interest earning assets. Interest rates do not necessarily move in the same magnitude as the prices of goods and services. We believe that continuation of our efforts to manage the rates, liquidity and interest sensitivity of our assets and liabilities is necessary to generate an acceptable return on assets.

## Item 7A. <u>Quantitative and Qualitative Disclosures about Market Risk</u>

### Qualitative Analysis

Interest rate risk is the exposure of a bank's current and future earnings and capital arising from the adverse movements in interest rates. Central Jersey Bank, N.A.'s most significant risk exposure is interest rate risk. The guidelines of Central Jersey Bank, N.A.'s interest rate risk policy seek to limit the exposure to changes in interest rates that affect the underlying economic value of assets and liabilities, earnings and capital.

The ALCO/Investment Committee of Central Jersey Bank, N.A. meets on a quarterly basis to review the impact of interest rate changes on net interest income, net interest margin and economic value of equity. Members of the ALCO/Investment Committee include Central Jersey Bancorp's President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Lending Officer. The ALCO/Investment Committee reviews a variety of strategies that project changes in asset or liability mix and the impact of those changes on projected net interest income.

Central Jersey Bank, N.A.'s strategy for liabilities has been to maintain a stable core-funding base by focusing on core deposit account acquisition and increasing products and services per household. Time deposit accounts as a percentage of total deposits were 35.2% at December 31, 2007, as compared to 33.0% at December 31, 2006. Time deposits are generally short term in nature. As of December 31, 2007, 93.3% of all time deposits had maturities of one year or less, as compared to 85.7% at December 31, 2006. Central Jersey Bank, N.A.'s ability to retain maturing time deposit accounts is the result of a strategy to remain competitive priced within the marketplace. Central Jersey Bank, N.A.'s pricing strategy may vary depending upon funding needs and Central Jersey Bank, N.A.'s ability to fund operations through alternative sources, primarily by accessing short term lines of credit with the Federal Home Loan Bank during periods of pricing dislocation.

### Quantitative Analysis

Central Jersey Bank, N.A. measures sensitivity to changes in interest rates through the use of balance sheet and income simulation models. The analyses capture changes in net interest income using flat rates as a base case and rising and declining interest rate forecasts. Central Jersey Bank, N.A. measures changes in net interest income for the forecast period, generally twelve to twenty-four months, within set limits for acceptable change.

The following table sets forth the results of the projected net interest income simulation model for the twelve month period commencing December 31, 2007 and ending December 31, 2008:

| | Net Interest Income | | |
|---|---|---|---|
| **Change in Interest Rates In Basis Points (Rate Shock)** | **Amount ($)** | **Change ($)** | **Change (%)** |
| +200 | $ 16,880 | $ (99) | (0.58%) |
| +100 | 16,945 | (34) | (0.20%) |
| Base Case | 16,979 | -- | -- |
| -100 | 16,900 | (79) | (0.47%) |
| -200 | $ 16,492 | $ (487) | (2.87%) |

The preceding table indicates that for the year ending December 31, 2008, in the event of an immediate 200 basis point parallel increase in interest rates, Central Jersey Bank, N.A. would experience a (0.58%), or $99,000, decrease in net interest income for that period. In the event of a 200 basis point decrease in interest rates, Central Jersey Bank, N.A. would experience a (2.87%), or $487,000, decrease in net interest income for the year ending December 31, 2008.

## Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and supplementary data of Central Jersey Bancorp called for by this item are submitted under a separate section of this report. Reference is made to the Index of Consolidated Financial Statements contained on page F-1 herein.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K, Central Jersey Bancorp carried out an evaluation of the effectiveness of the design and operation of Central Jersey Bancorp's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of Central Jersey Bancorp's management, including Central Jersey Bancorp's Chairman, President and Chief Executive Officer and Central Jersey Bancorp's Executive Vice President and Chief Financial Officer, who concluded that Central Jersey Bancorp's disclosure controls and procedures are effective. There has been no significant change in Central Jersey Bancorp's internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, Central Jersey Bancorp's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Central Jersey Bancorp's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Central Jersey Bancorp's reports filed under the Exchange Act is accumulated and communicated to management, including Central Jersey Bancorp's Chairman, President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Management's Annual Report on Internal Control Over Financial Reporting

The management of Central Jersey Bancorp is responsible for establishing and maintaining adequate internal control over financial reporting. Central Jersey Bancorp's internal control system is a process designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Central Jersey Bancorp's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of Central Jersey Bancorp; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Central Jersey Bancorp's assets that could have a material effect on our consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Central Jersey Bancorp's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (COSO). Based on the assessment management believes that, as of December 31, 2007, Central Jersey Bancorp's internal control over financial reporting is effective based on those criteria.

**Attestation Report of the Independent Registered Public Accounting Firm**

Central Jersey Bancorp's independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on the effectiveness of Central Jersey Bancorp's internal control over financial reporting as of December 31, 2007. This report appears on page F-3.

**Item 9B. Other Information**

None

## PART III

**Item 10. Directors, Executive Officers and Corporate Governance**

The information required under this Item with respect to Central Jersey Bancorp's directors and executive officers will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Officers," and is incorporated herein by reference.

**Item 11. Executive Compensation**

The information required under this Item with respect to executive compensation will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, under the captions "Executive Compensation" and "Director Compensation," and is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, under the captions "Securities Authorized for Issuance under Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

**Item 13. Certain Relationships, Related Transactions and Director Independence**

The information required by this item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, under the caption "Certain Relationships and Related Party Transactions" and "Director Independence" and is incorporated herein by reference.

**Item 14. Principal Accountant Fees and Services**

The information required by this item will be contained in Central Jersey Bancorp's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 28, 2008, under the captions "Audit Fees," "Audit Related Fees," "Tax Fees," "All Other Fees," and "Policy on Pre-Approval of Audit and Permissible Non-Audit Services," and is incorporated herein by reference.

## PART IV

**Item 15. <u>Exhibits and Financial Statement Schedules</u>**

(a) Exhibits

Reference is made to the Index of Exhibits beginning on page E-1 herein.

(b) Financial Statement Schedules:

Reference is made to the Index of Consolidated Financial Statements on page F-1 herein. No schedules are included with the consolidated financial statements because the required information is inapplicable or is presented in the consolidated financial statements or notes thereto.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL JERSEY BANCORP

Date: March 14, 2008

By: /s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Vaccaro and Robert S. Vuono and each of them, his or her true and lawful attorneys-in-fact and agents for him or her and in his or her name, place an stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed by the following persons in the capacities and on the dates stated.

| Signatures | Title | Date |
|---|---|---|
| /s/ James S. Vaccaro<br>James S. Vaccaro | Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director | March 14, 2008 |
| /s/ Robert S. Vuono<br>Robert S. Vuono | Senior Executive Vice President, Chief Operating Officer, Secretary and Director | March 14, 2008 |
| /s/ Anthony Giordano, III<br>Anthony Giordano, III | Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer) | March 14, 2008 |

| Signatures | Title | Date |
| --- | --- | --- |
| /s/ James G. Aaron<br>James G. Aaron | Director | March 14, 2008 |
| /s/ Mark R. Aikins<br>Mark R. Aikins | Director | March 14, 2008 |
| /s/ Nicholas A. Alexander<br>Nicholas A. Alexander | Director | March 14, 2008 |
| /s/ John A. Brockriede<br>John A. Brockriede | Director | March 14, 2008 |
| /s/ George S. Callas<br>George S. Callas | Director | March 14, 2008 |
| /s/ James P. Dugan<br>James P. Dugan | Director | March 14, 2008 |
| /s/ M. Claire French<br>M. Claire French | Director | March 14, 2008 |
| /s/ William H. Jewett<br>William H. Jewett | Director | March 14, 2008 |
| /s/ Paul A. Larson, Jr.<br>Paul A. Larson, Jr. | Director | March 14, 2008 |
| /s/ John F. McCann<br>John F. McCann | Director | March 14, 2008 |
| /s/ Carmen M. Penta<br>Carmen M. Penta | Director | March 14, 2008 |
| /s/ Mark G. Solow<br>Mark G. Solow | Director | March 14, 2008 |

**CENTRAL JERSEY BANCORP**
**AND SUBSIDIARY**

**Consolidated Financial Statements**

## Contents

**December 31, 2007**

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Central Jersey Bancorp:

We have audited the accompanying consolidated statements of financial condition of Central Jersey Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of Central Jersey Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Jersey Bancorp and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), Central Jersey Bancorp's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Short Hills, New Jersey
March 14, 2008

**Report of Independent Registered Public Accounting Firm**

**On Internal Control Over Financial Reporting**

The Board of Directors and Shareholders

Central Jersey Bancorp:

We have audited Central Jersey Bancorp and subsidiary's (the Company)– internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included on page 48, Item 9A, Control Procedures – Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Central Jersey Bancorp and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Central Jersey Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 14, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Short Hills, New Jersey
March 14, 2008

**CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION**
**DECEMBER 31, 2007 AND 2006**
(dollars in thousands, except per share amounts)

| ASSETS | 2007 | 2006 |
|---|---|---|
| Cash and due from banks | $ 11,198 | $ 16,162 |
| Federal funds sold | 3,679 | 21,634 |
| Cash and cash equivalents | 14,877 | 37,796 |
| Investment securities available-for-sale, at market value | 114,824 | 95,735 |
| Investment securities held-to-maturity (market value of $17,379 and $20,454 at December 31, 2007 and 2006, respectively) | 17,430 | 20,820 |
| Federal Reserve Bank Stock | 1,960 | 1,952 |
| Federal Home Loan Bank Stock | 550 | 542 |
| Loans held-for-sale | 658 | 242 |
| Loans | 315,173 | 315,322 |
| Less: Allowance for loan losses | 3,408 | 3,229 |
| Loans, net | 311,765 | 312,093 |
| Accrued interest receivable | 2,218 | 2,613 |
| Premises and equipment | 4,626 | 5,357 |
| Bank owned life insurance | 3,565 | 3,447 |
| Goodwill | 26,957 | 26,957 |
| Core deposit intangible | 1,926 | 2,478 |
| Due from broker | -- | 3,527 |
| Other assets | 2,150 | 2,740 |
| Total assets | $ 503,506 | $ 516,299 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Non-interest bearing | $ 73,955 | $ 83,482 |
| Interest bearing | 329,335 | 343,795 |
| | 403,290 | 427,277 |
| Borrowings | 24,564 | 17,099 |
| Subordinated debentures | 5,155 | 5,155 |
| Accrued expenses and other liabilities | 1,611 | 1,273 |
| Total liabilities | 434,620 | 450,804 |
| Shareholders' equity: | | |
| Common stock, par value $0.01 per share. Authorized 100,000,000 shares and issued and outstanding 8,745,990 and 8,667,281 shares at December 31, 2007 and 2006, respectively | 87 | 87 |
| Additional paid-in capital | 60,791 | 60,501 |
| Accumulated other comprehensive income (loss), net of tax expense (benefit) | 848 | (1,409) |
| Retained earnings | 7,160 | 6,316 |
| Total shareholders' equity | 68,886 | 65,495 |
| Total liabilities and shareholders' equity | $ 503,506 | $ 516,299 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(dollars in thousands, except per share amounts)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Interest and fees on loans | $22,975 | $23,159 | $18,726 |
| Interest on securities available-for-sale | 5,100 | 4,465 | 4,891 |
| Interest on federal funds sold and due from banks | 1,530 | 804 | 239 |
| Interest on securities held-to-maturity | 883 | 991 | 1,091 |
| Total interest and dividend income | 30,488 | 29,419 | 24,947 |
| Interest expense: | | | |
| Interest expense on deposits | 12,597 | 10,760 | 6,615 |
| Interest expense on other borrowings | 746 | 1,267 | 547 |
| Interest expense on subordinated debentures | 439 | 429 | 340 |
| Total interest expense | 13,782 | 12,456 | 7,502 |
| Net interest income | 16,706 | 16,963 | 17,445 |
| Provision for loan losses | 165 | 500 | 426 |
| Net interest income after provision for loan losses | 16,541 | 16,463 | 17,019 |
| Other income: | | | |
| Impairment on available-for-sale securities | (1,957) | -- | -- |
| Service charges on deposit accounts | 1,479 | 1,412 | 1,401 |
| Income on bank owned life insurance | 118 | 109 | 112 |
| Gain on sale of available-for-sale securities | 87 | -- | -- |
| Gain on the sale of loans held-for-sale | 56 | 213 | 105 |
| Other service charges, commissions and fees | -- | 6 | 6 |
| Total other (loss) income | (217) | 1,740 | 1,624 |
| Operating expenses: | | | |
| Salaries and employee benefits | 7,146 | 7,345 | 7,287 |
| Net occupancy expenses | 1,821 | 1,687 | 1,718 |
| Professional fees | 938 | 759 | 687 |
| Data processing fees | 884 | 809 | 937 |
| Outside service fees | 856 | 866 | 1,017 |
| Furniture, fixtures and equipment | 626 | 690 | 599 |
| Core deposit intangible amortization | 552 | 619 | 688 |
| Stationery, supplies and printing | 251 | 269 | 288 |
| Insurance | 194 | 200 | 192 |
| Telephone | 161 | 153 | 134 |
| Abandonment of leasehold improvements | 137 | -- | -- |
| Advertising | 134 | 150 | 220 |
| Other operating expenses | 670 | 762 | 783 |
| Total other expenses | 14,370 | 14,309 | 14,550 |
| Income before provision for income taxes | 1,954 | 3,894 | 4,093 |
| Income taxes | 1,110 | 1,428 | 1,461 |
| Net income | $ 844 | $2,466 | $2,632 |
| Basic earnings per share | $0.10 | $0.28 | $0.31 |
| Diluted earnings per share | $0.09 | $0.27 | $0.28 |
| Average basic shares outstanding | 8,710,865 | 8,655,137 | 8,549,322 |
| Average diluted shares outstanding | 9,132,772 | 9,156,428 | 9,354,568 |

See accompanying notes to consolidated financial statements.

**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005**
(dollars in thousands)

| | Common stock | Additional paid-in capital | Accumulated other comprehensive (loss) income | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2004 | $ 40 | $ 15,216 | $ (619) | $ 1,218 | $ 15,855 |
| Comprehensive income: | | | | | |
| Net income | -- | -- | -- | 2,632 | 2,632 |
| Unrealized loss on securities available-for-sale, net of tax of ($881) | -- | -- | (1,534) | -- | (1,534) |
| Total comprehensive income | | | | | 1,098 |
| Allaire Community Bank combination | 40 | 44,375 | -- | -- | 44,415 |
| Exercise of stock options – 54,329 shares (including tax benefit $148) | 2 | 408 | -- | -- | 410 |
| Balance at December 31, 2005 | $ 82 | $ 59,999 | $ (2,153) | $ 3,850 | $ 61,778 |
| Comprehensive income: | | | | | |
| Net income | -- | -- | -- | 2,466 | 2,466 |
| Unrealized gain on securities available-for-sale, net of tax of $437 | -- | -- | 744 | -- | 744 |
| Total comprehensive income | | | | | 3,210 |
| Exercise of stock options – 113,150 shares (including tax benefit $250) | 5 | 719 | -- | -- | 724 |
| Common stock retired – 22,599 | | (217) | -- | -- | (217) |
| Balance at December 31, 2006 | $ 87 | $60,501 | $ (1,409) | $ 6,316 | $ 65,495 |
| Comprehensive income: | | | | | |
| Net income | -- | -- | -- | 844 | 844 |
| Unrealized gain on securities available-for-sale, net of tax of $686 | -- | -- | 896 | -- | 896 |
| Reclassification adjustment for gains included in net income net of tax ($37) | -- | -- | 50 | -- | 50 |
| Impairment on securities available-for-sale, net of tax of ($646) | -- | -- | 1,311 | -- | 1,311 |
| Total comprehensive income | | | | | 3,101 |
| Exercise of stock options – 79,223 shares (including tax benefit $15) | -- | 294 | -- | -- | 294 |
| Cash paid for fractional shares | -- | (4) | -- | -- | (4) |
| Balance at December 31, 2007 | $ 87 | $ 60,791 | $ 848 | $ 7,160 | $ 68,886 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS
# FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(dollars in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 844 | $ 2,466 | $ 2,632 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Increase in cash surrender value of life insurance | (118) | (109) | (112) |
| Deferred taxes | (815) | (478) | (189) |
| Tax benefit of stock option exercises | (15) | (250) | (148) |
| Provision for loan losses | 165 | 500 | 426 |
| Net discount accretion (premium amortization) on held-to-maturity securities | (11) | (8) | 7 |
| Net premium amortization on available-for-sale securities | 35 | 163 | 246 |
| Depreciation and amortization | 705 | 842 | 736 |
| Decrease (increase) in accrued interest receivable | 395 | 23 | (242) |
| Core deposit intangible amortization | 552 | 619 | 688 |
| Impairment on available-for-sale securities | 1,957 | -- | -- |
| Abandonment of leasehold improvements | 137 | -- | -- |
| Gain on sale of securities available-for-sale | (87) | -- | -- |
| Gain on the sale of loans held-for-sale | (56) | (213) | (105) |
| Origination of loans held-for-sale | (19,825) | (25,390) | (11,591) |
| Proceeds from sale of loans held-for-sale | 19,465 | 28,488 | 8,569 |
| Decrease (increase) in other assets | 1,374 | 2,071 | (4,658) |
| Increase (decrease) in accrued expenses and other liabilities | 353 | (612) | (119) |
| Net cash provided by (used in) operating activities | 5,055 | 8,112 | (3,860) |
| Cash flows from investing activities: | | | |
| Purchase of investment securities available-for-sale | (115,585) | (474) | -- |
| Maturities of and paydowns on investment securities held-to-maturity | 3,401 | 1,755 | 2,995 |
| Proceeds from sales, maturities of and paydowns on investment securities available-for-sale | 96,848 | 16,932 | 16,707 |
| Decrease (increase) in due from broker | 3,527 | (3,527) | -- |
| Net decrease (increase) in loans | 163 | (5,425) | (48,052) |
| Cash/cash equivalents acquired in Allaire Community Bank combination | -- | -- | 6,886 |
| Purchases of premises and equipment, net | (111) | (193) | (710) |
| Net cash (used in) provided by investing activities | (11,757) | 9,068 | (22,174) |
| Cash flows from financing activities: | | | |
| Proceeds from stock options exercised, net | 309 | 757 | 558 |
| Net (decrease) increase in non-interest bearing deposits | (9,527) | (7,815) | 22,163 |
| Net (decrease) increase in interest bearing deposits | (14,460) | 27,538 | (17,341) |
| Net increase (decrease) in other borrowings | 7,465 | (21,092) | 23,288 |
| Cash paid for fractional shares | (4) | -- | -- |
| Net cash (used in) provided by financing activities | (16,217) | (612) | 28,668 |
| (Decrease) increase in cash and cash equivalents | (22,919) | 16,568 | 2,634 |
| Cash and cash equivalents at beginning of period | 37,796 | 21,228 | 18,594 |
| Cash and cash equivalents at end of period | $ 14,877 | $ 37,796 | $ 21,228 |
| Cash paid during the period for: | | | |
| Interest | $ 13,766 | $ 12,413 | $ 7,597 |
| Taxes | $ 1,612 | $ 1,508 | $ 1,860 |
| Non cash investing activities: | | | |
| Fair value of assets acquired in Allaire Community Bank combination | $ -- | $ -- | $ 201,820 |
| Goodwill and core deposit intangible resulting from Allaire Community Bank combination | $ -- | $ -- | $ 31,014 |
| Liabilities assumed in Allaire Community Bank combination | $ -- | $ -- | $ 186,528 |
| Common stock issued in Allaire Community Bank combination | $ -- | $ -- | $ 39,803 |

See accompanying notes to consolidated financial statements.

**Central Jersey Bancorp and Subsidiary**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2007, 2006 and 2005**
**(1) Summary of Significant Accounting Policies**

**Business**

Effective August 31, 2000, Central Jersey Bancorp, a newly formed corporation, acquired all of the shares of Central Jersey Bank, N.A. Each share of $5 par value common stock of Central Jersey Bank, N.A. was exchanged for one share of $0.01 par value common stock of Central Jersey Bancorp. The reorganization was accounted for as if it were a pooling of interests. Central Jersey Bancorp and Central Jersey Bank, N.A. are collectively referred to herein as the "Company."

On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp. In August 2005, Central Jersey Bancorp combined its two bank subsidiaries, Monmouth Community Bank, N.A. and Allaire Community Bank, into a single banking entity, named Central Jersey Bank, N.A. Central Jersey Bancorp currently owns one operating subsidiary, Central Jersey Bank, N.A.

The Company provides a full range of banking services to customers located primarily in Monmouth and Ocean Counties, New Jersey. Central Jersey Bancorp and Central Jersey Bank, N.A. are subject, as applicable, to federal statutes applicable to banks and bank holding companies. In 2001, Central Jersey Bank, N.A. converted from a state chartered institution to a nationally chartered institution regulated by the Office of Comptroller of the Currency (the "OCC"). Central Jersey Bank, N.A.'s deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Central Jersey Bancorp is subject to regulation, supervision and examination by the Federal Reserve Bank of New York.

Central Jersey Bancorp paid a 5% stock dividend on July 1, 2007. As of December 31, 2007, there were 8,745,990 issued and outstanding shares of Central Jersey Bancorp common stock. Central Jersey Bancorp paid a 5% stock dividend on July 1, 2006. As of December 31, 2006, there were 8,667,281 issued and outstanding shares of Central Jersey Bancorp common stock. Central Jersey Bancorp effected a two-for-one stock split, in the form of a stock dividend, for shareholders of record on June 15, 2005. All prior period amounts have been retroactively restated to reflect the aforementioned stock splits and stock distributions.

**Basis of Financial Statement Presentation**

The accompanying consolidated financial statements include the accounts of Central Jersey Bancorp and its wholly-owned bank subsidiary, Central Jersey Bank, N.A. All significant inter-company accounts and transactions have been eliminated in consolidation. The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses as well as the other-than-temporary impairment of investment securities.

While management uses available information to recognize estimated losses on loans, such estimates may be adjusted to account for changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to increase such allowance based, in their judgment, on the information available to them at the time of their examination.

**Cash and Cash Equivalents**

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and overnight federal funds sold. Federal funds sold are generally sold for one-day periods.

**Investment Securities**

Investment securities held-to-maturity are comprised of debt securities that the Company has the positive intent and ability to hold to maturity. Such securities are stated at cost, adjusted for amortization of premiums and accretion of discounts over the estimated remaining lives of the securities as an adjustment to the yield using the level-yield method. Securities to be held for indefinite periods of time and not intended to be held-to-maturity, including all equity securities, are classified as available-for-sale. Securities available-for-sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available-for-sale are carried at fair value. Unrealized holding gains and losses on such securities available-for-sale are excluded from earnings and reported as a separate component of shareholders' equity. Gains and losses on sales of securities are based on the specific identification method and are accounted for on a trade date basis.

On a quarterly basis, the Company evaluates investment securities for other-than-temporary impairment. For individual investment securities classified as either available-for-sale or held-to-maturity, a determination is made as to whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual investment security shall be written down to fair value as a new cost basis and the amount of the write-down shall be recognized in earnings. Subsequent increases in the fair value of available-for-sale securities shall be included as a separate component of equity; subsequent decreases in fair value, if not an other-than-temporary impairment, also shall be included as a separate component of shareholders' equity.

**Loans Held-for-Sale**

Loans held-for-sale are carried at the lower of aggregate cost or fair value.

## Loans

Loans are stated at unpaid principal balances, adjusted for unearned income and deferred loan fees and costs.

Interest on loans is credited to operations based upon the principal amount outstanding.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized over the estimated life of the loan as an adjustment to the loan's yield using the level-yield method.

An impaired loan is defined as a loan for which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. The accrual of income on loans, including impaired loans, is generally discontinued when a loan becomes more than ninety days delinquent as to principal or interest or when other circumstances indicate that collection is questionable, unless the loan is well secured and in the process of collection. Income on non-accrual loans, including impaired loans, is recognized only in the period in which it is collected, and only if management determines that the loan principal is fully collectible. Loans are returned to an accrual status when a loan is brought current as to principal and interest and reasons indicating doubtful collection no longer exists. Residential mortgages and consumer loans are deemed smaller balance homogenous loans which are evaluated collectively for impairment as one and are therefore, excluded from the population of impaired loans.

A loan is considered past due when a payment has not been received in accordance with the contractual terms. Generally, commercial loans are placed on non-accrual status when they are 90 days past due unless they are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal and interest is in doubt. Commercial loans are generally charged off after an analysis is completed which indicates that collectibility of the full principal balance is in doubt. Consumer loans are generally charged off after they become 120 days past due. Commercial mortgage loans are not generally placed on a non-accrual status unless the value of the real estate has deteriorated to the point that a potential loss of principal or interest exists. Subsequent payments are credited to income only if collection of principal is not in doubt. If principal and interest payments are brought contractually current and future collectibility is reasonably assured, loans are returned to accrual status. Commercial mortgage loans are generally charged off when the value of the underlying collateral does not cover the outstanding principal balance. Loan origination and commitment fees less certain costs are deferred and the net amount amortized as an adjustment to the related loan's yield. Loans held for sale are recorded at the lower of aggregate cost or market value.

The allowance for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of: (a) known and inherent risks in the loan portfolio, (b) the size and composition of the loan portfolio, (c) actual loan loss experience, (d) the level of delinquencies, (e) the individual loans for which full collectibility may not be assured, (f) the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and (g) the current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses.

Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic climate. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control. Management believes that the allowance for loan losses is adequate.

The provision for loan losses charged to operating expense is determined by management and is based upon a periodic review of the loan portfolio, past experience, the economy, and other factors that may affect a borrower's ability to repay a loan. The provision is based on management's estimates and actual losses may vary from these estimates. Estimates are reviewed and adjustments, as they become necessary, are reported in the periods in which they become known.

**Premises and Equipment**

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Depreciable lives range from three to ten years for furniture, fixtures and equipment and five to fifteen years for leasehold improvements. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

**Bank-Owned Life Insurance**

Bank-owned life insurance is recorded at its realizable value. The change in the net asset value is included as a component of non-interest income.

**401(k) Plan**

The Company has a 401(k) plan covering substantially all of its employees. The Company may contribute an amount equal to 100% of the first 3% of the employee deferral and then 50% of the next 2% of the employee deferral. The Company's matching contribution, if any, is determined by the Board of Directors in its sole discretion.

**Income Taxes**

Income taxes are accounted for under the asset and liability method. Current income taxes are provided for based upon amounts estimated to be currently payable, for both federal and state income taxes. Deferred federal and state tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial statement and tax bases of existing assets and liabilities. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more likely than not." The effect of a change in the tax rate on deferred taxes is recognized in the period of the enactment date.

**Comprehensive Income**

Comprehensive income is segregated into net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available-for-sale, net of tax. Comprehensive income is presented in the Statements of Changes in Shareholders' Equity.

**Segment Reporting**

The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in the geographical region of Central New Jersey. Management makes operating decisions and assesses performance based on an ongoing review of the Company's consolidated financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

**Net Income Per Share**

Basic and diluted net income per share for the year ended December 31, 2007 was calculated by dividing the net income of $844,000 by the weighted average number of shares outstanding of 8,710,865 (as to the basic net income per share determination) and 9,132,772 (as to the diluted net income per share determination). Basic and diluted net income per share for the year ended December 31, 2006 was calculated by dividing the net income of $2.5 million by the weighted average number of shares outstanding of 8,655,137 (as to the basic net income per share determination) and 9,156,428 (as to the diluted net income per share determination). Basic and diluted net income per share for year ended December 31, 2005 was calculated by dividing the net income of $2.6 million by the weighted average number of shares outstanding of 8,549,322 (as to the basic net income per share determination) and 9,354,568 (as to the diluted net income per share determination). Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. Shares issued and shares reacquired during the period are weighted for the portion of the period that they were outstanding.

The following table reconciles shares outstanding for basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2007** | **2006** | **2005** |
| Average basic shares outstanding | 8,710,865 | 8,655,137 | 8,549,322 |
| Add effect of dilutive securities: | | | |
| Stock options | 421,907 | 500,991 | 805,246 |
| Average diluted shares outstanding | 9,132,772 | 9,156,428 | 9,354,568 |

Options to purchase 111,132 shares of common stock and 157,937 shares of common stock at a weighted average price of $10.39 per share and $9.00 per share, respectively, were outstanding and were not included in the computation of diluted earnings per share for the year ended December 31, 2007, because the option exercise price was greater than the average market price for the period.

Options to purchase 111,132 shares of common stock and 161,629 shares of common stock at a weighted average price of $10.39 per share and $9.00 per share, respectively, were outstanding and were not included in the computation of diluted earnings per share for the year ended December 31, 2006, because the option exercise price was greater than the average market price for the period.

**Intangible Assets**

Intangible assets of the Company consist of goodwill and core deposit premiums. Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis.

Core deposit premiums represent the intangible value of depositor relationships assumed in purchase acquisitions and are amortized on an accelerated basis over a period of ten years. The amortization of the core deposit premium is recorded as a component of operating expenses.

**Impairment**

Long-lived assets including goodwill and certain identifiable intangibles are periodically evaluated for impairment in value. Long-lived assets and deferred costs are typically measured whenever events or circumstances indicate that the carrying amount may not be recoverable. No such events have occurred during the periods reported. Certain identifiable intangibles and goodwill are evaluated for impairment at least annually utilizing the "market approach" as prescribed by SFAS No. 142, *Goodwill and Other Intangible Assets*. Asset impairment is recorded when required.

**Stock Based Compensation**

Effective January 1, 2006, the Company began recording compensation expense associated with stock options in accordance with SFAS No. 123(R), *Share-Based Payment*. Prior to January 1, 2006, the Company accounted for stock-based compensation related to stock options under the recognition and measurement principles of Accounting Principle Board Opinion No. 25; therefore, the Company measured compensation expense for its stock option plans using the intrinsic value method, that is, the excess, if any, of the fair market value of the Company's stock at the grant date over the amount required to be paid to acquire the stock, and provided the disclosures required by SFAS No. 123(R) and SFAS No. 148, *Accounting for Stock-Based Compensation*. The Company has adopted the modified prospective transition method provided by SFAS No. 123(R), and as a result, has not retroactively adjusted results from prior periods.

As a result of the adoption of SFAS No. 123(R), the Company has incurred no compensation expense related to the Company's stock compensation plans for the years ended December 31, 2007 and 2006, as no stock options were granted during 2007 or 2006 and all stock options were fully vested prior to January 1, 2006.

For stock options granted prior to the adoption of SFAS No. 123(R), the following table illustrates the pro forma effect on net income and earnings per share as if the Company had accounted for all employee stock options granted prior to January 1, 2006 under the fair value based accounting method of SFAS No. 123(R) (in thousands except per share data):

| | 2005 |
|---|---|
| **Net Income:** | |
| As reported | $ 2,632 |
| Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects | 882 |
| Pro forma | $ 1,750 |
| | |
| **Net income per share – basic:** | |
| As reported | $ 0.31 |
| Pro forma | $ 0.20 |
| | |
| **Net income per share – diluted:** | |
| As reported | $ 0.28 |
| Pro forma | $ 0.19 |

There were no new employee or director stock option grants during 2007 and 2006.

Effective January 1, 2005, Central Jersey Bancorp, formerly known as Monmouth Community Bancorp ("MCB"), and Allaire Community Bank consummated a combination in the form of a merger which resulted in the accelerated vesting of MCB options. The Company accounted for the accelerated vesting of MCB stock options in accordance with FIN 44, *Accounting for Certain Transactions involving Stock Compensation*, an interpretation of APB Opinion No. 25.

**Stock Appreciation Rights**

On January 31, 2006, the Company granted under its 2005 Equity Incentive Plan, 165,375 Stock Appreciation Rights ("SARS") (93,712 were granted to employees and 71,663 were granted to directors), each with an exercise price of $9.87. These SARS can only be settled in cash. The SARS vest over a four year period and expire February 1, 2016.

The fair value of SARS granted was estimated on December 31, 2007 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $7.95, dividend yield of 0%; expected volatility of 41.17%; risk free interest rate of 3.45%; and expected lives of seven years. These SARS had a fair value of approximately $3.35 per share at December 31, 2007. The Company recorded, as a component of salaries and employee benefits expense, share based payment expense of approximately $80,000, net of tax, related to the granting of SARS during the year ended December 31, 2007. As of December 31, 2007, total unvested compensation expense was approximately $279,000 (pre-tax) and will vest over 25 months.

The fair value of SARS granted was estimated on December 31, 2006 using the Black-Scholes option pricing model with the following weighted-average assumptions used: stock price $7.90, dividend yield of 0%; expected volatility of 41.17%; risk free interest rate of 4.70%; and expected lives of seven years. These SARS had a fair value of approximately $3.51 per share at December 31, 2006. The Company recorded, as a component of salaries and employee benefits expense, share based payment expense of approximately $80,000, net of tax, related to the granting of SARS during the year ended December 31, 2006. As of December 31, 2006, total unvested compensation expense was approximately $433,000 (pre-tax) and will vest over 37 months.

A summary of the status of the Company's SARS as of December 31, 2007 and 2006, is presented below:

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| | SARS | Weighted average exercise price | SARS | Weighted average exercise price |
| Outstanding at beginning of year | 159,862 | $ 9.87 | -- | -- |
| Granted | -- | -- | 165,375 | $ 9.87 |
| Forfeited | -- | -- | (5,513) | $ 9.87 |
| Exercised | -- | -- | -- | -- |
| Outstanding at period end | 159,862 | $ 9.87 | 159,862 | $ 9.87 |
| SARS exercisable at period end | -- | -- | -- | -- |
| Weighted average fair value of SARs granted | $ 3.35 | | $ 3.51 | |

**Reclassifications**

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation.

**(2) Strategic Business Combination**

On January 1, 2005, Central Jersey Bancorp completed its strategic business combination transaction with Allaire Community Bank, a New Jersey state-chartered bank, pursuant to which Allaire Community Bank became a wholly-owned bank subsidiary of Central Jersey Bancorp. On the effective date of the combination, the name of the holding company was changed from Monmouth Community Bancorp to Central Jersey Bancorp. In addition, as part of the combination, each outstanding share of common stock of Allaire Community Bank was exchanged for one share of Central Jersey Bancorp common stock.

The combination was accounted for as a purchase and the excess cost over the fair value of net assets acquired ("goodwill") in the transaction was $26.9 million. Under the provisions of SFAS No. 142, goodwill is not being amortized in connection with this transaction and the goodwill will not be deductible for income tax purposes. The Company also recorded a core deposit intangible of $3.8 million in connection with the combination, which is being amortized on an accelerated basis over 10 years. The amortization of premiums and discounts resulting from the fair value adjustments of assets and liabilities may have a material impact on the Company's results of operations in future periods.

The following table presents data with respect to the fair values of assets and liabilities acquired in the combination with Allaire Community Bank (in thousands):

| | January 1, 2005 |
|---|---|
| **Assets:** | |
| Cash and due from banks | $ 6,886 |
| Securities | 65,960 |
| Loans, net | 119,753 |
| Fixed assets | 3,536 |
| Other assets | 2,458 |
| Bank owned life insurance | 3,227 |
| Core deposit intangible | 3,785 |
| Goodwill | 27,229 |
| Total assets | $232,834 |
| **Liabilities:** | |
| Deposits | $169,879 |
| Borrowings | 14,903 |
| Other liabilities | 1,752 |
| Total liabilities | 186,534 |
| Net assets acquired | $ 46,300 |

The net deferred tax asset resulting from adjustments of net assets acquired, including the creation of the core deposit intangible, amounted to $72,000.

The computation of the purchase price, the allocation of the purchase price to net assets of Allaire Community Bank based on their respective values as of January 1, 2005 and the resulting amount of goodwill are presented below (dollars in thousands, except per share amounts):

| | |
|---|---|
| Common shares outstanding of Allaire Community Bank | 1,996,140 |
| Percentage exchanged for Central Jersey Bancorp common stock | 100% |
| Allaire common shares exchanged for Central Jersey Bancorp common stock | 1,996,140 |
| Exchange ratio | 1.00 |
| Central Jersey Bancorp common stock issued | 1,996,140 |
| Market price per share of Central Jersey Bancorp common stock | $ 19.94 |
| Total purchase price of Allaire Community Bank | 39,803 |
| Total common stockholders' equity of Allaire Community Bank | 16,031 |
| Excess of purchase price over carrying value of assets acquired | $ 23,772 |
| Purchase accounting adjustments related to assets and liabilities acquired: | |
| Transaction costs | 1,677 |
| Tax effect of transaction costs (at 34%) | (578) |
| Securities held-to-maturity | 219 |
| Securities available-for-sale | 291 |
| Loans | (388) |
| Lease termination cost | 766 |
| Buildings | (350) |
| Time deposits | (16) |
| Collateralized borrowings | 3 |
| Stock options | 4,700 |
| Tax effect of fair value adjustments (at 34%) | (866) |
| Core deposit intangible | (3,785) |
| Tax effect of core deposit intangible (at 34%) | 1,512 |
| Goodwill | $ 26,957 |

### (3) Cash and Due from Banks

As of December 31, 2007, the Company was not required to maintain any reserve balances.

### (4) Investment Securities

The amortized cost, gross unrealized gains and losses, and market value of investment securities held-to-maturity and securities available-for-sale at December 31, 2007 and 2006 are as follows (in thousands):

| 2007 | Amortized cost | Gross unrealized gains | Gross unrealized losses | Market value |
|---|---|---|---|---|
| Investment securities held-to-maturity: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 10,690 | $ 13 | $ 38 | $ 10,665 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 6,740 | 27 | 53 | 6,714 |
| Total | $ 17,430 | $ 40 | $ 91 | $ 17,379 |
| Investment securities available-for-sale: | | | | |
| Mortgage-backed securities of U.S. Government sponsored agencies | 109,452 | 1,400 | 38 | 110,814 |
| Other debt securities | 4,010 | -- | - - | 4,010 |
| Total | $113,462 | $ 1,400 | $ 38 | $ 114,824 |

| 2006 | Amortized cost | Gross unrealized gains | Gross unrealized losses | Market value |
|---|---|---|---|---|
| Investment securities held-to-maturity: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 12,673 | $ -- | $ 192 | $ 12,481 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 8,147 | 15 | 189 | 7,973 |
| Total | $ 20,820 | $ 15 | $ 381 | $ 20,454 |
| Investment securities available-for-sale: | | | | |
| Obligations of U.S. Government sponsored agencies | $ 73,782 | $ 23 | $ 1,414 | $ 72,391 |
| Mortgage-backed securities of U.S. Government sponsored agencies | 23,642 | -- | 876 | 22,766 |
| Other debt securities | 578 | 2 | -- | 580 |
| Total | $ 98,002 | $ 25 | $ 2,290 | $ 95,737 |

The amortized cost and market value of investment securities held-to-maturity and investment securities available-for-sale at December 31, 2007 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized cost | Market value |
|---|---|---|
| Investment securities held-to-maturity: | | |
| Due in one year or less | $ 1,998 | $ 1,986 |
| Due after one year through fifth year | 6,026 | 5,993 |
| Due after fifth year through tenth year | 3,962 | 3,944 |
| Due after tenth year | 5,444 | 5,456 |
| Total | $ 17,430 | $ 17,379 |
| Investment securities available-for-sale: | | |
| Due in one year or less | $ 6,011 | $ 6,001 |
| Due after one year through fifth year | 2,653 | 2,625 |
| Due after fifth year through tenth year | 21,583 | 21,982 |
| Due after tenth year | 83,215 | 84,216 |
| Total | $ 113,462 | $ 114,824 |

Proceeds from the sale of investment securities available-for-sale during 2007 were $88.6 million, resulting in gross gains and gross losses of $87,000 and $1.96 million, respectively. There were no sales of investment securities in 2006 or 2005.

During 2007, the Company recorded an other-than-temporary impairment charge of $1.96 million, pre-tax, related to a reduction in the market value of investment securities available-for-sale. Prior to the charge, the impairment was considered temporary and was recorded as an unrealized loss on investment securities available-for-sale and reflected as a reduction of equity, net of tax, through accumulated other comprehensive income.

At December 31, 2007 and 2006, there were $86.9 million and $107.3 million, respectively, of investment securities pledged as collateral for short term borrowings, to secure public funds or for any other purposes required by law.

Gross unrealized losses on both investment securities held-to-maturity and investment securities available-for-sale and their fair values, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006, were as follows (in thousands):

| 2007 Investment securities | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Unrealized losses | Market value | Unrealized losses | Market value | Unrealized losses | Market value |
| U.S. Government sponsored agencies | $ 25 | $ 6,516 | $ 13 | $ 2,235 | $ 38 | $ 8,751 |
| Mortgage-backed securities | 1 | 190 | 90 | 10,034 | 91 | 10,224 |
| Total | $ 26 | $ 6,706 | $ 103 | $ 12,269 | $ 129 | $ 18,975 |

| 2006 Investment securities | Less than 12 months | | 12 months or more | | Total | |
|---|---|---|---|---|---|---|
| | Unrealized losses | Market value | Unrealized losses | Market value | Unrealized losses | Market value |
| U.S. Government sponsored agencies | $ 2 | $ 485 | $ 1,604 | $ 82,470 | $ 1,606 | $ 82,955 |
| Mortgage-backed securities | -- | -- | 1,065 | 29,538 | 1,065 | 29,538 |
| Total | $ 2 | $ 485 | $ 2,669 | $ 112,008 | $ 2,671 | $ 112,493 |

*U.S. Government sponsored agencies* – The unrealized losses in U.S. Government sponsored agencies were caused by general interest rate increases. Since the decrease in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these securities until a market price recovery or maturity, these securities are not considered other-than-temporarily impaired.

*Mortgage-backed securities* – The unrealized losses on mortgage-backed securities were caused by general interest rate increases. Fannie Mae and Freddie Mac guarantee the contractual cash flows of these investment securities. Since the decrease in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these securities until a market price recovery or maturity, these investment securities are not considered other-than-temporarily impaired.

## (5) Loans

Loans at December 31, 2007 and 2006 are summarized as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Commercial and industrial loans | $ 29,371 | $ 35,476 |
| Real estate loans – commercial | 240,256 | 237,015 |
| 1-4 family real estate loans | 3,822 | 4,182 |
| Home equity and second mortgages | 37,832 | 35,573 |
| Consumer loans | 3,654 | 2,857 |
| Subtotal | 314,935 | 315,103 |
| Net deferred fees | 238 | 219 |
| Less allowance for loan losses | 3,408 | 3,229 |
| Net loans | $311,765 | $312,093 |
| Loans held-for-sale | $ 658 | $ 242 |

A substantial portion of the Company's loans are secured by real estate and made to borrowers located in New Jersey, primarily in Monmouth and Ocean Counties. Accordingly, as with most financial institutions in the Company's market area, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in the market area.

Activity in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 is summarized as follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Balance, beginning of year | $ 3,229 | $ 3,175 | $ 1,638 |
| Allaire Community Bank combination | -- | -- | 1,203 |
| Provision charged to expense | 165 | 500 | 426 |
| Charge-offs | (88) | (455) | (92) |
| Recoveries | 102 | 9 | -- |
| Balance, end of year | $ 3,408 | $ 3,229 | $ 3,175 |
| Ratio of allowance for loan losses to total loans | 1.08% | 1.02% | 1.02% |

At December 31, 2007, 2006 and 2005, the Company had non-accrual loans totaling $214,000, $91,000 and $79,000, respectively, and no impaired loans. There were no loans ninety days or greater past due and still accruing interest at December 31, 2007, 2006 or 2005. If the non-accrual loans had performed in accordance with their original terms, interest income would have increased by $4,359, $477 and $6,365, for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, there were no commitments to lend additional funds to borrowers whose loans are non-accrual.

In the ordinary course of business to meet the financial needs of the Company's customers, the Company is party to financial instruments with off-balance sheet risk. These financial instruments include unused lines of credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments express the extent of involvement the Company has in each category of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the above-mentioned financial instruments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The contract or notional amount of financial instruments which represent credit risk at December 31, 2007 and 2006 is as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Standby letters of credit | $ 1,361 | $ 1,478 |
| Outstanding loan and credit line commitments | $ 77,689 | $ 62,705 |

Standby letters of credit are conditional commitments issued by the Company which guarantee performance by a customer to a third party. The credit risk and underwriting procedures involved in issuing letters of credit are essentially the same as that involved in extending loan facilities to customers. All of Central Jersey Bank, N.A.'s outstanding standby letters of credit are performance standby letters within the scope of the Financial Accounting Standards Board ("FASB") Interpretation No. 45. These are irrevocable undertakings by Central Jersey Bank, N.A., as guarantor, to make payments in the event a specified third party fails to perform under a non-financial contractual obligation. Most of Central Jersey Bank, N.A.'s performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments Central Jersey Bank, N.A. could be required to make equals the face amount of the letters of credit shown above. Central Jersey Bank, N.A.'s liability for performance standby letters of credit was immaterial at December 31, 2007 and 2006.

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. Outstanding loan commitments generally have a fixed expiration date of one year or less, except for home equity loan commitments which generally have an expiration date of up to 15 years. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based upon management's credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2007 and 2006, loans to officers, directors and related parties amounted to approximately $4.1 million and $4.5 million, respectively. During the years ended December 31, 2007 and 2006, $757,000 and $93,000, respectively, in new loans to officers, directors and related parties were originated and repayments totaled approximately $1.2 million and $289,000, respectively.

## (6) Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Land | $ 1,074 | $ 1,074 |
| Buildings and improvements | 1,367 | 1,374 |
| Leasehold improvements | 2,985 | 3,615 |
| Equipment | 3,985 | 3,899 |
| Auto | 50 | 50 |
| | 9,461 | 10,012 |
| Accumulated depreciation and amortization | (4,835) | (4,655) |
| | $ 4,626 | $ 5,357 |

Depreciation and amortization expense amounted to $705,000, $842,000 and $736,000 in 2007, 2006 and 2005, respectively. As a result of the closing of two branch offices during the third quarter of 2007, the Company recorded during the year ended December 31, 2007 one-time charges for abandonment of leasehold improvements totaling $137,000, pre-tax, and lease payment accruals totaling $53,000, pre-tax (included in net occupancy expense), in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

## (7) Intangible Assets

Intangible assets at December 31, 2007 and 2006 are summarized as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Goodwill | $ 26,957 | $ 26,957 |
| Core deposit intangible | 1,926 | 2,478 |
| Total | $ 28,883 | $ 29,435 |

Amortization expense of intangible assets for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Core deposit intangible amortization | $ 552 | $ 619 | $ 688 |

Scheduled amortization of core deposit intangibles for each of the next five years is as follows (in thousands):

| | |
|---|---|
| 2008 | $ 482 |
| 2009 | 413 |
| 2010 | 344 |
| 2011 | 275 |
| 2012 | 206 |

## (8) Deposits

Interest-bearing deposits at December 31, 2007 and 2006 consist of the following (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Savings, N.O.W. and money market accounts | $187,354 | $202,650 |
| Certificates of deposit less than $100,000 | 80,587 | 75,842 |
| Certificates of deposit of $100,000 or more | 61,394 | 65,303 |
| Total | $329,335 | $343,795 |

At December 31, 2007, certificates of deposit mature as follows: 2008 - $132.5 million; 2009 - $8.9 million; 2010 - $344,000; 2011 - $176,000; and 2012 - $14,000.

Interest expense on deposits for the years ended December 31, 2007, 2006 and 2005 is summarized as follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Savings, N.O.W. and money market accounts | $5,513 | $4,762 | $2,719 |
| Certificates of deposit | 7,084 | 5,998 | 3,896 |

## (9) Borrowings

Borrowed funds at December 31, 2007 and 2006 are summarized as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Other borrowings | $24,564 | $17,099 |
| Total | $24,564 | $17,099 |

Borrowings were $24.6 million at December 31, 2007, as compared to $17.1 million at December 31, 2006. These borrowings, which are short term in nature, were used to fund interest-earning assets during the years ended December 31, 2007 and 2006. Borrowings typically include wholesale borrowing arrangements as well as arrangements with deposit customers of Central Jersey Bank, N.A. to sweep funds into short-term borrowings. Central Jersey Bank, N.A. uses investment securities to pledge as collateral for the repurchase agreements. At December 31, 2007 and 2006, Central Jersey Bank, N.A. had unused lines of credit with the FHLB of $8.9 million and $51.6 million, respectively.

## (10) Subordinated Debentures

In March 2004, MCBK Capital Trust I, a special purpose business trust of Central Jersey Bancorp, issued an aggregate of $5.0 million of trust preferred securities to ALESCO Preferred Funding III, a pooled investment vehicle. Sandler O'Neill & Partners, L.P. acted as placement agent in connection with the offering of the trust preferred securities. The securities issued by MCBK Capital Trust I are fully guaranteed by Central Jersey Bancorp with respect to distributions and amounts payable upon liquidation, redemption or repayment. These securities have a floating interest rate equal to the three-month LIBOR plus 285 basis points, which resets quarterly. The securities mature on April 7, 2034 and may be called at par by Central Jersey Bancorp any time after April 7, 2009. These securities were placed in a private transaction exempt from registration under the Securities Act of 1933, as amended.

The entire proceeds to MCBK Capital Trust I from the sale of the trust preferred securities were used by MCBK Capital Trust I in order to purchase $5.1 million of subordinated debentures from Central Jersey Bancorp. The subordinated debentures bear a variable interest rate equal to LIBOR plus 285 basis points. Although the subordinated debentures are treated as debt of Central Jersey Bancorp, they currently qualify as Tier I Capital investments, subject to the 25% limitation under risk-based capital guidelines of the Federal Reserve. The portion of the trust preferred securities that exceeds this limitation qualifies as Tier II Capital of Central Jersey Bancorp. At December 31, 2007, $5.0 million of the trust preferred securities qualified for treatment as Tier I Capital. Central Jersey Bancorp is using the proceeds it received from the subordinated debentures to support the general balance sheet growth of Central Jersey Bancorp and to maintain Central Jersey Bank, N.A.'s required regulatory capital ratios.

On March 1, 2005, the Federal Reserve adopted a final rule that allows the continued inclusion of outstanding and prospective issuances of trust preferred securities in the Tier I Capital of bank holding companies, subject to stricter quantitative limits and qualitative standards. The new quantitative limits become effective after a five-year transition period ending March 31, 2009. Under the final rules, trust preferred securities and other restricted core capital elements are limited to 25% of all core capital elements. Amounts of restricted core capital elements in excess of these limits may be included in Tier II Capital. At December 31, 2007, the only restricted core capital element owned by Central Jersey Bancorp is trust preferred securities. Central Jersey Bancorp believes that its trust preferred issues qualify as Tier I Capital. However, in the event that the trust preferred issues do not qualify as Tier I Capital, Central Jersey Bank, N.A. would remain well capitalized.

**(11) Other-Than-Temporary Impairment**

During 2007, Central Jersey Bancorp executed a balance sheet restructuring strategy involving approximately $88.6 million of investment securities held in the available-for-sale investment portfolio. The restructuring resulted in a one-time pre-tax impairment charge of approximately $1.96 million, which was reflected in Central Jersey Bancorp's consolidated financial statements for the three months ended March 31, 2007. Available-for-sale investment securities, consisting primarily of lower yielding fixed rate callable agency investment securities were sold during the second quarter of 2007 and replaced with higher yielding investment securities with a comparable to modestly shorter aggregate weighted average life. The market value loss that these investment securities carried at March 31, 2007, was recorded as an other-than-temporary impairment since Central Jersey Bancorp did not have the intent to hold these securities to recovery. The investment securities the Company identified as impaired were primarily fixed rate government sponsored agency bonds that either had a below market interest rate coupon or a longer than desired maturity term. Central Jersey Bancorp realized a gain on the sale of available-for-sale securities of $87,000, pre-tax, in conjunction with the balance sheet restructuring during the year ended December 31, 2007.

The Company's effective tax rate of 56.8% for the year ended December 31, 2007, resulted from the fact that the majority of the investment securities for which the previously-mentioned $1.96 million other-than-temporary impairment was recorded were held by CJB Investment Company, a wholly-owned subsidiary of Central Jersey Bank, N.A. A full valuation allowance was recorded for the deferred tax assets associated with the impairment of the investment securities sold by CJB Investment Company. The impairment of the investment securities at the investment company level was considered a capital loss for tax purposes while the impairment of the investment securities held by Central Jersey Bank, N.A. was considered an ordinary loss for tax purposes. CJB Investment Company does not, at this time, have the ability to generate capital gains and utilize the capital losses and thus a full valuation allowance was required for the deferred tax assets associated with the investment company's available-for-sale securities which were identified as other-than-temporarily impaired.

## (12) Income Taxes

Components of income tax expense for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current income tax expense: | | | |
| Federal | $ 1,640 | $ 1,640 | $ 1,451 |
| State | 285 | 266 | 199 |
| | 1,925 | 1,906 | 1,650 |
| Deferred income tax expense (benefit) | | | |
| Federal | (614) | (386) | (145) |
| State | (201) | (92) | (44) |
| | (815) | (478) | (189) |
| | $ 1,110 | $ 1,428 | $ 1,461 |

A reconciliation between the reported income taxes and income taxes which would be computed by applying the normal federal income tax rate of 34% to income before taxes follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal income tax | $ 664 | $ 1,324 | $ 1,392 |
| State income tax effect, net of federal tax effect | 56 | 114 | 102 |
| Bank-owned life insurance | (40) | (37) | (38) |
| Valuation reserve | 417 | -- | -- |
| Meals and entertainment | 6 | 5 | 4 |
| Other | 7 | 22 | 1 |
| Provision charged to expense | $ 1,110 | $ 1,428 | $ 1,461 |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 1,344 | $ 1,273 |
| Impaired investment securities | 702 | -- |
| New Jersey NOL carry forwards | 52 | 36 |
| Allowance for uncollected interest | 120 | 38 |
| Unrealized loss – securities available-for-sale | -- | 855 |
| Net purchase accounting adjustments | 240 | 169 |
| Depreciation | 371 | 82 |
| AMA | 4 | 4 |
| Stock options / SARS | 102 | 51 |
| Other | 3 | 3 |
| Gross deferred tax asset | 2,938 | 2,511 |
| Less: valuation reserve | (515) | (36) |
| Deferred tax assets, net | 2,423 | 2,475 |
| Deferred tax liabilities: | | |
| Deferred loan costs | 95 | 95 |
| Discount accretion | -- | 11 |
| Unrealized gain - securities available-for-sale | 514 | -- |
| Gross deferred tax liabilities | 609 | 106 |
| Net deferred tax assets | $ 1,814 | $ 2,369 |

Based upon current facts concerning taxes paid in the carryback period and projections of future taxable income, management has determined that it is more likely than not that the deferred tax assets will be realized, except for certain New Jersey net operating losses by Central Jersey Bancorp and the impairment of investment securities, for which management has reserved against these deferred tax assets. However, there can be no assurances about the level of future earnings.

As of January 1, 2007, there were no amounts recorded for unrecognized tax benefits or for the payment of interest or penalties. Furthermore, no amounts were accrued for the year ended December 31, 2007. The tax years that remain subject to examination are 2006, 2005 and 2004 for federal and state tax purposes and 2003 for state tax purposes only. Accruals of interest and penalties related to unrecognized tax benefits, when applicable, are recognized in income tax expense.

## (13) Branch Office Closings

Effective September 14, 2007, Central Jersey Bancorp closed two of its branch offices – Highway 35, Neptune City and Highway 33, Neptune Township. The customer relationships from both of these branch offices were transferred to the West Sylvania, Neptune City branch office. As a result of the closing of these two branch offices, the Company recorded during the year ended December 31, 2007 one-time charges for abandonment of leasehold improvements totaling $137,000, pre-tax, and lease payment accruals totaling $53,000, pre-tax (included in net occupancy expense), in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. In addition, for the year ended December 31, 2007, the Company recorded $35,000, pre-tax (included in salaries and employee benefits expense), in one-time employee termination expenses related to the branch office consolidations in accordance with SFAS No. 146.

**(14) Commitments and Contingencies**

At December 31, 2007, the Company was obligated under non-cancelable lease agreements for 12 premises. The leases provide for increased rentals based upon increases in real estate taxes and the cost of living index. Minimum rental payments under the terms of these leases are as follows (in thousands):

| | |
|---|---|
| 2008 | $ 1,128 |
| 2009 | 1,014 |
| 2010 | 819 |
| 2011 | 699 |
| 2012 and thereafter | 2,782 |
| Total | $6,442 |

Total rent expense was $846,000, $769,000 and $785,000 in 2007, 2006 and 2005, respectively.

**Litigation**

Central Jersey Bank, N.A. may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. Central Jersey Bank, N.A. may also have various commitments and contingent liabilities which are not reflected in the accompanying consolidated balance sheets.

**Related Party Transactions**

The Company leases administrative office space at 6 West End Court, Long Branch, New Jersey. Certain members of the Board of Directors of Central Jersey Bancorp hold an ownership interest in the leased property. The negotiations with respect to the leased space were conducted at arms-length and the lease amount to be paid by Central Jersey Bank, N.A. was determined by an independent appraiser to be at fair market value. Total lease payments for 2007, 2006 and 2005 were $61,000, $55,000 and $55,000, respectively.

**(15) Regulatory Matters**

Subject to applicable law, the Board of Directors of Central Jersey Bank, N.A. may provide for the payment of cash dividends. Prior approval of the OCC is required to the extent that the total of all cash dividends to be declared by Central Jersey Bank, N.A. in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years less any transfers to capital surplus.

Central Jersey Bank, N.A. and Central Jersey Bancorp are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Central Jersey Bank, N.A. and Central Jersey Bancorp must meet specific capital guidelines that involve quantitative measures of Central Jersey Bank, N.A.'s and Central Jersey Bancorp's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution categorized as "undercapitalized" or worse is subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on asset growth and executive compensation and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution by the applicable regulatory agencies, including requirements to raise additional capital, sell assets or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within ninety days. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio, as defined, of 2% or less.

To be considered "well capitalized," an institution must generally have a leverage ratio (Tier 1 capital to total assets) of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. Management believes that, as of December 31, 2007 and 2006, Central Jersey Bank, N.A. and Central Jersey Bancorp meet all capital adequacy requirements of their regulators. Further, the most recent regulatory notification categorized Central Jersey Bank, N.A. and Central Jersey Bancorp as well-capitalized under the prompt corrective action regulations.

The following is a summary of Central Jersey Bank, N.A.'s and Central Jersey Bancorp's actual capital amounts and ratios as of December 31, 2007 and 2006, compared to the minimum capital adequacy requirements and the requirements for classification as a "well-capitalized" institution (dollars in thousands):

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** | **2007** | **2006** |
| Central Jersey Bank, N.A. | 9.34% | 8.47% | 12.94% | 11.81% | 13.93% | 12.72% |
| "Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| "Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** | **2007** | **2006** |
| Central Jersey Bank, N.A. | $ 44,696 | $ 41,547 | $ 44,696 | $ 41,547 | $ 48,104 | $ 44,776 |
| "Adequately capitalized" institution (under federal regulations) | 19,143 | 19,625 | 13,817 | 14,077 | 27,634 | 28,154 |
| "Well capitalized" institution (under federal regulations) | 23,929 | 24,531 | 20,726 | 21,116 | 34,543 | 35,194 |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Central Jersey Bancorp | 9.08% | 8.38% | 12.74% | 11.71% | 13.73% | 12.62% |
| "Adequately capitalized" institution (under federal regulations) | 4.00% | 4.00% | 4.00% | 4.00% | 8.00% | 8.00% |
| "Well capitalized" institution (under federal regulations) | 5.00% | 5.00% | 6.00% | 6.00% | 10.00% | 10.00% |

| | Tier I Capital to Average Assets Ratio (Leverage Ratio) | | Tier I Capital to Risk Weighted Asset Ratio | | Total Capital to Risk Weighted Asset Ratio | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Central Jersey Bancorp | $ 43,835 | $ 41,110 | $ 43,835 | $ 41,110 | $ 47,243 | $ 44,339 |
| "Adequately capitalized" institution (under federal regulations) | 19,305 | 19,616 | 13,766 | 14,048 | 27,531 | 28,097 |
| "Well capitalized" institution (under federal regulations) | 24,131 | 24,520 | 20,649 | 21,073 | 34,414 | 35,121 |

## (16) Benefit Plans

### *Stock Option Plan*

In 2000, the Company established an Employee and Director Stock Option Plan (the "Plan"). As of December 31, 2007, stock options to purchase in aggregate up to 1,343,186 shares of the Company's common stock were outstanding. During 2007, 2006 and 2005, no options were granted. Effective January 1, 2005, as a result of the combination with Allaire Community Bank, all outstanding options granted under the Plan became fully vested. The Company does not anticipate granting any further stock options under the Plan.

In addition, as a result of the combination with Allaire Community Bank, options to purchase 801,728 shares of Allaire Community Bank common stock were converted into options to purchase 801,728 shares of Central Jersey Bancorp common stock, all of which are fully vested. A summary of the status of the Company's stock options as of and for the years ended December 31, 2007, 2006 and 2005 is presented below:

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted average exercise price | Shares | Weighted average exercise price | Shares | Weighted average exercise price |
| Outstanding at beginning of year | 1,429,803 | $ 4.94 | 1,584,142 | $ 5.00 | 857,270 | $ 6.21 |
| Allaire Community Bank combination | -- | -- | -- | -- | 801,728 | 3.58 |
| Granted | -- | -- | -- | -- | -- | -- |
| Forfeited | (7,394) | 6.54 | (41,189) | 8.87 | (908) | 6.62 |
| Exercised | (79,223) | 3.52 | (113,150) | 4.35 | (73,948) | 3.56 |
| Outstanding at end of year | 1,343,186 | 5.01 | 1,429,803 | 4.94 | 1,584,142 | 5.00 |
| Options exercisable at year end | 1,343,186 | 5.01 | 1,429,803 | 4.94 | 1,584,142 | 5.00 |
| Weighted average fair value of options granted during the year | | $ -- | | $ -- | | $ -- |

No additional compensation expense is projected for future years on stock options outstanding at December 31, 2007.

The following table summarizes information about stock options outstanding at December 31, 2007:

**Options Outstanding and Exercisable**
**December 31, 2007**

| Number outstanding | Exercisable | Weighted average remaining contractual life | Range of exercise prices |
|---|---|---|---|
| 163,407 | 163,407 | 29 Months | $ 2.86 – 2.86 |
| 356,668 | 356,668 | 35 Months | $ 3.11 – 3.81 |
| 375,947 | 375,947 | 42 Months | $ 4.01 – 4.11 |
| 113,487 | 113,487 | 62 Months | $ 5.22 – 5.22 |
| 333,677 | 333,677 | 78 Months | $ 7.93 – 10.39 |

The aggregate intrinsic value for stock options outstanding and stock options exercisable at December 31, 2007 is $3.9 million for both, based upon a market price of $7.95 per share and a weighted average exercise price of $5.01 per share. The aggregate intrinsic value of stock options exercised during 2007, 2006 and 2005 was $355,000, $701,000 and $566,000, respectively. There were no stock options granted during 2007, 2006 or 2005.

### *401(k) Plan*

The Company has a 401(k) plan covering substantially all of its employees. The Company may contribute an amount equal to 100% of the first 3% of the employee deferral and then 50% of the next 2% of the employee deferral. The Company's matching contribution, if any, is determined by the Board of Directors in its sole discretion. The Company's aggregate contributions to the 401(k) Plan for 2007, 2006 and 2005 were $147,000, $163,000 and $152,000, respectively.

## (17) Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate such value:

### *Cash and Cash Equivalents*

As cash and cash equivalents are short-term in nature, the carrying amount was considered to be a reasonable estimate of fair value.

### *Investment Securities*

To determine fair value, investment securities were valued based upon an independent pricing service, if available. If a quoted market price was not available, fair values were estimated using quoted market prices for similar securities.

### *Loans and Loans Held-for-Sale*

Fair values were estimated for portfolios of performing loans with similar characteristics. The fair value of other performing loan types was estimated by discounting total future cash flows using market discount rates that reflect the credit and interest rate risk inherent in the loan.

### *Commitments to Extend Credit*

The majority of Central Jersey Bank, N.A.'s commitments to extend credit carry current market rates if converted to loans. Therefore, the estimated fair value is approximated by the recorded deferred fee amounts. Such amounts are immaterial to the consolidated financial statements of the Company and, therefore, are not separately disclosed.

### *Deposit Liabilities*

The fair value of demand, savings, N.O.W. and money market deposits is the amount payable on demand at December 31, 2007 and 2006. The fair value of certificates of deposit was based on the discounted value of contractual cash flows. The discount rate was estimated utilizing the rates currently offered for deposits of similar remaining maturities.

### *Subordinated Debentures*

The fair value of the subordinated debentures is assumed to approximate book value since the securities are variable rate.

### *Borrowings*

The fair value of borrowings is assumed to approximate book value since the borrowings are variable rate.

### *Limitations*

Fair value estimates were made at December 31, 2007 and 2006, based upon pertinent market data and relevant information on each financial instrument. These estimates do not include any premium or discount that could result from an offer to sell the Company's entire holdings of a particular financial instrument or category thereof at one time. Since no market exists for a substantial portion of the Company's financial instruments, fair value estimates were necessarily based on judgments with respect to future loss experience, current economic conditions, risk assessments of various financial instruments involving a myriad of individual borrowers, and other factors. Given the subjective nature of these estimates, the uncertainties surrounding them and other matters of significant judgment that must be applied, these fair value estimations cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates. Since these fair value approximations were made solely for the balance sheet financial instruments at December 31, 2007 and 2006, no attempt was made to estimate the value of anticipated future business or the value of non-financial statement assets or liabilities. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

The estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Book value | Fair value | Book value | Fair value |
| Financial Assets: | | | | |
| Cash and cash equivalents | $ 14,877 | $ 14,877 | $ 37,796 | $ 37,796 |
| Investment securities available-for-sale | 114,824 | 114,824 | 95,735 | 95,735 |
| Investment securities held-to-maturity | 17,430 | 17,379 | 20,820 | 20,454 |
| Loans, net | 311,765 | 312,292 | 312,093 | 322,596 |
| Loans held-for-sale | 658 | 658 | 242 | 242 |
| Due from broker | -- | -- | 3,527 | 3,527 |
| Financial Liabilities: | | | | |
| Deposits | 403,290 | 403,519 | 427,277 | 447,756 |
| Other borrowings | 24,564 | 24,564 | 17,099 | 17,099 |
| Subordinated debentures | $ 5,155 | $ 5,153 | $ 5,155 | $ 5,155 |

## (18) Condensed Financial Statements of Central Jersey Bancorp (Central Jersey Bancorp only)

The following information with respect to Central Jersey Bancorp (parent company only) should be read in conjunction with the notes to the consolidated financial statements (in thousands):

| Balance Sheets | 2007 | 2006 |
|---|---|---|
| Assets: | | |
| Investment in subsidiary | $ 73,535 | $ 72,252 |
| Total assets | 73,535 | 72,252 |
| Liabilities: | | |
| Other liabilities | 342 | 193 |
| Subordinated debentures | 5,155 | 5,155 |
| Total liabilities | 5,497 | 5,348 |
| Shareholders' Equity: | | |
| Common stock | 87 | 87 |
| Additional paid-in capital | 60,791 | 60,501 |
| Retained earnings | 7,160 | 6,316 |
| Total shareholders' equity | $ 68,038 | $ 66,904 |
| Total liabilities and shareholders' equity | $ 73,535 | $ 72,252 |

| Statements of Income | 2007 | 2006 | 2005 |
|---|---|---|---|
| Equity in undistributed earnings of the bank subsidiary | $ 1,283 | $ 2,895 | $ 2,972 |
| Interest expense on subordinated debt | (439) | (429) | (340) |
| Net income | $ 844 | $ 2,466 | $ 2,632 |

| Statements of Cash Flows | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash Flow From Operating Activities | | | |
| Net income | $ 844 | $ 2,466 | $ 2,632 |
| Less equity in undistributed earnings of the bank subsidiary | (1,283) | (2,895) | (2,972) |
| Increase (decrease) in other liabilities | 149 | (78) | 78 |
| Net cash used in operating activities | (290) | (507) | (262) |
| Cash Flow From Financing Activities | | | |
| Proceeds from issuance of common stock, net | 290 | 507 | 262 |
| Fractional shares paid in cash | -- | -- | -- |
| Proceeds from issuance of subordinated debt | -- | -- | -- |
| Net cash provided by financing activities | 290 | 507 | 262 |
| Cash and cash equivalents at beginning of period | -- | -- | -- |
| Cash and cash equivalents at the end of period | $ -- | $ -- | $ -- |

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Non cash investing activities: | | | |
| Fair value of assets acquired in Allaire Community Bank combination | $ -- | $ -- | $ 201,820 |
| Goodwill and core deposit intangible resulting from Allaire Community Bank combination | $ -- | $ -- | $ 31,014 |
| Liabilities assumed in Allaire Community Bank combination | $ -- | $ -- | $186,528 |
| Common stock issued in Allaire Community Bank combination | $ -- | $ -- | $ 39,803 |

## (19) Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets.* Prior thereto, SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, established, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. Under SFAS No. 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS No. 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS No. 156 was effective in the first fiscal year beginning after September 15, 2006 with earlier adoption permitted. Central Jersey Bancorp's adoption of SFAS No. 156 on January 1, 2007 did not have a material impact on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 establishes a recognition threshold and measurement for income tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 also prescribes a two-step evaluation process for tax positions. The first step is recognition and the second is measurement. For recognition, an enterprise judgmentally determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold it is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

Tax positions that meet the more-likely-than-not recognition threshold at the effective date of FIN 48 may be recognized, or continue to be recognized, upon adoption of this Interpretation. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year. FIN 48 was effective for fiscal years beginning after December 15, 2006. Central Jersey Bancorp's adoption of FIN 48 on January 1, 2007 did not have a material impact on its consolidated financial statements. As of January 1, 2007, there were no amounts recorded for unrecognized tax benefits or for the payment of interest or penalties. Furthermore, no amounts were accrued for the year ended December 31, 2007. The tax years that remain subject to examination are 2006, 2005 and 2004 for federal and state tax purposes and 2003 for state tax purposes only. Accruals of interest and penalties related to unrecognized tax benefits, when applicable, are recognized in income tax expense.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. This Statement applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. Earlier application is encouraged, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Central Jersey Bancorp's adoption of SFAS No. 157 did not have a material impact on its consolidated financial statements.

In September 2006, the Emerging Issues Task Force ("EITF") of the FASB discussed public comments received on two issues: (1) EITF Issue No. 06-4, *Accounting for Deferred Compensation and Post-Retirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*, and (2) EITF Issue 06-5, *Accounting for Purchases of Life Insurance -- Determining the Amount that could be Realized in Accordance with FASB Technical Bulletin 85-4 (Accounting for Purchases of Life Insurance)*. On September 7, the EITF agreed to clarify certain points based on public comments. The EITF reached a consensus that an employer should recognize a liability for future benefits under SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, or APB Opinion No. 12, *Omnibus Opinion – 1967, for an endorsement split-dollar life insurance arrangement subject to the EITF Issue No. 06-4*. This liability is to be based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. Early adoption is permitted as of the beginning of an entity's fiscal year. Entities should recognize the effects of applying the consensus on this issue as a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption. Retrospective application to all prior periods is permitted. Central Jersey Bancorp's adoption of EITF 06-4 did not have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Under this Statement, Central Jersey Bancorp may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, are not met.

SFAS No. 159 is effective for years beginning after November 15, 2007. Central Jersey Bancorp adopted SFAS No. 159 effective January 1, 2008, however, decided not to elect the fair value option permitted by SFAS No. 159.

**(20) Selected Quarterly Financial Data (Unaudited)**

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2007 and 2006, respectively.

| | 2007 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 7,398 | $ 7,729 | $ 7,792 | $ 7,569 |
| Interest expense | 3,371 | 3,587 | 3,544 | 3,280 |
| Net interest income | 4,027 | 4,142 | 4,248 | 4,289 |
| Provision for loan losses | 125 | 40 | -- | -- |
| Net interest income after provision for loan losses | 3,902 | 4,102 | 4,248 | 4,289 |
| Non-interest (loss) income | (1,568) | 509 | 417 | 425 |
| Non-interest expense | 3,651 | 3,445 | 3,703 | 3,571 |
| (Loss) income before income taxes | (1,317) | 1,166 | 962 | 1,143 |
| Income tax (benefit)/expense | (55) | 431 | 331 | 403 |
| Net (loss) income | $ (1,262) | $ 735 | $ 631 | $ 740 |
| (Loss) earnings per share: | | | | |
| Basic | $ (0.14) | $ 0.09 | $ 0.07 | $ 0.08 |
| Diluted | $ (0.14) | $ 0.08 | $ 0.07 | $ 0.08 |
| Weighted average shares outstanding: | | | | |
| Basic | 8,668,330 | 8,685,424 | 8,744,383 | 8,745,323 |
| Diluted | 8,668,330 | 9,155,322 | 9,154,818 | 9,139,034 |

| | 2006 Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (dollars in thousands, except per share data) | | | |
| Interest income | $ 7,064 | $ 7,321 | $ 7,444 | $ 7,590 |
| Interest expense | 2,799 | 2,979 | 3,225 | 3,453 |
| Net interest income | 4,265 | 4,342 | 4,219 | 4,137 |
| Provision for loan losses | 51 | 97 | 318 | 34 |
| Net interest income after provision for loan losses | 4,214 | 4,245 | 3,901 | 4,103 |
| Non-interest income | 480 | 423 | 422 | 415 |
| Non-interest expense | 3,541 | 3,594 | 3,647 | 3,527 |
| Income before income taxes | 1,153 | 1,074 | 676 | 991 |
| Income taxes | 428 | 399 | 239 | 362 |
| Net income | $ 725 | $ 675 | $ 437 | $ 629 |
| Earnings per share: | | | | |
| Basic | $ 0.08 | $ 0.08 | $ 0.05 | $ 0.07 |
| Diluted | $ 0.08 | $ 0.07 | $ 0.05 | $ 0.07 |
| Weighted average shares outstanding: | | | | |
| Basic | 8,610,316 | 8,675,672 | 8,675,672 | 8,667,281 |
| Diluted | 9,252,069 | 9,175,796 | 9,156,902 | 9,130,682 |

## INDEX OF EXHIBITS

| Exhibit No. | Description of Exhibit |
|---|---|
| 2.1 | Plan of Acquisition of all of the outstanding stock of Monmouth Community Bank by Central Jersey Bancorp (formerly Monmouth Community Bancorp) (the "Registrant"), entered into as of March 16, 2000 by Monmouth Community Bank and the Registrant (Incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 2.2 | Agreement and Plan of Acquisition, dated as of June 30, 2004, by and between the Registrant and Allaire Community Bank ("Allaire"): Upon the request of the Securities and Exchange Commission, the Registrant agrees to furnish a copy of Exhibit A – Voting Agreement of Allaire Stockholders and Voting Agreement of the Registrant's Shareholders; Exhibit B – Allaire Affiliate Agreement, Exhibit C – Opinion of Giordano, Halleran & Ciesla, P.C., as counsel to the Registrant, and Exhibit D – Opinion of Frieri Conroy & Lombardo, LLC, as counsel to Allaire, and the following Schedules: Schedule 1.10(a) – Composition of the Registrant's Board of Directors; Schedule 1.10(b) – Composition of Allaire and Monmouth Community Bank Boards of Directors; Schedule 1.10(c) - Executive Officers of the Registrant, Allaire and Monmouth Community Bank; Schedule 3.02(a) – Stock Options (Allaire); Schedule 3.02(b) – Subsidiaries (Allaire); Schedule 3.08 – Absence of Changes or Events (Allaire); Schedule 3.09 – Loan Portfolio (Allaire); Schedule 3.10 – Legal Proceedings (Allaire); Schedule 3.11 – Tax Information (Allaire); Schedule 3.12(a) – Employee Benefit Plans (Allaire); Schedule 3.12(b) – Defined Benefit Plans (Allaire); Schedule 3.12(h) – Payments or Obligations (Allaire); Schedule 3.12(m) – Grantor or "Rabbi" Trusts (Allaire); Schedule 3.12(n) – Retirement Benefits (Allaire); Schedule 3.13(c) – Buildings and Structures (Allaire); Schedule 3.14(a) – Real Estate (Allaire); Schedule 3.14(b) – Leases (Allaire); Schedule 3.16(a) – Material Contracts (Allaire); Schedule 3.16(c) – Certain Other Contracts (Allaire); Schedule 3.16(d) – Effect on Contracts and Consents (Allaire); Schedule 3.18 – Registration Obligations (Allaire); Schedule 3.20 – Insurance (Allaire); Schedule 3.21(b) – Benefit or Compensation Plans (Allaire); Schedule 3.21(d) – Labor Relations (Allaire); Schedule 3.22 – Compliance with Applicable Laws (Allaire); Schedule 3.23 – Transactions with Management (Allaire); Schedule 3.25 – Deposits (Allaire); Schedule 4.02(a) – Stock Options (Registrant); Schedule 4.02(b) – Subsidiaries (Registrant); Schedule 4.08 – Absence of Changes or Events (Registrant); Schedule 4.09 – Loan Portfolio (Registrant); Schedule 4.10 – Legal Proceedings (Registrant); Schedule 4.11 – Tax Information (Registrant); Schedule 4.12(a) – Employee Benefit Plans (Registrant); Schedule 4.12(b) – Defined Benefit Plans (Registrant); Schedule 4.12(g) – Payments or Obligations (Registrant); Schedule 4.12(l) – Grantor or "Rabbi" Trusts |

| | |
|---|---|
| | (Registrant); Schedule 4.12(m) – Retirement Benefits (Registrant); Schedule 4.13(c) – Buildings and Structures; (Registrant) Schedule 4.14(a) and 4.14(b) – Real Estate and Leases (Registrant); Schedule 4.16(a) – Material Contracts (Registrant); Schedule 4.16(c) – Certain Other Contracts (Registrant); Schedule 4.16(d) – Effect on Contracts and Consents (Registrant); Schedule 4.18 – Registration Obligations (Registrant); Schedule 4.20 – Insurance (Registrant); Schedule 4.21(b) – Benefit or Compensation Plans (Registrant); Schedule 4.21(d) – Labor Relations (Registrant); Schedule 4.22 – Compliance with Applicable Laws (Registrant); Schedule 4.23 – Transactions with Management (Registrant); Schedule 4.25 – Deposits (Registrant); Schedule 6.18(a) – Notice of Deadlines (Allaire); and Schedule 6.18(b) – Notice of Deadlines (Registrant) (Incorporated by reference to Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004). |
| 3.1 | Certificate of Incorporation of the Registrant, as amended and restated on January 4, 2005 (Incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004). |
| 3.2 | By-laws of the Registrant, as amended and restated on January 1, 2005 (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004). |
| 4. | Specimen certificate representing the Registrant's common stock, par value $0.01 per share (Incorporated by reference to Exhibit 4 to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 10.1 | Registrant's Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-87352), effective July 23, 2002). |
| 10.2 | Indenture between Registrant and Wilmington Trust Company, dated March 25, 2004 (Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003). |
| 10.3 | Amended and Restated Declaration of Trust of MCBK Capital Trust I, dated March 25, 2004 (Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003). |
| 10.4 | Guarantee Agreement by Registrant and Wilmington Trust Company, dated March 25, 2004 (Incorporated by reference to Exhibit 12 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003). |
| 10.5* | Change of Control Agreement, dated as of August 1, 2006, between the Registrant and Robert S. Vuono (Incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K, dated August 1, 2006). |

| | |
|---|---|
| 10.5.1* | Amendment No. 1 to Change of Control Agreement, dated as of February 21, 2007, between the Registrant and Robert S. Vuono. |
| 10.6* | Change of Control Agreement, dated as of January 1, 2005, between the Registrant and Robert K. Wallace (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004). |
| 10.7* | Severance Agreement, dated as of January 1, 2005, between the Registrant and Carl F. Chirico (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004). |
| 10.8* | Change of Control Agreement, dated as of August 1, 2006, between the Registrant and James S. Vaccaro (Incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, dated August 1, 2006). |
| 10.8.1* | Amendment No. 1 to Change of Control Agreement, dated as of February 21, 2007, between the Registrant and James S. Vaccaro. (Incorporated by reference to Exhibit 10.8.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.9* | Change of Control Agreement, dated as of August 1, 2006, between the Registrant and Anthony Giordano, III (Incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, dated August 1, 2006). (Incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.9.1* | Amendment No. 1 to Change of Control Agreement, dated as of February 21, 2007, between the Registrant and Anthony Giordano, III. (Incorporated by reference to Exhibit 10.9.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.10* | Change of Control Agreement, dated as of February 21, 2007, between the Registrant and Thomas J. Garrity. (Incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.11* | Change of Control Agreement, dated as of February 21, 2007, between the Registrant and Lisa A. Borghese. (Incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007). |
| 10.12 | Registrant's 2005 Equity Incentive Plan (Incorporated by reference to exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005). |

| | |
|---|---|
| 14.1 | Chief Executive and Senior Financial Officer Code of Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2003). |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of KPMG LLP, as to the Registrant's consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. |
| 31.1 | Section 302 Certification of Chief Executive Officer. |
| 31.2 | Section 302 Certification of Chief Financial Officer. |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350. |

---

*Constitutes a management contract.

**EXHIBIT 21.1**

## SUBSIDIARIES OF CENTRAL JERSEY BANCORP

| Name of Subsidiary | State of Incorporation |
|---|---|
| Central Jersey Bank, National Association | New Jersey |
| MCBK Capital Trust I | Delaware |
| CJB Investment Company[1] | New Jersey |

[1] A wholly-owned subsidiary of Central Jersey Bank, National Association.

**EXHIBIT 23.1**

**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
Central Jersey Bancorp:

We consent to the incorporation by reference in Registration Statements No. 333-100893, No. 333-122468, No. 333-125658 and No. 333-144096 on Form S-8 and No. 333-131640 on Form S-3 of Central Jersey Bancorp of our reports dated March 14, 2008 relating to the consolidated statements of financial condition of Central Jersey Bancorp and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Central Jersey Bancorp.

/s/ KPMG LLP

Short Hills, New Jersey
March 14, 2008

**EXHIBIT 31.1**

# CERTIFICATION

I, James S. Vaccaro, certify that:

1. I have reviewed this annual report on Form 10-K of Central Jersey Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ James S. Vaccaro
James S. Vaccaro
Chairman, President and Chief Executive Officer

**EXHIBIT 31.2**

## CERTIFICATION

I, Anthony Giordano, III, certify that:

1. I have reviewed this annual report on Form 10-K of Central Jersey Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

/s/ Anthony Giordano, III
Anthony Giordano, III
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary

**EXHIBIT 32.1**

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Central Jersey Bancorp (the "Company") on Form 10-K for the year ended December 31, 2007 (the "Report"), I, James S. Vaccaro, President and Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2008

/s/ James S. Vaccaro
James S. Vaccaro
President and Chief Executive Officer

**EXHIBIT 32.2**

## CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Central Jersey Bancorp (the "Company") on Form 10-K for the year ended December 31, 2007 (the "Report"), I, Anthony Giordano, III, Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company, do hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. §78m or 78o(d), and,

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 14, 2008

/s/ Anthony Giordano, III
Anthony Giordano, III
Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

## BOARD OF DIRECTORS OF CENTRAL JERSEY BANCORP AND CENTRAL JERSEY BANK, N.A.

James G. Aaron, Esq.

Mark R. Aikins, Esq.

Nicholas A. Alexander

John A. Brockriede

George S. Callas

James P. Dugan, Esq.

M. Claire French

William H. Jewett

Paul A. Larson, Jr.

John F. McCann

Carmen M. Penta, CPA

Mark G. Solow

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. Executive Vice President*
*Chief Operating Officer*
*Secretary*

## OFFICERS OF CENTRAL JERSEY BANCORP

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. Executive Vice President*
*Chief Operating Officer*
*Secretary*

Anthony Giordano, III
*Executive Vice President*
*Chief Financial Officer /Treasurer*
*Assistant Secretary*

## OFFICERS OF CENTRAL JERSEY BANK, N.A.

James S. Vaccaro
*Chairman, President*
*Chief Executive Officer*

Robert S. Vuono
*Sr. EVP, Secretary*
*COO and CLO*

Anthony Giordano, III
*EVP, CFO/Treasurer*
*Assistant Secretary*

Robert K. Wallace
*EVP, Sr. Commercial Lending Officer*

Thomas J. Garrity
*EVP, Commercial Lending*

Kevin W. Hunt
*EVP, Commercial Lending*

Lisa A. Borghese
*SVP, Commercial Lending*

Luke R. Caverly
*SVP, Commercial Lending*

Gail M. Corrigan
*SVP, Human Resources*

Anthony J. DeNucci, III
*SVP, Information Technology*

Andrew M. Glatz
*SVP, SBA Lending*

Robert A. Hart
*SVP, Consumer Lending*

Nancy L. Malinconico
*SVP, Operations/Compliance/*
*BSA Officer/Security Officer*

David A. O'Connor
*SVP, Business Development*

Lauren S. Farrell
*VP, Sr. Accountant*

Denise M. Goldstein
*VP, Marketing/Training*

Katherine A. King
*VP, Business Development*

Donna A. McBain
*VP, Audit*

Mary L. Meier
*VP, Deposit Operations*

Michael T. Stocko
*VP, Finance*

Sally J. Troth
*VP, Loan Operations/Assist. Secretary*

Jeffrey T. Zatta
*VP, SBA Lending*

Christine Germann
*AVP, Loan Administration*

Richard Korman
*AVP, Credit Analysis*

Michele Hansen
*AC, Operations*

Susan A. Sauickie
*AC, Consumer Lending*

Stefani D. Ackerman
*VP, Branch Manager*

Patricia M. Binkowski
*VP, Branch Manager*

Raymond A. Bloetjes
*VP, Branch Manager*

Angela Crosio
*VP, Branch Manager*

Carol A. Feldman
*VP, Branch Manager*

Caroline E. Glynn
*VP, Branch Manager*

Karen E. Mastria
*VP, Branch Manager*

Anne G. Summers
*VP, Branch Manager*

Linda L. Talbot
*VP, Branch Manager*

Jerome J. Zaleski
*VP, Branch Manager*

Kimberly L. Ball
*AVP, Branch Manager*

John J. Gambardella
*AC, Branch Manager*

Donna M. Denardo
*AC, Assistant Branch Manager*

Marion E. Legier
*AC, Assistant Branch Manager*

Grace Ann Shivers
*AC, Assistant Branch Manager*

## ADVISORY BOARDS

**Long Branch:**

Gregory T. Aikins
Marci Ansell
Mary Ann Becker
Anthony Camassa
Michael A. Irene Jr., Esq.
Jacob L. Jones
Todd Katz
Holly Sue Lapidus
Edward Lefkowitz
Edwin B. Lennon, Jr.
Kenneth F. LePosa
Vito Morgano
Edward Moses
Alfred Peskoe
Steven C. Rubin, Esq.
Dr. Irving D. Strouse
Alexis Tucci, Esq.
Howard Walter
Joseph Wenning
Allen W. Winters

**Sea Girt:**

Stephen T. Barry
Philip J. Beisel
James B. Berg
Allen A. Bessemer
Denis Campbell
Peter Cancro
Don Corson, Sr.
Laura Rienzi Diver, Esq.
James M. Foglio
Richard Gardner
Barry Jost
Richard E. Kellers
James Maggs, Esq.
Roger McLaughlin, Esq.
Timothy Middleton, Esq.
Christopher Rice
Cosmo J. Scardino
Philip C. Schwier
James White

**Bradley Beach:**

Salvatore Scafidi
Dorothy A. Wilson, CPA
Nestor Winters, Esq.

**Point Pleasant:**

Kirk Larson
W. David Tranger

**Southern Regional:**

John Antonides
Warren G. Beyer
Christine Brown, CPA
John A. Camassa, Esq.
Susan Careatti
Robert Faccone, Esq.
Michael D. Fitzgerald, Esq.
C. Gavin Gatta
Roy Hall
Alan P. Hilla, Sr.
Vincent Hirsch
James T. Sabaitis, Esq.

**Manasquan:**

Peter J. Broege
George Dempsey
Robert F. Laird

**Little Silver Regional:**

Mitchell Ansell, Esq.
James E. Berube, Jr., Esq.
John Caruso
Scott Caruso
Shawn M. Gatta
Neil Guiney
Joseph P. Lucarelli
Frank Monteforte
Bernard Natelson
James Pavlis
Frank Santangelo

**Neptune City:**

Marilyn Koczan
Judy Larrison
Rev. Vernon McGowen, Jr.
Janice Sweeney
Jon Zschiegner

## STOCK TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

## INDEPENDENT AUDITORS

BMC LLP
Station Square Three
37 N. Valley Road
Paoli, PA 19301

## SHAREHOLDER INQUIRIES

Anthony Giordano, III
*EVP/CFO/Treasurer*
Central Jersey Bancorp
627 Second Avenue
Long Branch, NJ 07740
(732) 923-1115
(732) 923-0101 (fax)

## CORPORATE COUNSEL

Giordano, Halleran & Ciesla
125 Half Mile Road
Middletown, NJ 07748

## MARKET MAKERS

UBS Securities LLC

Citadel Derivatives Group LLC

Citigroup Global Markets LLC

Susquehanna Capital Group

Sandler, O'Neill & Partners LP

Knight Equity Markets LP

Keefe, Bruyette & Woods, Inc.

Sterne, Agee & Leach Inc.

NASDAQ Execution Services LLC

Automated Trading Deck

Archipelago Stock Exchange

Stifel Nicolaus & Co.

# BRANCH LOCATIONS



Little Silver
Long Branch
Ocean Township (coming)
Ocean Grove
Bradley Beach
Neptune City
Belmar
Spring Lake Heights
Sea Girt
Manasquan
Point Pleasant


611 Main Street
Belmar, NJ 07719
(732) 280-5400
(732) 280-9565 (fax)

501 Main Street
Bradley Beach, NJ 07720
(732) 775-0600
(732) 775-6987 (fax)

700 Branch Avenue
Little Silver, NJ 07739
(732) 933-3500
(732) 933-3504 (fax)

627 Second Avenue
Long Branch, NJ 07740
(732) 571-1300
(732) 571-1037 (fax)

444 Ocean Boulevard
Long Branch, NJ 07740
(732) 870-0004
(732) 870-3076 (fax)

155 Main Street
Manasquan, NJ 08736
(732) 292-1577
(732) 292-1585 (fax)

Shop Rite Plaza
2445 Highway 34
Manasquan, NJ 08736
(732) 528-4850
(732) 528-4916 (fax)

Shark River Plaza
300 West Sylvania Avenue
Route 33
Neptune City, NJ 07753
(732) 774-3636
(732) 774-4934 (fax)

61 Main Avenue
Ocean Grove, NJ 07756
(732) 775-0100
(732) 775-8645 (fax)

2201 Bridge Avenue
Point Pleasant, NJ 08742
(732) 899-0888
(732) 899-4125 (fax)

2200 Highway 35
Sea Girt, NJ 08750
(732) 292-1600
(732) 292-1240 (fax)

700 Allaire Road
Spring Lake Heights, NJ 07762
(732) 974-9800
(732) 974-9822 (fax)

**Residential Mortgage Department***
2200 Highway 35
Sea Girt, NJ 08750
(866) 518-2880
(732) 292-1250
(732) 292-1240 (fax)

**SBA Lending Department***
2200 Highway 35
Sea Girt, NJ 08750
(866) 518-2880
(732) 292-1250
(732) 292-1240 (fax)

**Future Location**
1903 Route 35 North and
Dow Avenue
Ocean Township, NJ
(Spring 2008)

**For additional information on our branches, please visit our web site www.cjbna.com**

* To be relocated to Ocean Township

CENTRAL JERSEY BANCORP

627 Second Avenue

Long Branch, NJ 07740

(732) 571-1300

www.cjbna.com

END